     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 26, 1999


                                                      REGISTRATION NO. 333-72665
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            ANSYS DIAGNOSTICS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

            DELAWARE                           2835                          33-0316510
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION NUMBER)            IDENTIFICATION NO.)

                            25200 COMMERCENTRE DRIVE
                         LAKE FOREST, CALIFORNIA 92630
                                 (949) 770-9381
               (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             STEPHEN K. SCHULTHEIS
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                            ANSYS DIAGNOSTICS, INC.
                            25200 COMMERCENTRE DRIVE
                         LAKE FOREST, CALIFORNIA 92630
                                 (949) 770-9381
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

            PATRICK ARRINGTON, ESQ.                          RODD M. SCHREIBER, ESQ.
            ELLEN S. BANCROFT, ESQ.              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
           MATTHEW L. STEIMEL, ESQ.                      333 W. WACKER DRIVE, SUITE 2100
             MARRIE K. STONE, ESQ.                           CHICAGO, ILLINOIS 60606
        BROBECK, PHLEGER & HARRISON LLP                          (312) 407-0700
              38 TECHNOLOGY DRIVE
           IRVINE, CALIFORNIA 92618
                (949) 790-6300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                             ---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED APRIL 26, 1999


                                2,500,000 SHARES

                                   ANSYS LOGO

                                  COMMON STOCK

--------------------------------------------------------------------------------


This is the initial public offering of ANSYS Diagnostics, Inc., and we are offering 2,500,000 shares of our common stock. We anticipate that the initial public offering price will be between $10.00 and $12.00 per share. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "ASDI."


--------------------------------------------------------------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

--------------------------------------------------------------------------------

                                                             PER SHARE       TOTAL
                                                             ---------    -----------
Initial public offering price............................     $           $
Underwriting discounts and commissions...................     $           $
Proceeds to ANSYS........................................     $           $

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

ANSYS Diagnostics, Inc. has granted the underwriters the right to purchase up to 375,000 additional shares of common stock to cover any over-allotments.

                             ---------------------

Vector Securities International, Inc.                   Sutro & Co. Incorporated

                      PROSPECTUS DATED             , 1999

                              [INSIDE FRONT COVER]

Markets Addressed by ANSYS
[Picture of Worker]
Caption: Workforce Testing
[Picture of emergency room procedure]
Caption: Emergency Room
[Picture of police car]
Caption: Law Enforcement
[Picture of laboratory testing procedure]
Caption: Laboratory Testing and Research
[Picture of Semi truck]
Caption: Department of Transportation
     In this prospectus, "ANSYS," "we," "us" and "our" refer to ANSYS Diagnostics, Inc. The use of the term "our" in phrases such as "our products" is not intended to infer that we hold any intellectual property or other ownership rights to the TesTcup, TesTstik, XtraAMP and SCIP product lines. Unless otherwise indicated, all information in this prospectus gives effect to a 1.2-for-1 stock split of our common stock effected in April 1999, and assumes that:

     - the initial public offering price will be $11.00 per share;

     - we will redeem all of our outstanding Series A redeemable preferred stock for cash;

     - we will convert all of our outstanding Series B convertible preferred stock into 3,641,328 shares of our common stock based on the assumed initial public offering price;

     - we will reincorporate ANSYS in Delaware in May 1999; and

     - the underwriters will not exercise their over-allotment option and no other person will exercise any other outstanding options.

     ANSYS(R), DRUGSTAT(R), DRUGSTAT RA(TM), LTD-Opiate(TM), ON-SITE(R), ON-SITE Alcohol(R), SPEC(R), SPEC-NEWS(TM), TOXI-LAB(R) and TOXI-NEWS(TM) are trademarks of ANSYS. TesTcup(R), TesTcup ER(TM), TesTcup 5 M2K(TM) and TesTstik(TM) are trademarks of Roche Diagnostic Systems, Inc. XtraAMP(TM) and SCIP(TM) are registered trademarks of Molecular Innovations, Inc. This prospectus also refers to trademarks of other companies.

[Inside gatefold]
Disposable Diagnostic Products from ANSYS Diagnostics, Inc.

[Picture of TesTcup]
Caption: TesTcup is a self-contained, disposable urine collection and testing device designed to detect the presence of up to five drugs of abuse simultaneously. TesTcup provides easily interpreted results in approximately five minutes and is designed to be simple to use.

[Picture of ON-SITE Alcohol]
Caption: On-Site Alcohol is a self-contained, easy to use, disposable, pocket-sized device designed to detect the presence of ethanol in urine or saliva in approximately two minutes.

[Picture of SPEC]
Caption: SPEC solid phase extraction products use proprietary membrane technology for preparing samples for trace analysis.

[Picture of Toxi-Lab]
Caption: The TOXI-LAB drug screening system is a unique, bench-top, thin layer chromatography system designed to detect over 500 drugs and drug byproducts.

[Picture of TesTstik]
Caption: TesTstick is a self-contained, easy to use, disposable dipstick designed to detect the presence of a single drug of abuse in approximately three minutes.

                               PROSPECTUS SUMMARY

     This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus carefully. You should consider the information under "Risk Factors" and in our financial statements and the notes relating to these financial statements, together with the information included elsewhere in this prospectus, before deciding to invest in the shares of our common stock.

                                  OUR BUSINESS

     We develop, manufacture and market drug testing products and specialty laboratory and research products. Our drug testing products detect the presence of drugs of abuse and alcohol, primarily in on-site testing applications. Our specialty laboratory and research products are used in the preparation of experimental samples for further analysis, as well as for the separation and detection of nucleic acids (DNA and RNA). In addition to our current products, we also have several products under development, both internally and in conjunction with third parties. All of our products utilize our core competencies in product design, engineering and manufacturing.


     We currently manufacture twelve on-site drug testing products, all of which are self-contained, disposable and easy to use. These products are designed to yield highly accurate results in less than five minutes and are intended to be cost-effective. Applications for these products include pre-employment screening, random employee testing, government mandated testing, parole and probation monitoring and hospital/emergency room drug testing. We also offer a laboratory-based drug testing product that detects more than 500 drugs and drug byproducts in urine, blood, tissue and other specimens. In addition, we are developing additional drug testing products that will enable physicians to monitor their patients' compliance with a prescribed therapeutic drug regimen.


     Our on-site and laboratory drug testing products address the market for products that analyze blood, urine, saliva and other specimens to detect the presence of and monitor certain substances, to diagnose diseases and other medical conditions, or to determine the chemical and microbiological constituents of the specimen. The United States drugs of abuse testing segment of this market was approximately $628 million in 1996, and is estimated to grow to approximately $900 million by 2002.


     We have collaborated with Roche Diagnostic Systems, Inc. for more than six years, and we continue to work with Roche both contractually and informally on developing new on-site drug testing products. For the on-site drug testing market, we manufacture the TesTcup and TesTstik family of products, as well as ON-SITE Alcohol. We have an exclusive contractual relationship with Roche, under which we manufacture the TesTcup product line through January 2003 and the TesTstik product line through October 2002. Roche owns all rights to and is responsible for selling and marketing the TesTcup and TesTstik product lines.


     In the specialty laboratory and research products market, we manufacture and sell solid phase extraction products and nucleic acid separation products. Solid phase extraction is a technique for removal of a target substance from a liquid onto a solid surface and the subsequent release of that substance for analysis. Nucleic acid separation involves isolating nucleic acids from other soluble contaminants. Nucleic acids, including DNA and RNA, are the fundamental regulatory molecules of life. We are currently co-developing rapid nucleic acid separation and detection products to expand our product line. Our specialty laboratory and research products are marketed primarily to clinical and environmental testing laboratories, pharmaceutical and biotechnology companies, and DNA testing and research organizations.


     ANSYS was incorporated in 1988 in California and will be reincorporated in Delaware in May 1999. Our executive offices are located at 25200 Commercentre Drive, Lake Forest, California 92630, and our telephone number is (949) 770-9381.

                                  THE OFFERING

Common stock offered.......................    2,500,000 shares


Common stock to be outstanding after this
offering...................................    8,058,472 shares(1)


Use of proceeds............................    For redemption of preferred stock
                                               and payment of cumulative
                                               dividends; for repayment of
                                               indebtedness; for the acquisition
                                               of complementary businesses,
                                               products and technologies; and
                                               for working capital and other
                                               general corporate purposes. See
                                               "Use of Proceeds."

Proposed Nasdaq National Market symbol.....    ASDI

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                            THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                     MARCH 31,
                                          --------------------------------------------   -------------------------
                                           1994     1995     1996     1997      1998        1998          1999
                                          ------   ------   ------   -------   -------   -----------   -----------
                                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales.............................  $6,589   $6,447   $8,126   $10,698   $18,964     $4,427        $5,495
  Gross profit..........................   4,588    4,178    5,068     5,599     9,261      2,263         2,727
  Operating expenses....................   3,117    3,364    3,204     3,649     4,749      1,076         1,223
  Operating income......................   1,471      814    1,864     1,950     4,512      1,187         1,504
  Net income............................  $  971   $  494   $1,201   $ 1,206   $ 2,691        716           902
  Earnings per share(2):
    Basic...............................  $ 0.34   $ 0.14   $ 0.46   $  0.54   $  1.33     $ 0.36        $ 0.46
    Diluted.............................  $ 0.15   $ 0.08   $ 0.19   $  0.20   $  0.45     $ 0.12        $ 0.15
  Weighted average shares
    outstanding(2):
    Basic...............................   2,307    2,307    2,230     1,901     1,890      1,881         1,880
    Diluted.............................   6,039    6,076    6,057     5,864     5,942      5,898         6,047
  Pro forma earnings per share(2):
    Basic...............................                                       $  0.47                   $ 0.16
    Diluted.............................                                       $  0.44                   $ 0.14
  Pro forma weighted average shares
    outstanding(2):
    Basic...............................                                         5,737                    5,727
    Diluted.............................                                         6,147                    6,253



                                                                            MARCH 31, 1999
                                                          --------------------------------------------------
                                                                                                PRO FORMA
                                                              ACTUAL         PRO FORMA(3)     AS ADJUSTED(4)
                                                          --------------    --------------    --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.............................     $ 2,686           $   426           $23,690
  Working capital.......................................       5,274             3,014            26,510
  Total assets..........................................      13,205            10,945            33,778
  Total long-term debt..................................       1,842             1,842                --
  Total stockholders' equity............................       8,697             6,437            31,112


-------------------------

(1) The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 1999, and does not include 956,620 shares of common stock issuable upon the exercise of options outstanding as of March 31, 1999, at a weighted average exercise price of $1.70 per share. See "Management -- Stock Option Plans" and Notes 9 and 11 of Notes to Consolidated Financial Statements.

(2) See Notes 10 and 11 of Notes to Consolidated Financial Statements for information regarding the determination of per share calculations.
(3) Pro forma to give effect to: (a) the payment of all undeclared cumulative dividends on our preferred stock; (b) the redemption of all of our outstanding Series A redeemable preferred stock; and (c) the conversion of all of our outstanding Series B convertible preferred stock, all of which will occur upon consummation of this offering.
(4) Pro forma as described in footnote (3) and as adjusted to give effect to the receipt and application of the estimated net proceeds from the sale of the 2,500,000 shares offered by this prospectus. See "Use of Proceeds."

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, YOU SHOULD CAREFULLY READ AND CONSIDER THE FOLLOWING RISK FACTORS BEFORE PURCHASING OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

     IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

     THIS PROSPECTUS ALSO CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THE RISKS DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

WE DEPEND ON REVENUES FROM SALES TO ROCHE AND OUR OPERATING RESULTS WOULD BE ADVERSELY AFFECTED IF SALES TO ROCHE WERE TO DECLINE.


     We derive a substantial portion of our revenues and earnings from the sale of TesTcup, TesTstik and ON-SITE Alcohol to Roche. These products together accounted for approximately 17% of our net sales during 1996, 42% during 1997, 65% during 1998 and 69% during the three months ended March 31, 1999. If Roche were to stop purchasing any of these products from us, either due to lack of consumer demand or otherwise, our business, financial condition and results of operations would be materially and adversely affected. We expect our revenues and profitability in the foreseeable future to depend substantially on our relationship with Roche in general and the TesTcup and TesTstik products in particular.



     Roche owns or has licensed from other parties all patent, intellectual property and other ownership rights to the TesTcup and TesTstik product lines. We have no rights to these product lines except our right to manufacture these products for Roche under our exclusive manufacturing agreements, which expire commencing in 2002. Roche may use another vendor to manufacture the TesTcup and/or TesTstik product lines if we do not produce a sufficient quantity of products which meet their specifications. Roche also owns the rights to any new versions of TesTcup and TesTstik which we may develop in the future. If Roche terminates or decides not to renew or extend our manufacturing agreements, our revenues will decline significantly and our business would be materially and adversely affected.


ROCHE CONTROLS THE MARKETING OF THE TESTCUP AND TESTSTIK PRODUCT LINES, AND WE DEPEND ON THEIR EFFORTS FOR THE SUCCESS OF THESE PRODUCTS.


     Our agreements with Roche give Roche complete control over all aspects of marketing the TesTcup and TesTstik product lines, including product pricing, sales force composition and promotional activities. Under these agreements, we also must offer Roche the first opportunity to exclusively market any and all new antibody-based drugs of abuse products which we develop. Roche has full responsibility for and complete control over the introduction, sales and marketing of the TesTcup and TesTstik product lines, including the recently introduced TesTcup ER. As a result, the successful marketing of the TesTcup and TesTstik product lines, as well as other products that we may develop, will depend on the efforts of Roche and is beyond our effective control. We cannot be certain that:
(1) Roche will continue to devote sufficient resources to market the TesTcup or TesTstik product lines effectively; (2) that Roche will not reduce their purchases of the TesTcup or TesTstik product lines, either due to a lack of consumer demand or otherwise; or (3) that Roche will market any of these products at prices that can achieve market acceptance. Roche is not required to purchase any minimum amounts of our products, and we do not have the right to sell or market these products directly or indirectly. Our business, financial condition and results of operations will be materially and adversely affected if Roche does not devote sufficient resources to marketing the TesTcup or TesTstik product lines or if Roche's marketing efforts are not successful.


THE FAILURE OF SOLE SOURCE SUPPLIERS TO PROVIDE KEY RAW MATERIALS COULD ADVERSELY AFFECT THE PRODUCTION OF OUR PRODUCTS AND COULD HARM OUR CUSTOMER RELATIONSHIPS.


     We use certain essential raw materials in our manufacturing processes which are currently available only from approved sole source suppliers. These raw materials include nitrocellulose membranes, glass fiber membranes and certain liquid reagents. We have experienced a shortage of nitrocellulose membranes in the past and the shortage of any of our key raw materials could disrupt our production and reduce our sales. We do not have any long-term supply agreements with any of these suppliers, and we have not qualified alternative suppliers for any of these raw materials. If we were to lose any of our current suppliers of these materials, we would have to qualify a new supplier for that material. We would also have to repeat product testing using the raw materials from the new supplier and may have to seek additional regulatory approvals. It is possible that these raw materials may not continue to be available on acceptable terms, or at all, or that alternative suppliers will be available. Any delays or reductions in product shipments by our suppliers could damage our relationships with our customers. Further, a significant increase in the price of one or more of these raw materials could materially and adversely affect our gross margins or operating results.


IF WE DO NOT MANAGE OUR GROWTH EFFECTIVELY, OUR FINANCIAL PERFORMANCE COULD BE ADVERSELY AFFECTED.

     Over the past few years, our business has grown rapidly and we have significantly expanded our operations to accommodate this growth. This expansion has placed a significant strain on our limited personnel, management, operating systems and other resources. Our net sales increased 77.3% over the past year, from $10.7 million in 1997 to $19.0 million in 1998. This rapid growth has:

     - made it difficult to forecast supply requirements accurately;

     - required us to implement new and upgraded operational and financial systems, procedures and controls; and

     - increased the responsibilities of management personnel.


     To manage growth effectively, we must continue to implement and improve our operational, financial and management information systems. We must also hire, train and manage additional employees. Our future financial performance could be materially and adversely affected if we are unable to manage our growth effectively.

WE DEPEND ON KEY PERSONNEL WHO ARE INSTRUMENTAL TO OUR BUSINESS AND ARE NOT SUBJECT TO EMPLOYMENT AGREEMENTS.

     Due to the specialized nature of our business, we are highly dependent on the continued service of our executive officers and other key management, scientific and technical personnel, particularly Stephen K. Schultheis, our Chairman, President and Chief Executive Officer, Steven P. Sidwell, our Executive Vice President -- Operations, and Dr. Dennis D. Blevins, our Vice President -- Research and Development. We do not have employment agreements with any of our officers or key employees. The loss of any of these persons could adversely affect our manufacturing operations, efficiency, product quality, and research and development efforts. Our future success will also depend in large part upon our ability to continue to attract, retain and motivate qualified scientific and technical personnel with advanced degrees, and technical research and manufacturing skills. The competition for qualified personnel is intense. If we cannot attract, retain and motivate such qualified personnel, our business will be adversely affected.


OUR CONTINUING EFFORTS TO INCREASE AUTOMATION MAY BE COSTLY, TIME-CONSUMING AND MAY NOT BE SUCCESSFUL.


     We are currently automating certain portions of our assembly lines. This automation is expensive and may not ultimately improve our operating efficiencies or manufacturing capacity. This automation involves a number of risks, including:

     - automation is costly because much of our equipment must be custom made and delays are beyond our control;

     - automation is likely to increase responsibilities for management personnel;


     - automation can result in quality control issues;



     - necessary qualification and validation processes may delay the implementation of automation; and



     - automation requires the hiring, training and managing of highly skilled employees to operate our automated facilities.


     We may not succeed in automating our manufacturing facility in a timely manner, at a commercially reasonable cost, or at all. Any resulting delays or increased down time could adversely affect our business, financial condition and results of operations.

THE LOSS OF OUR PRINCIPAL FACILITY COULD ADVERSELY AFFECT OUR BUSINESS.

     We manufacture all of our products at a single facility in Lake Forest, California. A disaster such as an earthquake or fire that damages this facility could interrupt our manufacturing process, disrupt our business and adversely affect our revenues and profitability. Any damage to our facility could also cause significant delays and require re-certification of our facility under the FDA's Quality System Regulations and under state regulations. Such certification could be time-consuming and costly, without any guarantee of obtaining recertification.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.


     Our quarterly operating results have fluctuated and are likely to continue to fluctuate due to a number of factors, many of which are not within our control. Because many of our manufacturing costs are fixed, any significant declines in our sales volume or sales revenue could cause our future operating results to be below the expectations of securities analysts and/or investors. If that happens, our business and the trading price of our common stock could be adversely affected.



     Factors that could affect our operating results also include the following:


     - the resources Roche dedicates to the marketing of products we develop and manufacture for Roche;

     - ANSYS' and Roche's ability to develop, introduce, market and gain market acceptance for new products and product enhancements in a timely manner;

     - changes in pricing policies by us, Roche, suppliers or competitors;

     - the availability of raw materials used to manufacture our products;

     - our ability to accurately forecast demand and inventory requirements;

     - the timing of sales to key customers or a decline in sales to a key customer;

     - the introduction of new products or product enhancements or technical innovations by competitors;


     - our ability to expand capacity or achieve further manufacturing efficiencies;



     - the timing and increased costs associated with increased sales and marketing, and research and development activities; and



     - changes in government regulation of our products or the legal status or procedural requirements for employment drug testing.



THE EFFECTS OF COMPETITION COULD ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL CONDITION.



     We compete with numerous companies that manufacture disposable drug tests that can be conducted on-site, such as in the workforce. We are aware of approximately twenty companies that currently manufacture drugs of abuse tests. We also compete with companies that manufacture products used in clinical settings, such as hospitals and reference laboratories. We expect competition to increase due to the increased acceptance of drug testing and technological advancements in diagnostic testing products. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. We believe independent reference and hospital laboratories currently perform the majority of diagnostic tests. We expect that these laboratories will compete vigorously to maintain their competitive position. To achieve broad market acceptance for the products we manufacture, we, together with Roche, will need to demonstrate that our products are an attractive alternative to laboratory testing. We believe the principal factors for competition in our industry include accuracy, reproducibility, ease of use, distribution capabilities and price. Some of our competitors may:


     - have larger, more established sales and marketing, distribution and service organizations;

     - offer broader product lines and test for more substances;

     - have greater name recognition;

     - offer discounts as a competitive tactic; and

     - have invested in competing technologies that may be more effective or more commercially attractive than our technologies.


     We cannot be certain that we will have the technical expertise, or the financial, marketing or distribution resources, either alone or in conjunction with Roche, to compete effectively in the future.


THE LOSS OF ANY KEY DISTRIBUTOR COULD AFFECT OUR REVENUES AND THE MARKET ACCEPTANCE OF OUR PRODUCTS.


     We rely upon third party distributors, as well as our own sales force, to distribute and market many of our new and existing products. If we lose one or more of our key distributors and cannot arrange suitable alternatives, our sales will likely decline. We may not be able to enter into new distribution or marketing agreements on satisfactory terms, or at all. We cannot be certain that our distributors will devote sufficient resources to effectively market and sell the products we manufacture, that they will devote sufficient resources in the future to market and sell any new products we manufacture, or that they will market these products at prices that can achieve market acceptance. In addition, our distributors may give higher priority to the products of similar suppliers or their own products, thus reducing their efforts to sell products we manufacture. If any of our distributors become unwilling or unable to promote, market and sell products we manufacture, our business could be adversely affected.


OUR FUTURE SUCCESS WILL DEPEND IN PART ON OUR ABILITY TO DEVELOP, INTRODUCE AND GAIN MARKET ACCEPTANCE OF NEW PRODUCTS.


     We believe our revenue growth and future operating results will depend, in part, on our ability to complete the development of new products and successfully introduce them. We have recently invested significant resources into the development of TesTstik 2, TesTstik 3 and TesTcup 5 M2K. We cannot be sure that any of these products will achieve broad market acceptance. It is possible that Roche may decide not to launch TesTstik 2 or TesTstik 3, or not to market or sell any of these products, and we have no right to market or sell any of these products ourselves. We are also in the late stages of development of the XtraAMP sample preparation product. To successfully introduce these and other new products, we must, among other things:


     - undertake time-consuming and costly development, manufacturing and other activities;

     - obtain necessary regulatory clearance or approvals in a timely manner;

     - establish and maintain reliable, cost-efficient, high-volume manufacturing capacity for these products;

     - ensure that our products comply with government and regulatory testing guidelines;

     - develop new products or modify existing products to detect the presence of new substances; and

     - obtain approval from our strategic partners.

     Each stage of this process involves inherent difficulties, which we may not be able to overcome. If our product development efforts are not successful, our business, financial condition and results of operations would be materially and adversely affected.



WE MUST COMPLY WITH VARIOUS GOVERNMENT REGULATIONS AND CANNOT BE ASSURED OF OBTAINING FURTHER REGULATORY APPROVALS.



     We cannot market or commercially sell new products unless the FDA has exempted them from its market clearance requirements or, if the products are not exempt, until the FDA either clears a notification under Section 510(k) of the Federal Food, Drug and Cosmetic Act or approves an application for premarket approval. The process of obtaining either 510(k) clearance or premarket approval can be lengthy, expensive and uncertain. All of our drug testing products and some of our specialty laboratory and research products are currently marketed pursuant to 510(k) notifications. Some of our existing products have been modified since they received 510(k) clearance. It is possible that the FDA might not agree with our decision that the modification did not require 510(k) clearance. If the FDA were to disagree, we might have to stop marketing those products or other penalties could apply. It is also possible that future modifications or enhancements to existing products will require clearance of new 510(k) notifications, which we or our strategic partners may not be able to obtain. Some new products may, however, require the more time consuming and costly premarket approval. Government regulations typically depend heavily on interpretation and could be applied retroactively. Future interpretations by the FDA or other regulatory bodies could adversely affect our business. If previously unknown problems with a cleared or approved product are discovered, we or our strategic partners may be required to restrict the product's marketing or withdraw the product from the market entirely and other penalties could apply. Our business could be materially and adversely affected by the loss of previously obtained clearances or the failure to comply with existing or future regulatory requirements, or the inability to obtain a 510(k) clearance or premarket approval.


     We are also subject to the FDA's Quality System Regulations because we manufacture medical devices marketed in the United States. We are subject to routine inspection by the FDA and other federal and state regulatory agencies for compliance with Quality System Regulations, Medical Device Reporting requirements and other applicable regulations. We cannot be certain that we will remain in compliance with all of such regulations. Noncompliance with applicable requirements can result in, among other things:

     - warning letters;

     - fines;

     - injunctions;

     - civil penalties;

     - recall or seizure of products;

     - total or partial suspension of production;

     - failure of the government to grant 510(k) clearance or premarket approval for devices;

     - withdrawal of marketing clearances or approvals; and

     - criminal prosecution.

     We are also subject to various other federal and state regulations, and numerous environmental and safety laws and regulations, including those governing the use and disposal of hazardous materials. We may incur significant costs in the future in complying with FDA mandates and other governmental regulations.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS.


     Our ability to compete effectively depends in part upon our ability to develop and maintain the proprietary aspects of our technology and to operate without infringing the proprietary rights of others. We hold two United States patents relating to our ON-SITE Alcohol product and are currently pursuing three pending United States patent applications for other existing products. In addition, we have filed two counterpart patent cooperation treaty applications as a first step in obtaining counterpart foreign patents. We cannot be certain that we will receive any additional patents. Our existing or future patents may not protect us from competitors with similar technology, particularly if they develop similar technology independently, or if they design around our intellectual property or the intellectual property of our strategic partners. It is also possible that our existing or future patents could still be challenged, invalidated or circumvented. In addition, protection of our intellectual property may be unavailable or limited in a number of foreign countries. If we are not able to adequately protect our technology, our competitors can more easily offer similar products.



     Roche, the owner of all of the intellectual property and other ownership rights to the TesTcup and TesTstik product lines, including certain modifications to these products, may not aggressively protect its patents or licenses to these product lines.



     We may be required to litigate to enforce our or our strategic partners' intellectual property rights or protect our trade secrets. We may also need to litigate to determine the validity and scope of proprietary rights of others, including our customers. Any time we are involved in litigation, we will likely incur significant costs. Litigation can also divert management's efforts and other resources from our business. In addition, litigation could result in the issuance of an injunction which could require us or our strategic partners to withdraw certain products from the market or redesign certain products currently offered for sale or under development. We may also be required to obtain a license to continue producing a product, which may not be available on reasonable terms, or at all. See "Business -- Intellectual Property."


WE MAY NEED TO RAISE ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS, OR AT ALL.

     If our capital requirements are materially different from those currently planned, we may need additional capital sooner than anticipated. Our future capital requirements will depend on many factors, including:


     - the level of product sales;



     - increased research and development expenses to fund new product development and product line expansion;



     - the progress and costs of our ongoing automation;



     - potential acquisitions of complementary businesses, products and technologies;



     - increased sales and marketing expenses; and



     - increased inventory levels to accommodate potential increases in net sales.

     Additional financing may not be available on acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products, expand our sales and marketing programs, take advantage of future opportunities or respond to competitive pressures and our business, financial condition and results of operations could be materially and adversely affected. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced. In addition, the new equity securities may have rights, preferences and privileges senior to our common stock.


WE DO NOT HAVE SIGNIFICANT DIRECT SALES CAPABILITIES WHICH COULD IMPACT OUR ABILITY TO EXPAND OUR BUSINESS.


     We currently have limited resources in direct sales, and in the marketing and distribution of our products. We may consider expanding our direct sales force to market future products ourselves if we have the right to do so. If we decide to distribute new products directly, we will have to invest in additional sales and marketing resources, particularly to add more field sales personnel. Our direct sales, marketing and distribution efforts may not be successful, and revenue from these efforts may not exceed our increased expenses.


WE MAY HAVE PRODUCT LIABILITY EXPOSURE NOT COVERED BY INSURANCE.

     The manufacture and sale of medical diagnostic devices entails an inherent risk of product liability claims. We face financial exposure to product liability claims if the use of our products results in an improper diagnosis. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. Product liability insurance is expensive, and we cannot be certain that our existing insurance can be renewed at an acceptable cost, or at all, or that it would adequately protect us against these types of claims.

WE MAY EXPERIENCE UNANTICIPATED WARRANTY EXPOSURE FOR WHICH WE DO NOT HAVE RESERVES.


     We may face warranty exposure which could adversely affect our results of operations. Our products typically carry a one year warranty against defects in materials and workmanship. For the TesTcup and TesTstik product lines, we are responsible for all costs, expenses and consequential damages under our contracts with Roche for all product recalls, returns and defects attributable to manufacturing. Based on our prior warranty experience, we have not established any reserves for the liability associated with product warranties. Accordingly, any unforeseen warranty exposure could materially and adversely affect our business, financial condition and results of operations.


WE ARE SUBJECT TO YEAR 2000 RISKS FOR WHICH WE MAY NOT BE PREPARED AND WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such year 2000 requirements or risk system failure or miscalculations, potentially causing disruptions of normal business activities. We rely on our systems and applications to operate and monitor all major aspects of our business, including our financial, information and manufacturing systems. Although we believe our internal infrastructure is year 2000 compliant, we cannot know for certain all of the problems that may arise until the turn of the century. Any disruption in our internal infrastructure could cause shipment errors, make it difficult to forecast adequately, harm our customer relationships and in general, adversely affect our business. We also rely on computer systems of other entities, both domestic and international, for the accurate exchange of data. These entities include our customers, suppliers, creditors and financial organizations. Even if our internal systems are not affected by the year 2000 issue, our business could be materially disrupted by year 2000 problems within these other entities. We have not determined what costs will be incurred in connection with our third party relationships, but such costs could be substantial. We do not currently have any contingency plans for unforeseen year 2000 issues.

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK.


     There has been no public market for our common stock prior to this offering. We cannot predict the extent to which investor interest in our common stock will lead to the development of an active trading market. If a public market does not develop, it could limit our investors' ability to sell their shares.


THE TRADING PRICE OF OUR COMMON STOCK MAY BE VOLATILE.


     The stock markets have experienced extreme price and volume fluctuations in the past, particularly in the diagnostic and specialty laboratory and research products markets. The trading prices of securities of many companies in these markets have been especially volatile, often for reasons unrelated to the operating performance of the specific companies. These broad market and industry factors may adversely affect the trading price of our common stock, regardless of our actual operating performance. If the market price of our common stock declines, we may be subject to costly and time consuming securities class action litigation. Any such litigation could have a material adverse effect on our business, financial condition and results of operations.


FUTURE SALES OF OUR COMMON STOCK COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.


     If our stockholders sell a substantial amount of our common stock, including shares issuable upon exercise of outstanding options, in the public market following this offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have 8,058,472 shares of common stock outstanding. Of these shares, the 2,500,000 shares sold in this offering will be freely tradeable in the public market. In addition, 18,400 shares will be available for sale in the public market 90 days following the date of this prospectus. All of the remaining 5,540,072 shares will be eligible for future sale in the public market 180 days from the date of this prospectus, upon expiration of lock-up agreements between the stockholders and the underwriters.



     The holders of 5,498,112 shares of our common stock have certain rights with respect to registration of those shares for sale in the public market. We also intend to file a registration statement covering the sale of 1,956,620 shares of our common stock granted or authorized for grant under our employee benefit plans. See "Management -- Stock Option Plans" and "Shares Eligible for Future Sale."


ANTI-TAKEOVER PROVISIONS MAY AFFECT THE PRICE OF OUR COMMON STOCK.

     Certain provisions of our certificate of incorporation, bylaws and Delaware law could make it difficult for a third party to acquire us, even though an acquisition might be beneficial to our stockholders. These provisions of our certificate of incorporation and bylaws and of Delaware law may have the effect of:

     - delaying, deterring or preventing a change in control;

     - discouraging bids for our common stock at a premium over the market price;

     - adversely affecting the market price of our common stock; and

     - adversely affecting voting and other rights of our stockholders.

     See "Description of Capital Stock" for a more complete discussion of these provisions.

OUR INSIDERS WILL STILL HAVE CONTROL OVER ALL MATTERS REQUIRING A STOCKHOLDER VOTE UPON COMPLETION OF THIS OFFERING.


     Following this offering, Ronald J. Hall, one of our directors, and his affiliates, will beneficially own an aggregate of 47.3% of our common stock, or 45.2% if the underwriters' over-allotment option is exercised in full. Our directors, executive officers and their affiliates as a group will beneficially own approximately 65.7% of our common stock upon completion of this offering, or approximately 63.0% if the underwriters' over-allotment option is exercised in full. As a result, our insiders will still have control over all matters requiring a stockholder vote after this offering, including the election of a majority of the Board of Directors and approval of significant corporate transactions. Such control could prevent or delay a change in control which might be in the best interests of our stockholders.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "expects," "anticipates," "estimates," "intends" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements concerning:

     - our ability to maintain or expand strategic relationships;

     - our ability to achieve cost reductions and automate our manufacturing processes;

     - our ability to develop, introduce and gain market acceptance of new products in a timely manner;

     - the timing and availability of products under development;

     - our ability to commercialize new products;

     - our ability to provide sufficient customer support;

     - the adequacy of our capital resources;

     - our ability to address year 2000 issues adequately;

     - future fluctuations in our operating expenses;

     - our future capital expenditures and cash resources; and

     - the use of the net proceeds from this offering.

     Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described above and elsewhere in this prospectus. We undertake no obligation to update publicly any such forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information becomes available in the future.

                                USE OF PROCEEDS


     The net proceeds to ANSYS from the sale of the 2,500,000 shares of common stock offered by ANSYS are estimated to be approximately $24.7 million ($28.5 million if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by ANSYS.



     We intend to use approximately $2.3 million of the net proceeds of this offering to redeem all of our outstanding Series A redeemable preferred stock and to pay all cumulative dividends that have accrued on all of the outstanding shares of our preferred stock through the closing of this offering. We also plan to use approximately $1.8 million of the net proceeds of this offering to repay our bank debt, which was used for tenant improvements associated with our relocation to our new facilities in February 1998. Interest on the bank debt accrues at a fixed rate of 8.42% and the bank debt matures on June 30, 2005.


     We may use a portion of the net proceeds of this offering to acquire businesses, products and technologies that are complementary to ours. As of the date of this prospectus, we are not engaged in any agreements or negotiations regarding any material acquisition. We intend to use the balance of the net proceeds of this offering for general corporate purposes, including the funding of working capital requirements, increasing research and development expenditures and investing in automation equipment for our manufacturing facility. We currently have an option to purchase our facility in February 2000 for an aggregate purchase price of $5.6 million. We may use a portion of the net proceeds of this offering to purchase this facility.

     Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in short-term, investment grade, interest bearing securities. Other than as described above, we have no specific plans for the net proceeds of this offering. Our management will have broad discretion concerning the allocation and use of a significant portion of the net proceeds of this offering which we receive. The principal purposes for conducting this offering are to create a public market for our common stock and to increase our financial flexibility and working capital.

     The foregoing represents our best estimate of the allocation of the net proceeds from the sale of the common stock offered by this prospectus, based upon the current state of our business operations, our current plans for expansion and the current economic and industry conditions. This estimate is subject to reallocation among the categories stated above. The amount or timing of actual expenditures will depend on numerous factors, including our profitability, the availability of alternative financing, our business development activities and competition.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not anticipate that we will declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and such other factors as the Board of Directors deems relevant. In addition, our bank debt contains restrictions on the payment of cash dividends without the lender's prior written consent.

                                 CAPITALIZATION


     The following table sets forth the capitalization of ANSYS at March 31, 1999. The Pro Forma column gives effect to the payment of all undeclared cumulative dividends on our preferred stock, the redemption of all of our outstanding Series A redeemable preferred stock and the conversion of all of our outstanding Series B convertible preferred stock into shares of our common stock. The Pro Forma As Adjusted column additionally reflects the issuance of 2,500,000 shares of common stock offered by this prospectus and the receipt and application of the estimated net proceeds of this offering, assuming an initial public offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by ANSYS. This table should be read in conjunction with our Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus. See "Use of Proceeds" and "Description of Capital Stock."



                                                        MARCH 31, 1999(1)
                                            -----------------------------------------
                                                                           PRO FORMA
                                              ACTUAL        PRO FORMA     AS ADJUSTED
                                            -----------    -----------    -----------
                                                         (IN THOUSANDS)
Total long-term debt......................    $ 1,842        $1,842         $    --
Stockholders' equity:
  Preferred stock, $.0001 par value;
     5,000,000 shares authorized; 18,000
     shares issued and outstanding,
     actual; no shares issued and
     outstanding, pro forma and pro forma
     as adjusted..........................         --            --              --
  Common stock, $.0001 par value;
     30,000,000 shares authorized;
     1,917,144 shares issued and
     outstanding, actual; 5,558,472 shares
     issued and outstanding, pro forma;
     8,058,472 shares issued and
     outstanding, pro forma as adjusted...         --             1               1
  Additional paid-in capital..............      1,965         1,564          26,239
  Retained earnings.......................      6,732         4,872           4,872
                                              -------        ------         -------
     Total stockholders' equity...........      8,697         6,437          31,112
                                              -------        ------         -------
          Total capitalization............    $10,539        $8,279         $31,112
                                              =======        ======         =======


-------------------------

(1) Excludes 956,620 shares of common stock issuable upon the exercise of options outstanding as of March 31, 1999, at a weighted average exercise price of $1.70 per share. See "Management -- Stock Option Plans" and Notes 9 and 11 of Notes to Consolidated Financial Statements.

                                    DILUTION


     The net tangible book value of ANSYS as of March 31, 1999 was approximately $8.2 million, or $4.27 per share of common stock. Net tangible book value per share represents the amount of ANSYS' total tangible assets less total liabilities divided by the number of shares of common stock outstanding as of March 31, 1999. After giving effect to the payment of all undeclared, cumulative dividends on our preferred stock, the redemption of all of our outstanding Series A redeemable preferred stock and the conversion of all of our outstanding Series B convertible preferred stock into shares of common stock, the pro forma net tangible book value of ANSYS as of March 31, 1999 was approximately $5.9 million, or $1.07 per share of common stock. Without taking into account any other changes in pro forma net tangible book value other than to give effect to the sale by ANSYS of the 2,500,000 shares of common stock offered by this prospectus and the receipt and application of the net proceeds of this offering, the pro forma net tangible book value of ANSYS as of March 31, 1999, would have been $31.0 million, or $3.85 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.78 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $7.15 per share to investors purchasing common stock in this offering.


     The following table illustrates this per share dilution:


Assumed initial public offering price per share......            $11.00
  Net tangible book value per share as of March 31,
     1999............................................  $ 4.27
  Pro forma effect of the transactions referenced
     above...........................................   (3.20)
                                                       ------
  Pro forma net tangible book value per share as of
     March 31, 1999..................................    1.07
  Increase per share attributable to new investors...    2.78
                                                       ------
Pro forma net tangible book value per share after
  this offering......................................              3.85
                                                                 ------
Dilution per share to new investors..................            $ 7.15
                                                                 ======



     The following table summarizes, on a pro forma basis as of March 31, 1999, the difference between the number of shares of common stock purchased from ANSYS, the total consideration paid and the average price per share paid by existing stockholders and by new investors, assuming an initial public offering price of $11.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by ANSYS:



                               SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                              -------------------    ---------------------      PRICE
                               NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                              ---------   -------    -----------   -------    ---------
     Existing
  stockholders..............  5,558,472     69.0%    $ 1,875,000      6.4%     $ 0.34
     New investors..........  2,500,000     31.0      27,500,000     93.6       11.00
                              ---------    -----     -----------    -----
          Total.............  8,058,472    100.0%    $29,375,000    100.0%
                              =========    =====     ===========    =====



     The foregoing table assumes no exercise of the underwriters' over-allotment option or shares underlying outstanding options. As of March 31, 1999, options to purchase 956,620 shares of our common stock were outstanding at a weighted average exercise price of $1.70 per share. To the extent that these options are exercised, new investors will experience further dilution. See
"Management -- Stock Option Plans" and Notes 9 and 11 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data as of December 31, 1997 and 1998 and for each of the years ended December 31, 1996, 1997 and 1998 was derived from, and should be read in conjunction with, ANSYS' Consolidated Financial Statements and Notes thereto audited by McGladrey & Pullen, LLP, independent auditors, included elsewhere herein. Selected consolidated financial data as of December 31, 1994, 1995 and 1996 and for the years ended December 31, 1994 and 1995 has been derived from ANSYS' unaudited consolidated financial statements not included herein. The selected consolidated financial data as of and for the three months ended March 31, 1999 and 1998 have been derived from ANSYS' unaudited consolidated financial statements included elsewhere in this prospectus. Such unaudited consolidated financial information has been prepared by ANSYS on a basis consistent with ANSYS' annual audited consolidated financial statements and, in the opinion of management, contains all normal recurring adjustments necessary for a fair presentation of the consolidated financial position and results of operations for the applicable periods. Interim results are not necessarily indicative of future results. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto, included elsewhere in this prospectus.



                                                                                     THREE MONTHS ENDED
                                             YEARS ENDED DECEMBER 31,                     MARCH 31,
                                   --------------------------------------------   -------------------------
                                    1994     1995     1996     1997      1998        1998          1999
                                   ------   ------   ------   -------   -------   -----------   -----------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)       (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales......................  $6,589   $6,447   $8,126   $10,698   $18,964     $4,427         $5,495
  Cost of goods sold.............   2,001    2,269    3,058     5,099     9,703      2,164          2,768
                                   ------   ------   ------   -------   -------     ------         ------
  Gross profit...................   4,588    4,178    5,068     5,599     9,261      2,263          2,727
  Operating expenses:
    Research and development.....     663      561      434       773       700        174            207
    Selling, general and
      administrative.............   2,454    2,803    2,770     2,876     4,049        902          1,016
                                   ------   ------   ------   -------   -------     ------         ------
    Total operating expenses.....   3,117    3,364    3,204     3,649     4,749      1,076          1,223
                                   ------   ------   ------   -------   -------     ------         ------
  Operating income...............   1,471      814    1,864     1,950     4,512      1,187          1,504
  Interest income (expense)......    (100)      20       55        59       (46)        (4)            (9)
                                   ------   ------   ------   -------   -------     ------         ------
  Income before income taxes.....   1,371      834    1,919     2,009     4,466      1,183          1,495
  Provision for income taxes.....     400      340      718       803     1,775        467            593
                                   ------   ------   ------   -------   -------     ------         ------
  Net income.....................  $  971   $  494   $1,201   $ 1,206   $ 2,691     $  716         $  902
                                   ======   ======   ======   =======   =======     ======         ======
  Earnings per share(1):
    Basic........................  $ 0.34   $ 0.14   $ 0.46   $  0.54   $  1.33     $ 0.36         $ 0.46
    Diluted......................  $ 0.15   $ 0.08   $ 0.19   $  0.20   $  0.45     $ 0.12         $ 0.15
  Weighted average shares
    outstanding(1):
    Basic........................   2,307    2,307    2,230     1,901     1,890      1,881          1,880
    Diluted......................   6,039    6,076    6,057     5,864     5,942      5,898          6,047
  Pro forma earnings per
    share(1):
    Basic........................                                       $  0.47                    $ 0.16
    Diluted......................                                       $  0.44                    $ 0.14
  Pro forma weighted average
    shares outstanding(1):
    Basic........................                                         5,737                     5,727
    Diluted......................                                         6,147                     6,253

                                                                                         MARCH 31, 1999
                                                DECEMBER 31,                   -----------------------------------
                                 -------------------------------------------               PRO        PRO FORMA
                                  1994     1995     1996     1997     1998     ACTUAL    FORMA(2)   AS ADJUSTED(3)
                                 ------   ------   ------   ------   -------   -------   --------   --------------
BALANCE SHEET DATA:                                               (IN THOUSANDS)
  Cash and cash equivalents....  $1,535   $1,247   $1,784   $1,515   $ 3,176   $ 2,686   $   426       $23,690
  Working capital..............   1,553    2,242    3,120    3,002     5,053     5,274     3,014        26,510
  Total assets.................   4,041    3,668    4,855    6,893    11,891    13,205    10,945        33,778
  Total long-term debt.........      --       --       --       --     1,894     1,842     1,842            --
  Total stockholders' equity...   2,609    3,083    3,973    4,957     7,664     8,697     6,437        31,112


-------------------------
(1) See Notes 10 and 11 of Notes to Consolidated Financial Statements for information regarding the determination of per share calculations.


(2) Pro forma to give effect to: (a) the payment of all undeclared cumulative dividends on our preferred stock; (b) the redemption of all of our outstanding Series A redeemable preferred stock; and (c) the conversion of all of our outstanding Series B convertible preferred stock, all of which will occur upon consummation of this offering.


(3) Pro forma as described in footnote (2) and as adjusted to give effect to the receipt and application of the estimated net proceeds from the sale of the 2,500,000 shares offered by this prospectus. See "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND OUR FINANCIAL STATEMENTS AND THE NOTES RELATING TO THESE FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

     ANSYS was organized in 1988 to acquire the Analytical Systems division of Marion Laboratories, Inc. Since our inception, we have financed our working capital requirements primarily from cash provided by operations. In 1995, we completed the repayment of indebtedness incurred in connection with the acquisition from Marion Laboratories.


     We commenced our collaborative relationship with Roche in 1992, and began developing products for the on-site drug testing markets. We believe on-site testing represents the principal opportunity for growth in the drug testing market. In 1991, we introduced our first on-site product, ON-SITE Alcohol, a self-contained, disposable, pocket-sized test for the detection of ethanol in urine or saliva. TesTcup, introduced in 1995, and TesTstik, introduced in 1997, were developed in collaboration with Roche as disposable, rapid screening tests for certain drugs of abuse in urine. We manufacture both of these products for Roche under exclusive agreements. Our revenue growth during the last three fiscal years has resulted primarily from increased sales of on-site drug testing products to Roche and has been driven by increased demand for existing on-site diagnostic products, as well as by new product introductions. During 1996, 1997, 1998 and the three months ended March 31, 1999, our sales of on-site drug testing products (including our proprietary product, ON-SITE Alcohol, which is also distributed by Roche) accounted for 17%, 42%, 65% and 69% of our total net sales, respectively. Substantially all of our sales of on-site drug testing products were to Roche during each of the past three fiscal years and the three months ended March 31, 1999. The balance of our revenue during these periods was derived from sales of TOXI-LAB and SPEC products, and to a lesser extent, sales of nucleic acid separation products to Promega Corporation. We expect to continue to be substantially dependent on Roche for our net sales and profitability for the foreseeable future.



     Roche paid us development fees for customer sponsored research and development in the amount of $96,000 in 1993 in connection with the development of the initial TesTcup product, and a total of $60,000 in 1996 and $20,000 in 1997 in connection with the development of the initial TesTstik product. We accounted for these fees as revenue. Pursuant to our contractual agreements with Roche, these development fees were not refundable and were not subject to any future performance obligations by either party. No further development fees are due to us under our agreements with Roche. ANSYS sponsored all other research and development activities for the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1999. While we perform substantially all of our own research and development, we have, from time to time, engaged third parties to conduct discrete research and development projects.



     TOXI-LAB, our first laboratory-based drug testing product, was introduced by our predecessor company in 1978. TOXI-LAB is a broad spectrum drug screening system that uses our proprietary membranes. We introduced SPEC, our first specialty laboratory and research product, in 1990. In addition, we began manufacturing nucleic acid separation products for Promega in 1996. Since 1997, we have also been developing rapid nucleic acid separation and detection products in conjunction with Molecular Innovations.

RESULTS OF OPERATIONS

     The following table sets forth certain income statement items expressed as a percentage of net sales for the periods indicated:


                                                                       THREE MONTHS
                                                                          ENDED
                                         YEARS ENDED DECEMBER 31,       MARCH 31,
                                        --------------------------    --------------
                                         1996      1997      1998     1998     1999
                                        ------    ------    ------    -----    -----
Net sales.............................  100.0%    100.0%    100.0%    100.0%   100.0%
                                        -----     -----     -----     -----    -----
Gross profit..........................   62.3      52.3      48.8      51.1     49.6
Operating expenses:
  Research and development............    5.3       7.2       3.7       3.9      3.8
  Selling, general and
     administrative...................   34.1      26.9      21.3      20.4     18.5
Total operating expenses..............   39.4      34.1      25.0      24.3     22.3
Operating income......................   22.9      18.2      23.8      26.8     27.3
Interest income (expense).............    0.7       0.6      (0.2)     (0.1)    (0.1)
Income before income taxes............   23.6      18.8      23.6      26.7     27.2
Provision for income taxes............    8.8       7.5       9.4      10.5     10.8
Net income............................   14.8      11.3      14.2      16.2     16.4



  THREE MONTHS ENDED MARCH 31, 1999 AND 1998



     Net Sales. Net sales for the three months ended March 31, 1999 were $5.5 million compared to $4.4 million for the same period in 1998, representing an increase of 24.1%. The $1.1 million increase in net sales was primarily attributable to a 177.4% increase in unit sales of TesTcup during the three months ended March 31, 1999 compared to the same period in 1998. This increase was partially offset by a 12.9% decrease in the per unit price of TesTstik as a result of contractual volume pricing concessions to Roche, as well as a 26.0% decrease in the unit sales of TesTstik over the same period. This decrease in unit sales reflects the inclusion of large initial orders of TesTstik in the first quarter of 1998 related to the introduction of the product in October 1997.



     Gross Profit. Gross profit for the three months ended March 31, 1999 was $2.7 million compared to $2.3 million for the same period in 1998, representing an increase of 20.5%. As a percentage of net sales, gross profit decreased to 49.6% for the three months ended March 31, 1999 compared to 51.1% for the same period in 1998. This decrease in gross profit as a percentage of net sales was primarily due to the decrease in the per unit price of TesTstik referred to above.



     Research and Development Expense. Research and development expense primarily consists of payroll and related expenses, material expenses and facility costs associated with our development of new technologies and products. Research and development expense for the three months ended March 31, 1999 was $207,000 compared to $174,000 for the same period in 1998, representing an increase of 19.0%. As a percentage of net sales, research and development expense decreased slightly to 3.8% for the three months ended March 31, 1999 from 3.9% for the same period in 1998.

     Selling, General and Administrative Expense. Selling, general and administrative expense primarily consists of compensation and related expenses for sales and marketing, technical support, executive, accounting and administrative personnel, travel expenses, advertising and product promotion costs, insurance costs, facilities costs, and accounting, legal and other general corporate expenses. Selling, general and administrative expense for the three months ended March 31, 1999 was $1.0 million compared to $902,000 for the same period in 1998, representing an increase of 12.6%. This increase in selling, general and administrative expense was primarily due to increased compensation expense related to additional administrative personnel. As a percentage of net sales, selling, general and administrative expense decreased to 18.5% for the three months ended March 31, 1999 from 20.4% for the same period in 1998. This decrease resulted from the fixed nature of a substantial portion of our operating expenses and higher sales volume during the three months ended March 31, 1999.



     Interest Income (Expense). Interest expense for the three months ended March 31, 1999 was $9,000 compared to $4,000 for the same period in 1998, representing an increase of 125.0%. The increase in interest expense was attributable to increased borrowings related to the purchase of equipment and leasehold improvements associated with the completion of our new corporate headquarters and manufacturing facility.



     Provision for Income Taxes. Provision for income taxes for the three months ended March 31, 1999 was $593,000 compared to $467,000 for the same period in 1998. The increase in provision for income taxes was due to our increased profitability.



     Net Income. Net income for the three months ended March 31, 1999 was $902,000 compared to $716,000 for the same period in 1998, representing an increase of 26.0%. As a percentage of net sales, net income increased to 16.4% for the three months ended March 31, 1999 compared to 16.2% for the same period in 1998.


  YEARS ENDED DECEMBER 31, 1998 AND 1997


     Net Sales. Net sales for the year ended December 31, 1998 were $19.0 million compared to $10.7 million for 1997, representing an increase of 77.3%. The $8.3 million increase in net sales was primarily attributable to unit sales increases of our on-site drug testing products, principally a 667.2% increase in unit sales of TesTstik, reflecting a full year of sales of this product in 1998. The increase in net sales was also attributable to a lesser extent to a 63.9% increase in unit sales of TesTcup.



     Gross Profit. Gross profit for the year ended December 31, 1998 was $9.3 million compared to $5.6 million for 1997, representing an increase of 65.4%. As a percentage of net sales, gross profit decreased to 48.8% in the year ended December 31, 1998 compared to 52.3% for 1997. The decrease as a percentage of net sales reflects an increasing percentage of total net sales of on-site drug testing products, which generally carry lower gross margins than our laboratory products.



     Research and Development Expense. Research and development expense for the year ended December 31, 1998 was $700,000 compared to $773,000 for 1997, representing a decrease of 9.4%. As a percentage of net sales, research and development expense decreased to 3.7% for the year ended December 31, 1998 from 7.2% for 1997. We anticipate that research and development expense will increase significantly in future periods, both in dollar amount and as a percentage of net sales, as we begin to implement a more active product development strategy. We anticipate that initial increases in research and development expense will consist primarily of increased labor costs and supplies to enhance and expand our current product lines. Substantially all of the anticipated increases in research and development expense are at management's discretion.


     Selling, General and Administrative Expense. Selling, general and administrative expense for the year ended December 31, 1998 was $4.0 million compared to $2.9 million for 1997, representing an increase of 40.8%. The increase in selling, general and administrative expense was due to increased compensation expense associated with the growth of our workforce. As a percentage of net sales, selling, general and administrative expense decreased to 21.3% for the year ended December 31, 1998 from 26.9% for 1997. The decrease as a percentage of net sales was due to the effective use of our infrastructure to support higher volumes of net sales, the realization of improved operating efficiencies and proportionately lower selling expenses associated with increased sales of products marketed by Roche.


     Interest Income (Expense). Interest expense for the year ended December 31, 1998 was $46,000 compared to interest income of $59,000 for 1997, reflecting our increased borrowings during 1998 for the purchase of equipment and leasehold improvements in our new corporate headquarters and manufacturing facility, in which we occupied in February 1998.

     Provision for Income Taxes. Provision for income taxes for the year ended December 31, 1998 was $1.8 million compared to $803,000 for 1997. The increase in provision for income taxes was due to our increased profitability.

     Net Income. Net income for the year ended December 31, 1998 was $2.7 million compared to $1.2 million for 1997, representing an increase of 123.1%. As a percentage of net sales, net income increased to 14.2% for the year ended December 31, 1998 from 11.3% for 1997.

  YEARS ENDED DECEMBER 31, 1997 AND 1996


     Net Sales. Net sales for the year ended December 31, 1997 were $10.7 million compared to $8.1 million for 1996, representing an increase of 31.7%. The $2.6 million increase in net sales was primarily attributable to unit sales increases of our on-site drug testing products, principally a 149.8% increase in unit sales of TesTcup, and to a lesser extent, initial sales of TesTstik, which was introduced in October 1997.



     Gross Profit. Gross profit for the year ended December 31, 1997 was $5.6 million compared to $5.1 million for 1996, representing an increase of 10.5%. As a percentage of net sales, gross profit decreased to 52.3% in the year ended December 31, 1997 compared to 62.3% for 1996. The decrease as a percentage of net sales reflects an increasing percentage of total net sales of on-site drug testing products, which generally carry lower gross margins than our laboratory products. The decrease as a percentage of net sales also reflects certain raw material and production process issues that occurred in the second quarter of 1997. These issues related to greater than expected variability in our nitrocellulose membranes for our TesTcup and TesTstik product lines, as well as production difficulties associated with the early ramp-up of the TesTcup manufacturing process. Although the quality of nitrocellulose membranes is inherently inconsistent, we implemented quality control procedures in 1997 which have enabled us to detect these inconsistencies earlier in the manufacturing process and to implement any necessary adjustments.

     Research and Development Expense. Research and development expense for the year ended December 31, 1997 was $773,000 compared to $434,000 for 1996, representing an increase of 78.1%. As a percentage of net sales, research and development expense increased to 7.2% for the year ended December 31, 1997 from 5.3% for 1996. The increase in research and development expenses was due to expense associated with the development of the TesTstik product that was introduced in October 1997.

     Selling, General and Administrative Expense. Selling, general and administrative expense for the year ended December 31, 1997 was $2.9 million compared to $2.8 million for 1996, representing an increase of 3.8%. As a percentage of net sales, selling, general and administrative expense decreased to 26.9% for the year ended December 31, 1997 from 34.1% for 1996. The decrease as a percentage of net sales was due to the effective use of our infrastructure to support higher volumes of net sales, the realization of improved operating efficiencies, and proportionately lower selling expenses associated with increased sales of products marketed by Roche.

     Interest Income (Expense). Interest income for the year ended December 31, 1997 was $59,000 compared to $55,000 for 1996, representing an increase of 7.3%.


     Provision for Income Taxes. Provision for income taxes for the year ended December 31, 1997 was $803,000 compared to $718,000 for 1996. The increase in the provision for income taxes was due to our increased profitability. The Internal Revenue Service has notified us that it intends to examine our 1996 income tax return and certain of our other financial records. The examination has not yet begun and, accordingly, we are not able to assess the nature or extent of this inquiry.


     Net Income. Net income for each of the years ended December 31, 1997 and 1996 was $1.2 million. As a percentage of net sales, net income decreased to 11.3% for the year ended December 31, 1997 from 14.8% for 1996.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


     The following tables present quarterly results of operations, in dollar amounts and as a percentage of net sales, for the last nine quarters, that have been derived from the consolidated financial statements of ANSYS. The information has been prepared by us on a basis consistent with our audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the information for the periods presented.



                                                                     THREE MONTHS ENDED
                                  -----------------------------------------------------------------------------------------
                                                   1997                                     1998                     1999
                                  --------------------------------------   --------------------------------------   -------
                                  MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31
                                  -------   -------   --------   -------   -------   -------   --------   -------   -------
                                                                    (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Net sales...................  $2,400    $2,395     $2,551    $3,352    $4,427    $4,597     $4,883    $5,057    $5,495
    Gross profit................   1,426     1,087      1,356     1,730     2,263     2,307      2,471     2,220     2,727
    Operating expenses:
      Research and
        development.............     173       178        215       207       174       163        179       184       207
      Selling, general and
        administrative..........     732       705        694       745       902       991      1,216       940     1,016
                                  ------    ------     ------    ------    ------    ------     ------    ------    ------
        Total operating
          expenses..............     905       883        909       952     1,076     1,154      1,395     1,124     1,223
                                  ------    ------     ------    ------    ------    ------     ------    ------    ------
    Operating income............     521       204        447       778     1,187     1,153      1,076     1,096     1,504
    Interest income (expense)...      18        26          7         8        (4)      (14)       (14)      (14)       (9)
                                  ------    ------     ------    ------    ------    ------     ------    ------    ------
    Income before income
      taxes.....................     539       230        454       786     1,183     1,139      1,062     1,082     1,495
    Provision for income
      taxes.....................     214        99        181       309       467       482        417       409       593
                                  ------    ------     ------    ------    ------    ------     ------    ------    ------
    Net income..................  $  325    $  131     $  273    $  477    $  716    $  657     $  645    $  673    $  902
                                  ======    ======     ======    ======    ======    ======     ======    ======    ======
    Earnings per share:
      Basic.....................  $ 0.14    $ 0.05     $ 0.12    $ 0.23    $ 0.36    $ 0.32     $ 0.32    $ 0.33    $ 0.46
      Diluted...................  $ 0.05    $ 0.02     $ 0.05    $ 0.08    $ 0.12    $ 0.11     $ 0.10    $ 0.11    $ 0.15

AS A PERCENTAGE OF NET SALES:
    Net sales...................   100.0%    100.0%     100.0%    100.0%    100.0%    100.0%     100.0%    100.0%    100.0%
                                  ------    ------     ------    ------    ------    ------     ------    ------    ------
    Gross profit................    59.4      45.4       53.2      51.6      51.1      50.2       50.6      43.9      49.6
    Operating expenses:
      Research and
        development.............     7.2       7.4        8.4       6.2       3.9       3.5        3.7       3.6       3.8
      Selling, general and
        administrative..........    30.5      29.5       27.3      22.2      20.4      21.6       24.9      18.6      18.5
        Total operating
          expenses..............    37.7      36.9       35.7      28.4      24.3      25.1       28.6      22.2      22.3
    Operating income............    21.7       8.5       17.5      23.2      26.8      25.1       22.0      21.7      27.3
    Interest income (expense)...     0.8       1.1        0.3       0.2      (0.1)     (0.3)      (0.3)     (0.3)     (0.1)
    Income before income
      taxes.....................    22.5       9.6       17.8      23.4      26.7      24.8       21.7      21.4      27.2
    Provision for income
      taxes.....................     9.0       4.1        7.1       9.2      10.5      10.5        8.5       8.1      10.8
    Net income..................    13.5       5.5       10.7      14.2      16.2      14.3       13.2      13.3      16.4



     Our quarterly operating results have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control. For example, during the second quarter of 1997, we experienced a decline in gross profit largely as a result of raw material and production process problems. See "Risk Factors -- The Failure of Sole Source Suppliers to Provide Key Raw Materials Could Adversely Affect the Production of Our Products and Could Harm Our Customer Relationships" and "Risk
Factors -- Fluctuations In Our Quarterly Operating Results Could Adversely Affect the Price of Our Common Stock."

LIQUIDITY AND CAPITAL RESOURCES

     The primary source of liquidity for ANSYS has been cash generated from operations and borrowings under our revolving credit facility and secured term note payable.


     Cash flows from operating activities were $1.1 million, $625,000, $2.9 million and $710,000 for the years ended December 31, 1996, 1997 and 1998, and the three months ended March 31, 1999, respectively. Our accounts receivable and inventory have increased in each of 1996, 1997, 1998 and 1999, primarily due to increased product sales. Cash inflows from net income plus noncash expenses and the effect of increased accounts payable have been adequate to fund this growth. During the year ended December 31, 1998 and the three months ended March 31, 1999, expenditures for equipment and leasehold improvements at our new manufacturing and corporate headquarters facility, where we commenced occupancy in February 1998, were $2.2 million and $440,000, respectively. Expenditures for leasehold improvements were financed by a seven-year term loan in the principal amount of $2.0 million, which bears interest at the rate of 8.42% per annum and is secured by our accounts receivable, inventories, equipment and intangible assets. We intend to use a portion of the proceeds of this offering to repay all outstanding indebtedness under our term loan. We also have a revolving line of credit of $1.0 million to provide for short-term financing, which bears interest at the lender's prime rate plus 0.125% per annum. At December 31, 1998, we were in violation of one of the negative covenants under this line of credit which relates to the stock redemptions effected by us. The lender has, however, subsequently waived this violation. We had no outstanding balance under this line of credit at December 31, 1998 or March 31, 1999. Our current line of credit expires in May 1999; however, we have received a letter of intent from the lender to extend the line of credit until May 2001, subject to the execution of satisfactory documentation. Notwithstanding this letter of intent, it is possible that we may not be able to extend this line of credit on acceptable terms, or at all. In addition, we have advised the lender concerning the redemption of all of our outstanding Series A redeemable preferred stock, the conversion of all of our Series B convertible preferred stock into common stock and the payment of accumulated dividends on our preferred stock upon consummation of this offering. The lender has conditionally consented to and waived the negative covenants for these transactions subject to the completion of this offering.



     Working capital at March 31, 1999 amounted to $5.3 million compared to $5.1 million at December 31, 1998 and $3.0 million at December 31, 1997. Cash and cash equivalents amounted to $2.7 million at March 31, 1999 compared to $3.2 million at December 31, 1998, and $1.5 million at December 31, 1997. The increases in working capital at December 31, 1998 and March 31, 1999 of $2.1 million and $221,000, respectively, were primarily due to the $2.9 million and $710,000 of cash provided by operating activities during 1998 and the three months ended March 31, 1999, respectively.


     Our primary short-term capital requirements are for increasing the level of automation of our production lines and increased research and development activity. The aggregate maturities on our term loan are expected to be $224,000 in 1999 and $245,000 in 2000. We currently plan to spend approximately $1.0 million annually over the next several years for the expansion and development of our manufacturing capabilities. We also expect our research and development expenses to increase significantly over the next several years as we expand our product development activity. Our future liquidity and capital funding requirements will depend on numerous factors. We believe that the net proceeds of this offering, together with existing cash and cash generated from operations, will be sufficient to satisfy our capital requirements for at least the next twelve months. To the extent our capital requirements are materially different from those planned, we may seek to raise additional funds through the issuance of equity or debt securities. It is possible that additional funds may not be available on acceptable terms, or at all. See "Risk Factors -- We May Need to Raise Additional Capital, Which May Not Be Available on Acceptable Terms, or at All."


QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes.


     We do not engage in trading activities, do not have significant foreign currency transactions, do not utilize derivative financial instruments and, as of the date of this prospectus, do not have any outstanding floating rate indebtedness. As a result, our exposure to market risk is primarily related to our investment in Molecular Innovations, an unrelated company.



     At March 31, 1999, our investment in Molecular Innovations included a $125,000 investment in the preferred stock of Molecular Innovations and a $300,000 convertible term note that bears interest at 9% and matures in July 2000. There is no public market for the securities of Molecular Innovations. If the value of these investments was to become impaired, we would record a loss equal to the decline in value of these investments.



     In addition, we have bank debt consisting of a fixed rate term note and a variable rate revolving line of credit. At March 31, 1999, we had approximately $1.8 million outstanding under the term loan and no balance outstanding under the line of credit. As a consequence, unless we borrow under this line of credit, a change in interest rates would not have a material effect on our operating results.



YEAR 2000 COMPLIANCE


     Many existing computer systems and applications, as well as other control devices, use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. As a result, such systems and applications could fail or create erroneous results unless corrected so that they can process data related to the year 2000. We are continuing to assess the impact of the year 2000 issue. While our products do not include any software or embedded computer circuitry that could be impacted by these issues, we have identified two key areas of our business that may be affected by the year 2000 issue:

     Internal Infrastructure. We rely on our systems and applications in operating and monitoring all major aspects of our business, including our financial reporting, information and manufacturing systems. The year 2000 issue could impact all of the systems and computer applications used in all aspects of our business, including our general and subsidiary ledgers, networking and telecommunication systems, production, planning and scheduling, manufacturing equipment and customer service. While we believe our internal systems are year 2000 compliant, we will not know the full extent of the impact of those issues until the turn of the century. Any disruption in our internal infrastructure could cause shipment errors, make it more difficult to obtain certain raw materials or to forecast adequately, cause business interruptions, harm our customer relationships, and in general, adversely affect our business. In 1997, we developed a three-phase program for year 2000 internal infrastructure systems compliance. Phase I identified those systems with which we have exposure to the year 2000 issue. Phase II involved the development and implementation of action plans to be year 2000 compliant. Phase III, which is expected to be completed by mid-1999, involves the final testing of each major area of exposure to ensure compliance.

     In accordance with Phase I of this program, we have conducted an internal review of all of our systems and have contacted all software suppliers to determine our major areas of exposure to the year 2000 issue. In our financial reporting, information and manufacturing systems area, a number of applications have been identified as being year 2000 compliant due to their recent implementation. We believe that our financial reporting, information and manufacturing systems are year 2000 compliant.

     Third Party Relationships. We also rely, directly and indirectly, on the external systems of our customers, suppliers, creditors and financial organizations, both domestic and international, for the accurate exchange of data. Even if the year 2000 issue does not affect our internal infrastructure, we could be affected through disruptions in the operations of the enterprises with which we interact. Despite our efforts to address the impact of the year 2000 issue on our own internal systems, the impact of the year 2000 issue on other enterprises could adversely affect our business.

     We are currently in the process of contacting most of the entities with which we have a material third party relationship. To date, those who have responded, including Roche, have represented to us that they either are or intend to be year 2000 compliant by the year 2000. We have not yet determined what costs may be incurred in connection with our third party relationships, but such costs could be substantial.


     To date, we believe our expenses to address the year 2000 issue have totaled less than $100,000. We believe there will be no additional material expenditures necessary to replace our core financial, reporting and manufacturing systems. We currently have no contingency plans to address any unforeseen year 2000 problems. We believe our most reasonably likely worse case scenario for our internal infrastructure would be that our business would be disrupted, and all of our accounting, customer service, manufacturing, purchasing and production planning processes would have to revert back to the prior manual systems to record transactions, which could cause significant delays. Our most reasonably likely worse case scenario for our third party relationships with our suppliers and vendors would be that our vendors will not be able to supply our raw materials, which would prohibit us from shipping products and recognizing revenue, or our customers will not be able to pay the amounts due us in a timely manner. Our business could be adversely affected by disruptions in our operations if either our internal infrastructure or that of our key suppliers and customers is not year 2000 compliant. Any such disruption could cause shipment errors, harm our customer relationships and cause serious business interruptions and production delays. We could also be affected by general widespread problems or economic crisis resulting from noncompliant year 2000 systems.

                                    BUSINESS

GENERAL

     ANSYS develops, manufactures and markets drug testing products for both on-site and laboratory settings, as well as specialty laboratory and research products. Our on-site drug testing products are self-contained, easy to use, disposable tests which detect the presence of drugs of abuse and alcohol, and provide highly accurate results in less than five minutes. These products are used in a variety of applications, including pre-employment screening, random employee testing, government mandated testing and parole and probation monitoring, as well as in other applications that require rapid, accurate results. Our laboratory-based drug testing product line, sold under the name TOXI-LAB, can accurately detect more than 500 drugs and drug byproducts in urine, blood, tissue and other specimens. TOXI-LAB is primarily used by hospital and forensic laboratories.

     ANSYS also develops, manufactures and markets specialty laboratory and research products. Our SPEC products are used for a variety of analytical applications, including drugs of abuse confirmation testing, therapeutic drug monitoring and sample preparation in drug discovery and drug metabolism studies. Our nucleic acid separation and detection products are used by clinical and environmental testing laboratories, pharmaceutical and biotechnology companies and DNA testing and research organizations.

STRATEGY

     We seek to strengthen our competitive position in the drug testing and specialty laboratory and research markets by pursuing the following strategies:

     EMPLOY MARKET DRIVEN PRODUCT DEVELOPMENT. Our product development strategy is to adapt and enhance our diagnostic testing technologies, our engineering, production and chemistry capabilities and our product formats in response to customer demands. To accomplish this, we monitor existing markets, maintain a continuing dialogue with our current customers through workshops and technical consultation hotlines, and assist our customers in identifying new needs as they develop.

     FOCUS ON STRATEGIC RELATIONSHIPS. We seek to enhance our present relationships with companies such as Roche and Molecular Innovations, as well as to develop new strategic relationships. We have collaborated with Roche for more than six years, and continue to work with Roche both contractually and informally in developing new products, such as TesTcup ER, for the drug testing markets. In addition, we have formed a strategic relationship with Molecular Innovations to develop rapid nucleic acid separation and detection products. We believe we are in a position to attract and develop additional strategic relationships because of our innovative design and development expertise and efficient manufacturing capability. We intend to target licensing and distribution partners whose strong sales and marketing capabilities will enable them to promote and sell our products more effectively.

     ACCELERATE DEVELOPMENT OF NEW DRUG TESTING PRODUCTS. We emphasize innovation in the design and development of products that address the needs of our target markets. We intend to accelerate new drug testing product development by hiring additional scientific and technical personnel, investing additional resources in research and development, and pursuing joint research and development arrangements with companies that offer complementary resources.

     INCREASE EMPHASIS ON SPECIALTY LABORATORY AND RESEARCH PRODUCTS. We intend to focus a significant portion of our product development effort on expanding our specialty laboratory and research product line. We believe a substantial market exists for these products in a variety of diagnostic applications. We plan to develop additional nucleic acid purification and separation products, as well as complete kits for performing the laboratory work required to isolate and purify nucleic acids. We also plan to expand our sample preparation product line to accommodate a wider variety of automated sample processing equipment.

     ACHIEVE MANUFACTURING EFFICIENCIES THROUGH AUTOMATION. We are currently incorporating sophisticated automation equipment into our manufacturing facility in order to automate certain portions of our production processes. We are continually evaluating our manufacturing processes to identify additional automation opportunities. By installing custom-designed, state of the art manufacturing systems, we believe we can further enhance productivity and improve cost-efficiency while maintaining our high level of product quality.

     PURSUE STRATEGIC ACQUISITIONS. We intend to examine opportunities to acquire, license or enter into supply arrangements to obtain innovative diagnostic testing technologies, product formats and products that complement our existing operations and address the needs of our target customer base. We regularly identify and review strategic acquisition opportunities through our industry contacts and recognized position in the industry, as well as through dialogue with our strategic partners.

THE DRUG TESTING MARKET

     According to an independent research company, the market for drugs of abuse testing products in the United States was approximately $628 million in 1996, and will increase to approximately $900 million by 2002. Drug testing has historically consisted primarily of urine-based screening performed in reference laboratories. Specimens are collected and sent to these laboratories, where skilled technicians process the specimens and document test procedures and results. Laboratory testing is typically carried out on sophisticated analyzers, which use automated liquid handling mechanisms for the addition of chemical solutions and rely on absorption or fluorescence of light, or other detection methods to determine the presence and amount of substances in the specimen.

     Laboratory instruments are generally capable of detecting multiple substances from a large number of specimens, and provide accurate and highly sensitive test results. Laboratory testing, however, has several limitations. Laboratory instruments are generally large, complex and costly. They require high specimen throughput to justify the required investment in equipment, training and staffing, as well as the costs required to operate and support these instruments. Generally, the turnaround time for test results in reference laboratories is measured in hours and days. In addition, laboratory testing in which a large number of samples must be handled creates special challenges in meeting chain of custody requirements. Chain of custody refers to the documentation of the transportation and handling of the specimen from the time of collection until the specimen is analyzed in a laboratory and ultimately discarded. Chain of custody requirements are primarily designed to ensure that a specimen is correctly associated with a given individual and has not been adulterated. All specimens must be accompanied by chain of custody forms and be in specially sealed, tamper-evident containers.

     The limitations of laboratory testing, combined with technological advances permitting accurate testing outside the laboratory, have resulted in a continuing shift to simple, rapid, self-contained, disposable diagnostic tests that can be performed in a variety of on-site settings. On-site tests have been developed in a number of formats, including lateral flow and flow-through membrane devices, dipsticks and test tubes. These tests are intended to generate accurate results that provide either a yes/no answer or a quantitative result, primarily through a color change. When an on-site drug test indicates the presence of a drug, the samples are routinely subjected to confirmation testing, typically performed in an off-site laboratory. We believe that the on-site segment of the drug testing market has experienced substantially higher growth in recent years than the traditional laboratory-based market segment. While we believe that laboratory testing will continue to play an important role in drug testing, particularly confirmation testing, we also believe that on-site testing will be increasingly used in the following applications:

     WORKPLACE DRUG TESTING. Drugs of abuse testing in the workplace includes pre-employment screening, random employee testing and government mandated testing. According to the United States Substance Abuse Mental Health Services Administration, over 13 million people in the United States in 1996 were illicit drug users. The U.S. Department of Labor estimates that over 70% of illegal drug users are employed. In addition, the Society for Human Resources Management estimates that approximately 95% of Fortune 500 companies conduct pre-employment drug screening. Corporations are using drug screening in the workplace with the intention of reducing workers' compensation claims, absenteeism, employee turnover, accidents, health care costs and generally creating a safer workplace. Drugs of abuse testing in the workplace has experienced significant growth in recent years due to various factors, including: (1) government regulations which mandate testing in certain job categories; (2) the Federal Drug-Free Workplace Act of 1988; (3) court decisions recognizing a private sector employer's right to test both employees and job applicants; (4) efforts by insurance carriers to reduce accident liability and control health care costs; and (5) corporate requirements that vendors and contractors certify that their workplaces are drug free.

     Historically, workplace drug testing has been performed primarily in reference laboratories or hospital-based laboratories. Recently, however, an increasing portion of workplace drug testing has been performed using tests that can be easily administered on-site. The SmithKline Beecham Drug Testing Index indicated that only 5% of the nearly five million workplace drug tests performed in 1997 by SmithKline's clinical laboratories were positive for illegal substances. On-site drug tests are particularly valuable in settings like this because they enable employers to permit the large number of employees whose test results are negative to enter or return to the workforce without undue delay.

     GOVERNMENT MANDATED DRUG TESTING. Several government agencies screen their workers for drugs of abuse, while others mandate drug testing of certain persons subject to monitoring. For example, the United States Department of Transportation has established mandatory guidelines for random drug testing of workers involved in the transportation industry, including airline pilots, truck drivers and rail employees. The Department of Transportation's regulations currently require 50% of its regulated workers, or approximately four million persons, to be randomly tested for drugs each year. State parole and probation agencies test subjects for suspected drug and alcohol abuse if there is behavioral evidence of abuse. According to the U.S. Department of Justice, approximately 3.8 million people are on parole or probation in the United States, and one-third of them are subject to mandatory drug testing.

     Other government agencies have implemented extensive pre-employment drug screening programs. For example, the United States Postal Service has implemented a pilot drug screening program using TesTcup that will require approximately 250,000 on-site drug tests. The United States military also routinely performs drug screens on all recruits, as well as random tests and testing for cause.

     HOSPITAL/EMERGENCY ROOM DRUG TESTING. Drug abuse plays a role in many emergency room visits, either as a primary cause such as an overdose, or as a contributing factor such as in an accident. When an emergency room physician receives a patient with symptoms that may or may not be drug related, that physician must quickly determine the presence of drugs in order to prescribe the correct treatment. Currently, most emergency room drugs of abuse testing procedures are performed away from the patient at the hospital laboratory, a process which can take several hours to produce a result. Tests have also been developed for on-site use in the emergency room, but most of these tests require multiple steps, are time-sensitive and are cumbersome to use. We believe that a diagnostic test that could be easily performed by nontechnical personnel in order to rapidly diagnose drugs of abuse in the emergency room would be of substantial benefit in determining the appropriate course of treatment.

     THERAPEUTIC DRUG MONITORING. We believe that a significant opportunity exists for rapid, easy to use on-site diagnostic products in therapeutic drug monitoring, an area also traditionally addressed by laboratory testing products. Many therapeutic drugs require complicated dosing regimens in order for the drug to be effective. The failure of patients to take their medications as prescribed could lead physicians to improperly prescribe treatment in an effort to achieve the desired effect. As a result, physicians may desire to periodically monitor their patients to validate compliance with prescribed treatment. Currently, most physicians monitor therapeutic drugs by sending a urine or blood sample to a central laboratory for analysis. This process can be time consuming and can add significant cost to the overall treatment. Thus, physicians may be unable to employ monitoring as frequently as they might desire. The ability to rapidly monitor the presence of therapeutic drugs or their byproducts while the patient is in the physician's office would provide the physician with real-time information that could improve patient treatment.

     OTHER DRUG TESTING APPLICATIONS. We believe there is a growing demand for rapid, accurate, easy to use drug testing products in drug treatment centers. We also believe there is a substantial over-the-counter market for rapid drug screening devices that will be used by small employers, academic institutions, private counselors, physicians and concerned parents.

THE SPECIALTY LABORATORY AND RESEARCH PRODUCTS MARKET

     Clinical and environmental testing laboratories, pharmaceutical and biotechnology companies and DNA testing and research organizations frequently conduct research on samples that must be isolated and purified prior to analysis. This isolation and purification process is known as sample preparation. Sample preparation is important in these specialty laboratory and research settings because impurities in a sample can cause test results that are inaccurate, unreliable or cannot be reproduced. Historically, sample preparation has been a labor and time-intensive process. In recent years, however, traditional sample preparation methods have begun to be replaced with reliable, fast and high quality technologies and products. Two important segments of the specialty laboratory and research products market are solid phase extraction and nucleic acid separation.

     SOLID PHASE EXTRACTION. Sample preparation products are used to separate both solid and liquid components using various techniques including filtration, chromatography (chemical separation), centrifugation (physical separation by rotational force), solid phase extraction and liquid extraction techniques. Solid phase extraction is a technique for removal of a target substance from a liquid onto a solid surface and the subsequent release of the substance for analysis. Solid phase extraction techniques are employed for sample preparation in drug discovery and drug metabolism studies in the pharmaceutical and clinical laboratory industries. Biomedical laboratories use solid phase extraction to prepare samples for drugs of abuse confirmation, therapeutic drug monitoring and other applications. Environmental testing laboratories also use solid phase extraction for sample preparation of drinking water and waste water analysis under the guidelines of the EPA. Biotechnology laboratories also use solid phase extraction for isolating DNA from biological matrices.

     NUCLEIC ACID SEPARATION. Nucleic acid separation involves isolating nucleic acids from other soluble contaminants. Nucleic acids, including DNA and RNA, are the fundamental regulatory molecules of life. Over the past 20 years, an increased understanding of nucleic acid structure and function has led to the use of nucleic acids in a broad array of therapeutic and diagnostic applications. All of these applications require highly purified nucleic acids. Pure nucleic acids are essential for reliability and reproducibility of molecular biology experiments in both academic and industrial research laboratories, as well as for the accuracy of results in nucleic acid-based clinical diagnostics. Most nucleic acid separation and purification occurs in laboratories using specialized equipment. In addition, because the results of nucleic acid testing can be compromised due to contamination of the testing environment, and because handling requirements must be strictly followed, individuals specially trained in molecular biology typically conduct these procedures. In addition to a need for improved nucleic acid separation products in the laboratory, we believe there are a number of potential applications for on-site nucleic acid testing. For example, on-site nucleic acid tests could be used to detect microorganisms in drinking water and other liquids, or viral or bacterial contamination in environmental samples.

ANSYS PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

  DRUG TESTING PRODUCTS

     We develop products that we believe address many of the limitations of traditional laboratory and on-site testing products. We have applied our core competencies in product design, engineering and manufacturing to bring to market products for drugs of abuse and alcohol testing and are developing new products for these applications as well as for new applications such as therapeutic drug monitoring. We intend to continue to develop, manufacture and sell products which are designed to meet the changing needs of the diagnostic testing markets and offer some or all of the following attributes:

     - EASE OF USE. TesTcup, TesTstik, ON-SITE Alcohol and the on-site products under development are designed to be easy to use, read and interpret. These tests are portable, self-contained and disposable, and eliminate the need to handle the specimen and/or mix and dispense chemical solutions. Test results from these products are provided in a "positive/negative" color change format that is designed to be clear and easy to read and interpret. In addition, TesTcup features specimen collection and testing in a single, integrated device, which effectively addresses strict chain of custody requirements.

     - IMMEDIATE RESULTS. TesTcup, TesTstik, ON-SITE Alcohol and the on-site products under development are designed to offer complete test results in less than five minutes, allowing employers, government testing administrators, health care professionals and other customers to take appropriate action immediately. By contrast, processing of tests in reference or hospital laboratories can require hours or days to obtain results. In addition, our products do not require refrigeration and remain stable at room temperature, making them immediately available for use. TesTcup ER, a version of TesTcup designed specifically for the hospital emergency room, is intended to be a cost-effective means to shorten time to medical intervention and to minimize the need for additional patient follow-up.

     - ANALYTICAL ACCURACY. The on-site products developed by ANSYS are designed to provide accurate and reproducible results, comparable to results obtained in a reference or hospital laboratory using complex laboratory analyzers. In addition, our TOXI-LAB system is designed to provide high analytical accuracy and identifying power similar to instrument based methods.


     - MULTI-SUBSTANCE TESTING CAPABILITY. TesTcup and TOXI-LAB, as well as certain other products under development, are designed to measure multiple target substances simultaneously without sacrificing the quality of the individual analysis. Our products that test for multiple substances can identify the presence of one or more substances while simultaneously indicating the absence of other substances. We believe that when multiple substance screening is required, simultaneous detection capability provides significant time and cost savings. TesTcup offers simultaneous testing for amphetamines, cocaine, morphine, THC and PCP. TesTcup ER is designed to simultaneously detect the presence or absence of amphetamines, cocaine, morphine, barbiturates and benzodiazepines. The TOXI-LAB system has the ability to detect over 500 drugs and drug byproducts.


     - QUALITY. We endeavor to maintain high standards of quality in all aspects of our operations. All of the products developed by ANSYS incorporate high quality biological and chemical solutions. Our manufacturing facility is designed to comply with Quality System Regulations and other government guidelines. In addition, we employ extensive quality control procedures at all stages of the manufacturing process, from receipt of raw materials to shipping of finished products. We continuously monitor compliance with our quality standards in order to ensure product reliability.


     - COST-EFFECTIVENESS. TesTcup, TesTstik, ON-SITE Alcohol and the on-site products under development are designed to eliminate the need for highly trained technicians and significant outlays for laboratory equipment, making them cost-effective alternatives to laboratory analyzers in many applications. Unlike automated sample processing instruments, TOXI-LAB does not require significant capital expenditures.

     Our drug testing products and products under development include the following:

--------------------------------------------------------------------------------
                           OUR DRUG TESTING PRODUCTS

--------------------------------------------------------------------------------
                                                                       PRODUCT
                                                                      OWNERSHIP
     PRODUCT                DESCRIPTION/USE               STATUS       RIGHTS
----------------  -----------------------------------  ------------  -----------
 TesTcup 4/5      Collection and testing device for     Commercial      Roche
                  simultaneous screening of multiple
                  drugs of abuse: amphetamines,
                  cocaine, morphine, THC (marijuana
                  metabolite) and PCP (TesTcup 5
                  version only)

 TesTcup ER       Hospital emergency room version of    Commercial      Roche
                  TesTcup configured to
                  simultaneously screen for
                  amphetamines, cocaine, morphine,
                  barbiturates and benzodiazepines

 TesTcup 5 M2K    Version of TesTcup 5 which has a        Launch        Roche
                  higher detection level for morphine

 TesTstik         Family of products in a dipstick
                  format that each test for a single
                  abused drug:

                  - Amphetamines, cocaine, morphine,    Commercial      Roche
                    THC, PCP, barbiturates,
                    benzodiazepines

 TesTstik 2       Version of TesTstik configured to     Prototype       Roche
                  test for two substances (cocaine        Stage
                  and THC) simultaneously

 TesTstik 3       Version of TesTstik configured to     Prototype       Roche
                  test for three substances (cocaine,     Stage
                  THC and either amphetamines or
                  morphine) simultaneously

 ON-SITE Alcohol  Pocket-sized device designed to       Commercial      ANSYS
                  detect the presence of alcohol
                  (ethanol) in saliva or urine

 TOXI-LAB Drug    Bench-top system designed to detect   Commercial      ANSYS
   Screening      over 500 drugs and drug byproducts,
   System         with built-in quality control

 TOXI-LAB THC II  Extension of the TOXI-LAB system      Commercial      ANSYS
   System         used to test for evidence of
                  marijuana usage

 TOXI-LAB LTD-    Extension of the TOXI-LAB system      Commercial      ANSYS
   Opiate System  used to test for evidence of opiate
                  usage

 DRUGSTAT RA      Lateral flow device designed to         Early         ANSYS
                  monitor the ritalinic acid           Development
                  metabolite of Ritalin, a
                  therapeutic drug used to treat
                  attention deficit disorder


--------------------------------------------------------------------------------



     Roche has the exclusive right to market and distribute TesTcup 4/5, TesTcup ER, TesTcup 5 M2K, TesTstik, TesTstik 2 and TesTstik 3. For a description of our manufacturing and development agreements with Roche, see "Business -- Agreements with Roche."

     TESTCUP 4/5. TesTcup is a self-contained, disposable urine collection and testing device designed to detect the presence of up to five drugs of abuse simultaneously. TesTcup provides easily interpreted results in approximately five minutes and is designed to be simple to use. Once the urine specimen is collected in the TesTcup, the lid is secured to the cup and the cup is tilted forward for ten seconds, allowing urine to flow through a valve into a sample reservoir in the cup. The cup is righted and left undisturbed for approximately three minutes, until distinct blue lines appear on the side of the cup in the "TEST VALID" windows indicating that results are ready. At that point, a cover label is peeled off to reveal the test results. A white plus (+) sign indicates the presence of a drug and a blue minus (-) sign indicates the absence of a drug.

     By integrating sample collection, detection and storage features into one device, TesTcup eliminates the need to handle samples, mix chemical solutions, calibrate and maintain instruments, and other aspects of most drug testing methods. We believe that TesTcup provides enhanced convenience and exceptional testing flexibility and reliability. When test results are negative, immediate action can be taken without the need to wait for laboratory results. In the workplace setting, these immediate results enable employees to return to or enter the workforce without delay. When test results are positive, the TesTcup device acts as a shipping container to transport the specimen to the laboratory for confirmation testing. TesTcup's innovative sealing mechanism and labeling system ensure that all chain of custody requirements are met in the event any disputes arise regarding the integrity of the test.


     TesTcup is used primarily in pre-employment screening, random employee testing, criminal justice testing and clinical applications. For example, we have been advised by Roche that the United States Postal Service is currently using TesTcup for its recently implemented pilot drug screening program.


     TESTCUP ER. ANSYS and Roche co-developed TesTcup ER, a new version of the TesTcup product specifically designed to meet the requirements of hospital emergency rooms. TesTcup ER tests for five substances simultaneously, including barbiturates and benzodiazepines, substances which are often encountered in drug related emergency room visits. We believe that TesTcup ER will offer a number of advantages in the emergency room setting, including ease of use, rapid, accurate results and cost-effectiveness. Roche has begun advertising and is currently taking orders for TesTcup ER. We commenced shipments of TesTcup ER to Roche in the first quarter of 1999.


     TESTCUP 5 M2K. ANSYS and Roche co-developed TesTcup 5 M2K, a new version of the TesTcup product specifically designed to meet the new guidelines of the Substance Abuse and Mental Health Services Administration, which call for a higher detection level for morphine. TesTCup 5 M2K tests for five substances simultaneously and is equivalent to the TesTcup 5 product, except for the higher detection level for morphine. We anticipate that TesTcup 5 M2K will be offered through Roche to customers who request a higher morphine detection level.


     TESTSTIK. TesTstik is a self-contained, easy to use, disposable dipstick designed to detect the presence of a single drug of abuse in approximately three minutes. We currently manufacture separate versions of TesTstik for five common drugs of abuse, and we began shipping to Roche new versions for detection of barbiturates and benzodiazepines in the first quarter of 1999. The test is conducted by submersing the sample pad in the urine specimen for five to seven seconds, after which the slide cover is closed. Once the distinct blue line appears indicating "TEST VALID," a plastic tab is broken off and results can be read. A white plus (+) sign indicates the presence of a drug and a blue minus (-) sign indicates the absence of a drug. TesTstik requires no mixing or dispensing of chemical solutions, no pipetting of urine and no refrigeration. TesTstik is used primarily for parole and probation testing, workplace testing and drug treatment programs.

     TESTSTIK 2 AND TESTSTIK 3. ANSYS and Roche are currently developing TesTstik 2 and TesTstik 3, new versions of the TesTstik product designed primarily to meet the requirements of parole and probation agencies and drug treatment programs. TesTstik 2 is designed to test for two substances simultaneously and TesTstik 3 is designed to test for three substances simultaneously. We believe that these products, if successfully developed, could offer a number of advantages in parole and probation settings, including ease of use, rapid, accurate results and cost-effectiveness. We have produced prototypes of these products for Roche and Roche is currently conducting marketing evaluations of the products.


     ON-SITE ALCOHOL. ON-SITE Alcohol is a self-contained, easy to use, disposable, pocket-sized device designed to detect the presence of ethanol in urine or saliva. Using a small pipette included in the test kit, a drop of reagent is transferred from the built-in reagent well to the detection pad. A drop of the specimen is transferred to the sample well using either the kit's pipette or its saliva swab, and the result appears in approximately two minutes. A purple plus (+) sign indicates the presence of ethanol while no color change indicates the absence of ethanol. ON-SITE Alcohol is primarily used for parole and probation testing, workplace testing and drug treatment programs. ON-SITE Alcohol qualifies under the Department of Transportation's regulations for mandatory random testing of transportation industry workers, including airline pilots, truck drivers and rail employees.



     TOXI-LAB DRUG SCREENING SYSTEM. The TOXI-LAB drug screening system is a unique, bench-top, thin layer chromatography system that is designed to detect over 500 drugs and drug byproducts. TOXI-LAB uses a comprehensive, standardized set of reference materials and offers built-in quality control, and consistent and reproducible procedures. TOXI-LAB incorporates disposable extraction and evaporation components which prevent cross-contamination and eliminates the spraying of hazardous chemical solutions, thus creating a safer working environment for the technician. TOXI-LAB is primarily used by small or mid-sized hospitals and forensic laboratories. In emergency room applications, TOXI-LAB is used to detect or rule out many drugs quickly in suspected poisoning cases, and to substantiate drug overdoses or drug interactions. TOXI-LAB is used prior to hospital admission or surgery to guard against harmful drug interactions. TOXI-LAB is also used to monitor patient and employee compliance in substance abuse programs, psychiatric centers, employee assistance programs and in geriatric medicine. Law enforcement agencies, forensic laboratories and prisons use TOXI-LAB to monitor compliance with probation and parole requirements, as well as to analyze certain types of contraband.


     TOXI-LAB THC II SYSTEM. The TOXI-LAB THC II System is an extension of the TOXI-LAB drug screening system, and is designed to be a rapid, easy to use urine test to detect for evidence of marijuana usage. THC II is primarily used in reference laboratories. THC II allows the laboratory to process multiple samples simultaneously and incorporates our SPEC solid phase extraction columns, which provide rapid and selective substance extraction and a reduction in sample preparation time. The level of sensitivity achieved with THC II satisfies the most stringent drug screening and confirmation requirements.

     TOXI-LAB LTD-OPIATE SYSTEM. The TOXI-LAB LTD-Opiate System is an extension of the TOXI-LAB drug screening system designed to be a rapid, easy to use test for screening or confirmation of opiates in urine. LTD-Opiate is primarily used in reference laboratories to detect low levels of opiate alkaloids and their byproducts. This system differentiates each of the opiates, providing a specific analytical result without the need for sophisticated instrumentation. LTD-Opiate also includes our SPEC solid phase extraction columns, which provide rapid and selective substance extraction and a reduction in sample preparation time.

     DRUGSTAT RA. We are in the early stage of development of a lateral flow immunoassay device for the detection of ritalinic acid in urine. Ritalinic acid is a metabolite of Ritalin, which is a prescription drug used to treat attention deficit disorder. Currently, dosage compliance by the patient is not frequently monitored. DRUGSTAT RA would be used outside a laboratory setting to detect the presence of ritalinic acid and would provide a noninvasive alternative to a blood test so that patient compliance could be monitored quickly and appropriate treatments could be prescribed immediately.

  SPECIALTY LABORATORY AND RESEARCH PRODUCTS

     Our specialty laboratory and research products include products for solid phase extraction and for nucleic acid separation and detection. The specialty laboratory and research products and products under development by ANSYS include the following:

----------------------------------------------------------------------------
               OUR SPECIALTY LABORATORY AND RESEARCH PRODUCTS
----------------------------------------------------------------------------
                                                                   PRODUCT
                                                                  OWNERSHIP
     PRODUCT              DESCRIPTION/USE             STATUS       RIGHTS
-----------------  ------------------------------  ------------  -----------
 SPEC Solid Phase  Family of sample preparation     Commercial      ANSYS
   Extraction      products marketed in four
   Products        primary formats: SPEC Columns,
                   SPEC 96-Well Plates, SPEC
                   Pipette Tips and SPEC
                   Extraction Discs
 Nucleic Acid      Sample preparation products      Commercial     Promega
   Isolation       that isolate nucleic acids
   Products
 XtraAMP           Sample preparation tubes        Beta Testing   Molecular
                   incorporating DNA binding                     Innovations
                   material for rapid isolation
                   of nucleic acids
 SCIP              DNA testing cartridge that        Research     Molecular
                   integrates isolation,                         Innovations
                   amplification and detection to
                   screen for environmental
                   toxins and microorganisms
----------------------------------------------------------------------------

     SPEC SOLID PHASE EXTRACTION PRODUCTS. Our SPEC solid phase extraction products use proprietary membrane technology for preparing samples for trace analysis. The SPEC products isolate substances of interest from urine, blood, plasma or any other liquid sample. Unlike conventional solid phase extraction products, our SPEC products use a proprietary small extraction disc, thereby reducing solvent usage and hazardous waste generation, and reducing sample size requirements for more efficient laboratory sample preparation. We currently market the SPEC products in four primary formats: SPEC Columns, SPEC 96-Well Plates, SPEC Pipette Tips and SPEC Extraction Discs. We believe that these four formats satisfy the needs of various types of laboratories with respect to sample size, number of samples processed and compatibility with existing laboratory instrumentation. The primary markets for our SPEC products are pharmaceutical companies and clinical testing laboratories performing drug discovery and drug metabolism studies and confirmations, as well as biotechnology companies engaged in DNA testing.

     NUCLEIC ACID ISOLATION PRODUCTS. We exclusively manufacture two custom nucleic acid isolation products for Promega using our proprietary membrane technology. These products are packaged into kits by Promega and sold through their biological research catalog.


     XTRAAMP. In collaboration with Molecular Innovations, we have commenced beta testing of our new XtraAMP product, which incorporates DNA binding material into sample preparation tubes. The resulting XtraAMP tube is intended to be used for the rapid extraction of DNA prior to amplification and detection. We have the exclusive worldwide right to manufacture XtraAMP. We also have the exclusive worldwide right to market and distribute XtraAMP to the bloodbanking market, and the non-exclusive right to market and distribute XtraAMP in other markets.


     SCIP. ANSYS, in conjunction with Molecular Innovations, is conducting late stage research of an on-site DNA testing device known as the SCIP (Self-Contained Isothermal Particle) cartridge. This device integrates sample preparation, DNA amplification and lateral flow detection into a single cartridge. Incorporation of the multiple steps into an individual cartridge simplifies the process and reduces the potential for contamination. We believe potential applications for SCIP include testing environmental samples for viral contamination or the presence of other microorganisms.

TECHNOLOGY

     Our technology integrates creative scientific concepts with innovative product designs. Our research and development program applies our core technology expertise to research projects and is currently performed in accordance with the Quality System Regulations. We have expertise in several core scientific disciplines, including membrane technologies, surface chemistries and molecular interactions, all of which have enabled us to develop innovative devices for both on-site and laboratory testing applications.

     MEMBRANE TECHNOLOGIES. All of our products rely upon specialized membranes. We have significant expertise in the manufacturing and processing of both inorganic and organic membranes. Our inorganic membranes are used as the separation media in our TOXI-LAB system, and the SPEC solid phase extraction membranes are an extension of the TOXI-LAB membrane technology. We also have expertise in processing organic membranes, such as the nitrocellulose-based membranes used in the TesTcup and TesTstik product lines.

     SURFACE CHEMISTRIES AND MOLECULAR INTERACTIONS. Our technical expertise includes the chemical modification of surfaces. By changing the surface characteristics of the membrane through chemical modifications and other techniques, we can control interactions between the membrane and the substance of interest. We have developed 15 surface chemistries targeted at specific product separations. We apply our understanding of surface chemistries and molecular interactions between the substance and the surface of the membrane to customize membranes for specific applications.

RESEARCH AND DEVELOPMENT


     We principally focus our research and development efforts on responding to market demands through the integration of creative scientific concepts with innovative product designs. As of March 31, 1999, we had 12 employees in research and development, all of whom are dedicated to the development of new drug testing products and specialty laboratory and research testing products, as well as new applications for our current products. Our scientific personnel utilize expertise in several core scientific disciplines, including membrane technologies, surface chemistries and molecular interactions. We also have a core competency in design engineering. The engineering staff uses computer aided design and rapid prototype techniques for the design and development of new diagnostic devices and manufacturing processes which incorporate biological and chemical solutions into our products. Our engineering abilities enable us to design products rapidly. For example, we provided Roche with working prototypes of TesTstik 2 and TesTstik 3, each in approximately two weeks. While we currently fund substantially all of our own research and development, we received development fees from Roche in the amount of $60,000 in the fourth quarter of 1996 and in the amount of $20,000 in the first quarter of 1997 to co-develop the initial TesTstik product. We have also engaged third parties from time to time to conduct discrete research and development projects.


SALES AND MARKETING


     As of March 31, 1999, we employed 11 persons in various sales and marketing functions, including technical support. We sell our on-site drug testing products primarily to Roche. Roche has the exclusive right to market and distribute the TesTcup and TesTstik product lines as well as any modifications and improvements to these products. Roche also markets and distributes ON-SITE Alcohol in the United States and Canada. In addition, Roche has the right of first refusal to exclusively market any and all new antibody based drugs of abuse products that we developed. Sales to Roche represented 17% of our net sales in 1996, 42% in 1997, 65% in 1998 and 69% for the three months ended March 31, 1999. Sales to Baxter Scientific Products represented 19% of our net sales in 1996, and sales to Curtin Matheson Scientific represented 16% of our net sales for the same period. No other customer or distributor accounted for more than 10% of our net sales for the past three fiscal years or for the three months ended March 31, 1999.



     We sell our laboratory drug testing products direct in the United States to hospitals, laboratories and universities, and through independent distributors internationally. We sell our specialty laboratory and research products through a combination of direct sales representatives and distributors.


     Our Technical Support department operates a customer hotline 24 hours a day, seven days a week in order to assist our customers in the use of our products. Technical Support also publishes the SPEC-NEWS and TOXI-NEWS product newsletters. These news-letters keep our customers informed of new developments in areas of interest relevant to their industries. We also conduct numerous TOXI-LAB customer training workshops throughout the year, and participate in annual product trade shows and technical presentations.

MANUFACTURING


     As of March 31, 1999, we had 235 employees involved in manufacturing, assembly, process engineering, quality control and materials management. We believe we comply with all aspects of the Quality System Regulations in the production of our products and we maintain strict quality control regimens in order to ensure high standards of quality.


     Several of our manufacturing processes are automated. We are currently in the process of automating additional manufacturing processes. We expect the implementation of these manufacturing changes to allow for increased production volumes while reducing per unit cost of goods sold. Our new automated equipment is custom designed by manufacturers working closely with our engineering department to ensure that our high quality standards are maintained. See "Risk Factors -- Our Continuing Efforts to Increase Automation May Be Costly, Time-Consuming and May Not Be Successful."


     We obtain all raw materials for the manufacture of our products from outside sources. The key raw materials used in our products include the nitrocellulose membranes and liquid reagents used in our TesTcup and TesTstik products, and the glass fiber membranes used in our TOXI-LAB and SPEC products. All of these raw materials are currently only available from approved sole source suppliers. We also use custom injection molded plastic parts which comprise the packaging for our products. While the plastic pellets used in the manufacture of these parts are readily available, Roche owns the custom molds for TesTcup and TesTstik. We endeavor to keep a three-month supply of critical raw materials and component parts on hand to avoid manufacturing interruptions. See "Risk Factors -- The Failure of Sole Source Suppliers to Provide Key Raw Materials Could Adversely Affect the Production of Our Products and Could Harm Our Customer Relationships." Our quality control department inspects and tests all raw materials, subassemblies and finished goods against established acceptance standards.


COMPETITION

     Our target markets are intensely competitive. We believe the principal factors for competition include accuracy, reproducibility, ease of use, distribution capabilities and price. Our competitors include diagnostic companies that manufacture on-site and laboratory-based drug testing products, as well as those that manufacture specialty laboratory and research products. Some of our competitors have substantially greater financial, technical, research and other resources and larger, more established sales, marketing, distribution and service organizations than we have. Moreover, a number of these competitors offer broader product lines, have greater name recognition than we do and offer discounts as a competitive tactic. In addition, several smaller companies are currently making or developing products that compete with or will compete with our products.

     We believe independent reference and hospital-based laboratories perform the majority of diagnostic tests. We expect that these laboratories will compete vigorously to maintain their position in our target markets. To achieve broad market acceptance for our products, we, together with Roche, will be required to demonstrate that our products are an attractive alternative to testing performed by reference and hospital-based laboratories, which may require changes to their established means of testing. Our products may not be able to compete with the testing services provided by these laboratories.

     Our competitors may develop or market technologies or products that are more effective or commercially attractive than our current or future products or that would render our technologies and products obsolete. These technologies may limit or interfere with our ability to make, use or sell our products. In addition, we may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future. See "Risk Factors -- The Effects of Competition Could Adversely Affect Our Business and Financial Condition."

AGREEMENTS WITH ROCHE


     TesTcup Agreement. In April 1993, we entered into a commercial agreement (the "TesTcup Agreement") with Roche. Pursuant to this agreement, Roche paid us a $96,000 development fee to develop, in collaboration with Roche, a multiple substance drugs of abuse testing device that ultimately became TesTcup. No further development fees have been received or are due to us under this agreement. Under the TesTcup agreement, we assigned to Roche in perpetuity all of our ownership rights to TesTcup and to any modifications and improvements of these products, such as TesTcup ER. In exchange for this assignment, we were given the exclusive right to manufacture and supply TesTcup to Roche for the term of the agreement. Roche also has the right of first refusal to exclusively market any and all new antibody-based drugs of abuse products developed by us. The initial TesTcup Agreement terminates on December 31, 1999 and gives Roche an option to renew for additional three-year periods. In May 1998, the TesTcup Agreement was amended to extend the termination date to January 1, 2003. The TesTcup Agreement also provides that any patentable inventions relating to TesTcup, whether developed by us or by Roche, or jointly, are the sole and exclusive property of Roche. Roche agreed to pay or reimburse all reasonable costs and expenses we incur related to the filing of patent applications concerning TesTcup. Roche also agreed to pay for all equipment and supply all reagents and other materials necessary to manufacture TesTcup, and owns all such equipment and reagents. Roche's proprietary reagents are used in TesTcup. We have the right to use such equipment and reagents during the term of the TesTcup Agreement and are required to return all such equipment and reagents to Roche upon expiration or termination of the agreement.


     The TesTcup Agreement provides that we will manufacture TesTcup according to defined specifications, subject to modification of quality control specifications at Roche's sole discretion, and in accordance with all applicable laws. Roche may use another vendor to manufacture TesTcup if Roche gives us notice that the TesTcup products we are manufacturing do not meet the specifications of the agreement, or that we are not providing sufficient quantities of TesTcup on a timely basis, and we are unable to promptly cure the problem or manufacture a sufficient quantity of products. We are responsible for all costs, expenses and consequential damages under our contract with Roche for all product recalls, returns and defects attributable to our manufacturing. Production of TesTcup is based upon a "rolling forecast" of four three-calendar month periods provided to us on a quarterly basis. Roche is not required to forecast a minimum number of units, provided that the number of units for the initial three-calendar month period of any rolling forecast may not vary in excess of 20%. The agreement provides maximum order limitations, subject to the our maximum production capacity. Orders for TesTcup are based upon written purchase orders delivered by Roche. We currently invoice Roche only for products actually shipped, based upon predetermined contractual unit prices. The unit price of TesTcup is determined by a formula derived in part from our cost of production.

     The TesTcup Agreement provides that Roche will offer to license TesTcup to us in those markets or market segments in which Roche has determined that it will not sell the product. In such event, we have no right to sublicense, assign or transfer our rights under any such license without the prior written approval of Roche. If we do not accept such an offer within the time period allotted under the TesTcup Agreement, then Roche may offer such license to third parties without any further obligation to us. The TesTcup Agreement also gives Roche a right of first refusal to exclusively market any and all new antibody-based drugs of abuse products we develop. The TesTcup Agreement also provides that we and Roche each indemnify the other against damages resulting from our respective performances under the agreement and certain other matters.

     The TesTcup Agreement allows either party to terminate the agreement upon certain breaches by the other party, or the bankruptcy or insolvency of the other party, and allows Roche to terminate the agreement upon the occurrence of certain FDA actions or objections. In the event that Roche does not renew its agreement with us at the end of its term for reasons other than as a result of a breach by us, Roche will pay us a fee to be negotiated by the parties, not to exceed 3% of the net sales price of TesTcup, for each unit sold by Roche following such termination. Neither Roche nor ANSYS may assign its rights under the TesTcup Agreement to a third party without the prior written consent of the other.


     TesTstik Agreement. In September 1996, we entered into a development and manufacturing agreement with Roche (the "TesTstik Agreement"). Pursuant to this agreement, Roche paid us an $80,000 development fee to develop, in collaboration with Roche, a single substance drug of abuse testing device that ultimately became TesTstik. No further development fees have been received or are due to us under this agreement. The TesTstik Agreement terminates in October 2002, and gives Roche an option to extend the agreement for additional three-year terms, or portions thereof. The TesTstik Agreement contains material terms substantially identical to the TesTcup Agreement, including:


     - terms relating to Roche's ownership of all rights to TesTstik, including rights to related patents, and the equipment and reagents used to manufacture TesTstik;

     - payment by Roche of patent related fees and expenses;

     - our exclusive manufacturing and supply rights;

     - forecasting, ordering and licensing provisions;

     - specifications; and

     - quality control.

     The TesTstik Agreement also contains certain terms which differ from those of the TesTcup Agreement, including:


     - Roche will receive product pricing discounts based upon volume of purchases and levels of automation;


     - Roche does not have to pay us any fee in respect of Roche's net sales of TesTstik if Roche does not renew its agreement with us after the end of its term;

     - Roche has a right of first refusal to exclusively market any and all new products we develop using Roche's reagent technology during the term of the agreement;

     - Our financial liability is limited for certain breaches of the TesTstik Agreement to the price Roche pays us for the TesTstik products;

     - Roche and ANSYS each have equitable remedies in the event of a breach by the other;

     - We must pay Roche a license fee not to exceed ten percent (10%) of our net sales in markets where Roche licenses TesTstik to us for sale because Roche has decided not to sell TesTstik in that market;

     - Roche or ANSYS has the right to assign their rights to an affiliate or a successor in interest to substantially all of the assigning party's assets without obtaining the other party's consent, provided that all other assignments require the prior written consent of the non-assigning party; and

     - Pricing disputes following a modification by Roche of TesTstik specifications shall be submitted to binding arbitration.

RELATIONSHIP WITH MOLECULAR INNOVATIONS


     We have been collaborating with the scientific staff at Molecular Innovations since 1995 to develop new products such as SCIP and XtraAMP. We are designing and developing these products, as well as the related manufacturing processes, Molecular Innovations has developed the nucleic acid chemistries for these products. Under existing agreements with Molecular Innovations, we have the exclusive right to manufacture and the non-exclusive right to market and distribute SCIP until February 2002. We have the exclusive right to manufacture XtraAMP, the exclusive right to market and distribute XtraAMP in the bloodbanking markets, and the non-exclusive right to market and distribute XtraAMP in all other markets, for five years from the launch of XtraAMP. In exchange for these rights, we will pay a royalty to Molecular Innovations for XtraAMP and SCIP products we sell. We have not paid any royalties to date to Molecular Innovations. We are not obligated to pay any research and development fees to Molecular Innovations. Under our agreements, Molecular Innovations holds all intellectual property and other ownership rights to SCIP and XtraAMP. In 1998, we purchased less than a 5% equity interest in, and in March 1999 provided convertible debt financing to, Molecular Innovations. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Qualitative and Quantitative Disclosures about Market Risk." In addition, we have designated a representative to the board of directors of Molecular Innovations.

INTELLECTUAL PROPERTY


     Our ability to compete effectively will depend in part upon our ability to develop and maintain the proprietary aspects of our technology and to operate without infringing the proprietary rights of others. We hold two United States patents which expire in 2009 relating to our ON-SITE Alcohol product and are currently pursuing three pending United States patent applications. We have also filed two counterpart patent cooperation treaty applications as a first step in obtaining counterpart foreign patents. We cannot be certain that our pending patent applications will result in the issuance of any patents or that we will receive any additional patents. In addition, because patent applications in the United States are maintained in secrecy until patents issue, patent applications are not generally published until many months or years after they are filed and publication of technological developments in the scientific and patent literature often occurs long after the date of such developments, we cannot be certain that we were the first to invent the subject matter covered by the patent applications, or that we were the first to file patent applications for such inventions. Even if any patents are issued, they may not adequately protect our intellectual property rights against competitors with similar technology. In addition, any existing or future patents could be challenged, invalidated or circumvented, and any right granted under the patents may not provide meaningful protection to us. The failure of any patents to protect our technology would make it easier for our competitors to offer similar products.


     These products also incorporate reagent technologies owned by Roche. Roche holds all of the intellectual property and other ownership rights of two of the largest volume products we sell, TesTcup and TesTstik. Pursuant to development and manufacturing agreements with Roche, we have the exclusive manufacturing rights to the TesTstik product line until October 2002 and to TesTcup until January 2003. If during the term of these agreements, or any renewals of these agreements, an invention is made relating to TesTcup or TesTstik that results in additional patentable rights to these products, all of those patentable rights will belong to Roche. Roche may not aggressively protect its patents or licenses on the products we manufacture. Roche's failure to protect its rights could adversely affect our business.

     We rely principally upon trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position, particularly with respect to our membrane technologies. We generally enter into confidentiality agreements with our employees and strategic partners, and attempt to control access to and distribution of our confidential documentation and other proprietary information. Notwithstanding these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, develop similar technology independently or design around our and Roche's intellectual property. Accordingly, we may not be able to protect our proprietary technology adequately, and our failure or inability to do so could adversely affect our business. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. Moreover, litigation may be necessary in the future to enforce either our or our strategic partners' intellectual property rights, to protect their respective trade secrets or to determine the validity and scope of proprietary rights of others, including its customers. Irrespective of the validity or success of litigation, we would likely incur significant costs and that litigation could divert management's efforts and other resources. In addition, the litigation could result in the issuance of an injunction against us, requiring us or our strategic partners to withdraw certain products from the market, redesign certain products currently offered for sale or under development, or require them to obtain licenses, which may not be available on reasonable terms, or at all. Any of the foregoing could adversely affect our business. See "Risk Factors -- We May Not Be Able to Adequately Protect or Enforce Our Intellectual Property Rights."

GOVERNMENT REGULATION


     PREMARKET CLEARANCE AND APPROVAL. Unless an exemption applies, any medical device that we and our strategic partners wish to market in the United States must receive either 510(k) clearance or PMA approval in advance from the FDA pursuant to the Federal Food, Drug, and Cosmetic Act. The 510(k) clearance process usually takes from four to twelve months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain. The PMA approval process generally requires from one to three years or even longer. It is possible that we may not be able to obtain either 510(k) clearance or PMA approval for any product we propose to market in the United States.



     The FDA decides whether a device must undergo either the 510(k) clearance or PMA approval process based upon statutory criteria. These criteria include the level of risk that the agency perceives is associated with the device and a determination of whether the product is within a type of device that is similar to devices that are already legally marketed. Those devices deemed to pose relatively less risk are placed in either Class I or II, which require the manufacturer to submit a premarket notification requesting 510(k) clearance unless an exemption applies. The premarket notification must demonstrate that the proposed device is "substantially equivalent" in intended use and in safety and effectiveness to a legally marketed "predicate device" that is either in Class I, Class II, or is a "preamendments" Class III device (i.e., one that was in commercial distribution before May 28, 1976) for which the FDA has not yet decided to require PMA approval. In contrast, devices the FDA deems to pose the greatest risk, or to be novel devices lacking a legally marketed predicate, are placed in Class III and are required to undergo the PMA approval process. This process requires the manufacturer to file a premarket approval application presenting extensive testing data and other information to prove the safety and effectiveness of the device to the FDA's satisfaction. To date, our diagnostic tests and those of our collaborative partners, such as TesTcup, TesTstik, ON-SITE Alcohol, TOXI-LAB and SPEC, have been considered Class II devices eligible for 510(k) clearance or exempt Class I devices. We believe that most of our products in development will receive similar treatment. However, one or more of our future products, including potential line extensions to detect additional substances, may be deemed Class III devices and required to undergo the time consuming and costly PMA approval process.



     After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in the intended use of the device, requires a new 510(k) clearance. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the FDA can retroactively require the manufacturer to submit a premarket notification requiring 510(k) clearance. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance is obtained and other penalties could apply. We and/or our collaborative partners have modified some of our marketed devices, including TesTcup, TesTstik, ON-SITE Alcohol, TOXI-LAB and SPEC, but have determined that, in our view, new 510(k) clearances are not required for these products. We cannot be sure that the FDA would agree with any of our decisions not to seek 510(k) clearance. If the FDA requires us to seek 510(k) clearance for any modification, the FDA also may require us to cease marketing and/or recall the modified device until we obtain a new 510(k) clearance.



     RESEARCH AND INVESTIGATIONAL USE. In vitro diagnostic products can be distributed for "research use only," commonly referred to as RUO, or "investigational use only," commonly referred to as IUO, under conditions prescribed in the FDA's regulations, before they receive 510(k) clearance or PMA approval. The FDA requires manufacturers to include results from testing with specimens taken from humans to support a 510(k) clearance or a PMA approval for most diagnostic tests, including tests that we are developing. Investigational use clinical studies of most other types of medical devices require the FDA's prior approval of an investigational device exemption application, commonly known as an IDE. Clinical studies of in vitro diagnostic tests, however, are exempt from the IDE requirements, provided that the testing is noninvasive, does not require an invasive sampling procedure that presents a significant risk, does not intentionally introduce energy into the subject, and is not used as a diagnostic procedure without confirmation by another, medically established, test or procedure. In vitro diagnostic products distributed for clinical studies under this exemption from the IDE requirement must be labeled, "For Investigational Use Only. The performance characteristics of this product have not been established," and products that are in the laboratory research phase of development and meet the exemption criteria described in this paragraph must be labeled "For Research Use Only. Not for use in diagnostic procedures."


     Both RUO and IUO products must be distributed in a controlled manner to assure that the products are not improperly used for purposes other than research or investigation. In addition, all IUO clinical studies must comply with the FDA's informed consent requirements and other requirements designed to protect the integrity of the data and the health and welfare of patients. The FDA has announced an intent to exercise heightened enforcement with respect to RUO and IUO tests that are improperly commercialized prior to receipt of 510(k) clearance or PMA approval.


     We and/or our collaborative partners may distribute tests on an RUO or IUO basis in order to gather clinical or other data to support 510(k) clearance or PMA approval for products that we are developing. It is possible that the FDA would not agree that our RUO or IUO distribution meets the requirements for the IDE exemption or fails to comply with the prohibition against improper commercialization and other requirements for RUO and IUO studies. Failure by us, our collaborative partners or the recipients of the RUO or IUO tests to comply with these regulatory limitations could cause the FDA to take enforcement action, including revocation of the IDE exemption and/or the imposition of restrictions on our distribution of RUO or IUO tests. Any such enforcement action would adversely affect our ability to conduct the clinical studies necessary to support marketing clearance or approval of our products in development. It is possible that we may not be able to complete any research or clinical study that we initiate or, if completed, that the study will not provide data and information that will support a 510(k) clearance or PMA approval.

     PERVASIVE AND CONTINUING REGULATION. After the FDA grants a manufacturer approval to bring a device to market, a host of postmarket regulatory requirements apply, including:

          - labeling regulations;


          - Quality System Regulation, which requires that manufacturers follow elaborate design, testing, control, documentation and other quality assurance procedures;



          - Medical Device Reporting regulations, which require that manufacturers report to the FDA certain types of adverse events involving their products; and


          - the FDA's general prohibition against promoting products for unapproved or "off-label" uses.


     Class II devices can be subject to additional special controls such as performance standards, postmarket surveillance, patient registries and FDA guidelines, that do not apply to Class I devices.



     We are subject to inspection by the FDA to determine compliance with regulatory requirements. If we fail to comply with the FDA's requirements, the FDA can institute a wide variety of enforcement actions. The FDA sometimes issues public warning letters, which, if received by us, could have an adverse impact on our business. The FDA also can pursue more drastic remedies, such as:


          - refusing our requests for 510(k) clearance or PMA approval of new products;

          - withdrawing product approvals already granted;

          - requiring us to recall products; or


          - asking a court to require us to pay civil penalties or criminal fines, adhere to operating restrictions, or close down our operations. Ultimately, criminal prosecution is available to the FDA as punishment for egregious offenses. Any FDA enforcement action could have an adverse effect on our business, financial condition and results of operations.



     We are also subject to various state, local and foreign regulatory requirements in the various jurisdictions in which we do business. For example, the California Department of Health must license and inspect our manufacturing facility in California. The California Department of Health has a broad range of enforcement options, some of which are not available to the FDA. Moreover, state, local and foreign regulatory agencies work together on certain enforcement issues. Any adverse action by state, local or foreign regulatory agencies could have an adverse effect on our business, financial condition and results of operations.



     THE CLINICAL LABORATORY IMPROVEMENT AMENDMENTS OF 1988 AND RELATED REGULATIONS. The use of our products is also affected by the Clinical Laboratory Improvement Amendments of 1988, commonly referred to as CLIA, and related federal and state regulations which provide for regulation of laboratory testing. The scope of these regulations includes quality control, proficiency testing, personnel standards and federal inspections. CLIA categorizes tests as "waived," "moderately complex" or "highly complex" on the basis of specific criteria. Any future amendment of CLIA or the promulgation of additional regulations impacting laboratory testing may adversely affect our business.

     OTHER REGULATIONS. We also are subject to numerous other federal, state and local laws relating to matters such as: (1) safe working conditions; (2) manufacturing practices; (3) environmental protection; (4) fire hazard control; and (5) disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with these laws and regulations in the future.

EMPLOYEES


     As of March 31, 1999, we had 273 full-time employees, including 12 employees engaged in research and development, 11 engaged in sales and marketing, 235 engaged in manufacturing operations and 15 engaged in general and administrative activities. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe our employee relations are good.


FACILITIES

     Our administrative, engineering and manufacturing facilities are located in an 84,000 square foot facility in Lake Forest, California. We believe our existing facility will be sufficient for our needs for the foreseeable future. We have a fixed-price option to purchase this facility in February 2000 for $5.6 million.

LEGAL PROCEEDINGS

     We are not involved in any material litigation and are not aware of any claims which would give rise to material liability.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The following table provides certain information with respect to our executive officers and directors as of March 31, 1999:



             NAME                AGE                  POSITION
-------------------------------  ---   ---------------------------------------
Stephen K. Schultheis..........  53    Chairman of the Board, President and
                                       Chief Executive Officer
Steven P. Sidwell..............  59    Executive Vice President -- Operations
Dennis D. Blevins, Ph.D. ......  45    Vice President -- Research and
                                       Development
Suzanne M. David...............  32    Chief Financial Officer and Secretary
Darrell J. Adams...............  51    Vice President -- Technical Support
Wilford C. Downs...............  47    Vice President of Operations --
                                         Laboratory Products
Jeffrey G. Uding...............  44    Director of Operations -- On-Site
                                       Products
Ronald J. Hall(1)(2)...........  58    Director
George D. Holmes(1)(2).........  67    Director
John M. Morris(2)..............  50    Director
C. Michael O'Donnell, Ph.D.....  59    Director
William C. Shepherd............  60    Director


-------------------------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

     STEPHEN K. SCHULTHEIS has served as our President and Chief Executive Officer since 1995, and Chairman of the Board since July 1998. Mr. Schultheis joined ANSYS in 1990 as Director of Research and Development. He was promoted to Vice President -- Research and Development in 1992 and promoted to Chief Operating Officer in 1994. From 1986 to 1990, Mr. Schultheis was a professional Consulting Engineer designing and developing products for various medical diagnostic and commercial companies. From 1979 to 1986, he was Vice
President -- Engineering and Operations for Orangematic, Inc., a manufacturer of food processing equipment. From 1974 to 1979, Mr. Schultheis was Vice
President -- Research and Development of Bennett Industries, a manufacturer of commercial plastic products. From 1968 to 1973, he was a research engineer with the United States Naval Undersea Center, engaged in weapons development. Mr. Schultheis currently serves on the Board of Directors of Molecular Innovations, Inc. Mr. Schultheis received a B.S. from California State University at San Jose in 1968, and a M.S. in Mechanical Engineering from the University of Southern California in 1972.

     STEVEN P. SIDWELL has served as our Executive Vice President -- Operations since 1998. From 1990 to 1998, Mr. Sidwell held a variety of positions with Sensormedics Corporation, which is engaged in pulmonary function, exercise, nutrition and metabolic function diagnosis, most recently as its Executive Vice President of Operations. Prior to joining Sensormedics, Mr. Sidwell served as President of National Service Concepts, a consumer electronics production company, from 1988 to 1989. Mr. Sidwell received a B.S. in Chemical Engineering from Purdue University in 1964 and a M.B.A. from the University of Pennsylvania in 1968. Mr. Sidwell also serves on the board of directors of IOMED, Inc., a publicly-traded drug delivery company.

     DENNIS D. BLEVINS, PH.D. has served as our Vice President -- Research and Development since 1997. Dr. Blevins joined ANSYS in 1992, and served as Senior Scientist from 1992 to 1994. From 1994 to 1996, Dr. Blevins served as SPEC Division Manager. From 1996 to 1997 he served as Director of Research and Development. From 1990 to 1992, Dr. Blevins was employed by S-CUBED, the environmental laboratory division of Maxwell Laboratories. Prior to 1990, Dr. Blevins held a number of research and development positions for laboratory products and pharmaceutical companies. Dr. Blevins received a Ph.D. in Analytical Chemistry in 1982 from the University of Arizona.

     SUZANNE M. DAVID has served as our Chief Financial Officer and Secretary since July 1998. Ms. David joined ANSYS in March 1996 as Controller. From 1991 to 1996, Ms. David served as the Accounting Manager for Corona Clipper, a manufacturer of garden products where she was responsible for the preparation of all financial reporting documents. Prior to 1991, Ms. David held a number of finance positions with various manufacturing companies. Ms. David received a B.A. in Business Administration from California State University Fullerton in 1992.

     DARRELL J. ADAMS has served as our Vice President -- Technical Support since 1988. Mr. Adams joined ANSYS in 1976 as a Technical Representative. From 1977 to 1981, Mr. Adams worked as Chief Technologist and Supervisor and developed ANSYS' reanalysis and technical consultation services. From 1981 to 1988 Mr. Adams worked as Director of Technical Support. Mr. Adams received a B.S. in Microbiology from Idaho State University in 1973.

     WILFORD C. DOWNS has served as our Vice President of Operations -- Laboratory Products since 1988. From 1981 to 1988, Mr. Downs was Manufacturing and Distribution Manager for Marion Laboratories, Inc., a pharmaceutical company. From 1974 to 1981, Mr. Downs served as Production Manager for Analytical Systems, Inc., a manufacturer of diagnostic products. Mr. Downs received a B.S. in Business Administration from the University of La Verne, California in 1987.

     JEFFREY G. UDING has served as our Director of Operations -- On-Site Products since July 1997. Mr. Uding joined ANSYS in March 1996 as Manager of On-Site Products. Prior to joining ANSYS, Mr. Uding held management positions for Pacesetter Systems, a division of St. Jude Medical, and was Group Manager at Mallinckrodt Medical (formerly Sorin Biomedical). Prior to that, Mr. Uding was employed at Baxter Healthcare for approximately 12 years, holding positions in manufacturing and research and development for medical, respiratory, parenterals and kidney dialysis products. Mr. Uding received a B.S. from Roosevelt University in Chicago in 1983. He received a M.S. in Management from University of LaVerne, California in 1988 and a M.B.A. from Pepperdine University in 1991.

     RONALD J. HALL has served as a director of ANSYS since 1991. Since 1990, Mr. Hall has also been the Managing General Partner of Hall Capital Management, the General Partner of Hall, Morris & Drufva II, L.P., an institutional venture capital fund. From 1986 to 1990, Mr. Hall was Senior Vice President of First Interstate Venture Capital Corporation, the venture capital subsidiary of First Interstate Bank. From 1973 to 1983, Mr. Hall was also a General Partner of Weiss, Peck & Greer, a New York and San Francisco-based venture capital and money management firm. Mr. Hall is a director of Encad, Inc., a publicly-traded manufacturer of wide format color ink-jet printers. He is also a director of five privately-held companies which are part of the Hall, Morris & Drufva II, L.P. portfolio.

     GEORGE D. HOLMES has served as a director of ANSYS since 1988. Mr. Holmes is a retired medical industry executive with 22 years of medical systems management experience. From 1987 to 1996, Mr. Holmes was Chief Executive Officer of Sensormedics Corporation. From 1984 to 1985, Mr. Holmes was Executive Vice President of ADAC Laboratories, a manufacturer in nuclear medicine diagnostic systems. From 1980 to 1984, Mr. Holmes served as the President of Squibb Vitatek, Inc., a manufacturer of portable patient monitoring systems. Mr. Holmes also served as the Chairman of the St. Joseph Hospital Foundation and a director of the Oregon State March of Dimes. He was also Chairman of the Advisory Board of the University of Southern California School of Medicine, Department of Physical Therapy and Biokinesiology. He is currently a director of the American Pulmonary Medicine Institute.

     JOHN M. MORRIS has served as a director of ANSYS since 1988. Mr. Morris has been a Managing Director in the Corporate Finance Department of Sutro & Co. Incorporated since 1996. From 1995 to 1996, Mr. Morris was a Managing Director in the Investment Banking Department of Wedbush Morgan Securities. From 1992 to 1995, Mr. Morris was a Principal at NewCap Partners, a private investment bank. From 1988 to 1992, he was a partner in Hall, Morris and Drufva Capital Management, the successor to First Interstate Venture Capital Corporation. From 1984 to 1988, Mr. Morris served in various investment banking capacities with PaineWebber, Inc. and with Wedbush Morgan Securities. Mr. Morris is a founding director of the Forum of Corporate Directors in Orange County and served as its President in 1994.

     C. MICHAEL O'DONNELL, PH.D. has served as a director of ANSYS since 1988. Since 1996, Dr. O'Donnell has been President and Chief Executive Officer of EMS, Inc., a manufacturer of electronic monitoring devices for parole and probation. Prior to joining EMS, Dr. O'Donnell served in various capacities with ANSYS, most recently as our Chairman of the Board, from 1994 to 1998. Prior to that he served as President and Chief Executive Officer from 1988 to 1994, and served as our Operations Manager from 1984 to 1988. During 1984, Dr. O'Donnell was a private consultant. From 1982 to 1984, Dr. O'Donnell was President and Chief Executive Officer of Clinetics Corporation, a manufacturer of immunodiagnostic reagents.


     WILLIAM C. SHEPHERD has served as a director of ANSYS since 1998. Mr. Shepherd was previously Chairman of the Board of Allergan, Inc., a leading provider of eye care and specialty pharmaceutical products, from January 1, 1996 to January 1, 1998. He was President and Chief Executive Officer of Allergan from 1992 to 1996, and prior to that, served as the President and Chief Operating Officer of Allergan from 1984 to 1992. Currently, Mr. Shepherd serves as Chief Executive Officer and President of Allergan Specialty Therapeutics Inc., a pharmaceutical research and development company. In addition, Mr. Shepherd serves on the board of directors of Furon Company, a leading international manufacturer of engineered polymer components, and Techniclone Corporation, a biotechnology company engaged in the research and development of therapeutics for the treatment of cancer.



     There are no family relationships among any of our directors or executive officers. Our certificate of incorporation provides for a classified Board of Directors. Prior to the closing of this offering, the terms of office of the Board of Directors will be divided into three classes, such that the terms of Class I, Class II and Class III directors will expire at the annual meetings of stockholders to be held in 2000, 2001 and 2002, respectively. The number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the Board of Directors. The classification of the Board of Directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the Board of Directors. Executive officers are appointed to serve at the discretion of the Board of Directors.



COMMITTEES OF THE BOARD OF DIRECTORS


     The Board of Directors has established two standing committees: the Audit Committee and the Compensation Committee. The Audit Committee consists of Ronald
J. Hall and George D. Holmes. The Audit Committee recommends the appointment of independent public accountants for the annual audit of our financial statements to the Board of Directors. The Audit Committee reviews the scope of the annual audit and other services the auditors are asked to perform. This committee also reviews the report on our financial statements prepared by the auditors following the audit, and our accounting and financial policies in general. The Audit Committee also reviews management's procedures and policies with respect to our internal accounting controls.

     The Compensation Committee consists of Ronald J. Hall, George D. Holmes and John M. Morris. The Compensation Committee reviews and approves salaries, benefits and bonuses for all executive officers. It reviews and recommends to the Board of Directors on matters relating to employee compensation and benefit plans. The Compensation Committee also administers our 1990 Stock Option Plan and the 1997 Stock Incentive Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between the Board of Directors or Compensation Committee and the board of directors of any other company.

DIRECTOR COMPENSATION

     We currently pay our nonemployee directors $1,000 per board meeting attended and reimburse out-of-pocket expenses incurred by our directors in connection with attendance of board and committee meetings.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

     We do not currently have any employment contracts with any of our executive officers. Accordingly, the Board of Directors may terminate the employment of any executive officer at any time in its discretion. We provide incentives such as salary, benefits and option grants (which are typically subject to a three to five year vesting schedule) to attract and retain executive officers and other key employees. The Compensation Committee has the authority to provide for an accelerated vesting of any outstanding options if an individual's employment is terminated following an acquisition or certain hostile changes in control of ANSYS.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION INFORMATION. The following table summarizes the compensation earned by, and paid to, our Chief Executive Officer and our four most highly compensated executive officers, other than the Chief Executive Officer, who received compensation in excess of $100,000 for the year ended December 31, 1998 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                                            COMPENSATION AWARDS
                                            ANNUAL COMPENSATION            ---------------------
                                   -------------------------------------         SHARES OF
                                                          OTHER ANNUAL         COMMON STOCK
   NAME AND PRINCIPAL POSITION     SALARY(1)    BONUS    COMPENSATION(2)   UNDERLYING OPTIONS(#)
---------------------------------  ---------   -------   ---------------   ---------------------
Stephen K. Schultheis............  $180,909    $51,923       $4,609               60,000
  Chairman, President and Chief
     Executive Officer
Dennis D. Blevins, Ph.D..........    92,259     21,037        2,580                   --
  Vice President -- Research and
     Development
Darrell J. Adams.................    92,683     21,218        3,449                   --
  Vice President -- Technical
     Support
Wilford C. Downs.................    88,470     20,254          840                   --
  Vice President of Operations --
     Laboratory Products
Jeffrey G. Uding.................    89,690     19,846        2,714                   --
  Director of
     Operations -- On-Site
     Products

-------------------------
(1) We provide our officers with certain non-cash group life and health benefits generally available to all salaried employees. These benefits are not included in the above table pursuant to applicable Securities and Exchange Commission rules. No Named Executive Officer received aggregate personal benefits or perquisites that exceed the lesser of $50,000 or 10% of his total annual salary and bonus.
(2) Represents our matching contribution under our 401(k) Plan to the respective accounts of the Named Executive Officers.

     STOCK OPTION GRANTS. The following table sets forth certain information regarding options granted to the Named Executive Officers during 1998. We have not granted any stock appreciation rights.

                                                     INDIVIDUAL GRANTS
                             -----------------------------------------------------------------
                               NUMBER OF      % OF TOTAL
                              SECURITIES       OPTIONS                   MARKET
                              UNDERLYING      GRANTED TO    EXERCISE    PRICE ON
                                OPTIONS      EMPLOYEES IN   PRICE PER    DATE OF    EXPIRATION
           NAME              GRANTED(#)(2)     1998(3)        SHARE     GRANT(4)       DATE
---------------------------  -------------   ------------   ---------   ---------   ----------
Stephen K. Schultheis......     60,000           34.2%        $3.83       $4.74      04/08/08
Dennis D. Blevins,
  Ph.D. ...................         --             --            --          --            --
Darrell J. Adams...........         --             --            --          --            --
Wilford C. Downs...........         --             --            --          --            --
Jeffrey G. Uding...........         --             --            --          --            --


                             POTENTIAL REALIZABLE VALUE AT ASSUMED
                                  ANNUAL RATES OF STOCK PRICE
                               APPRECIATION FOR OPTION TERM($)(1)
                             --------------------------------------
           NAME                  0%           5%            10%
---------------------------  ----------   -----------   -----------
Stephen K. Schultheis......   $54,600      $233,458      $507,860
Dennis D. Blevins,
  Ph.D. ...................        --            --            --
Darrell J. Adams...........        --            --            --
Wilford C. Downs...........        --            --            --
Jeffrey G. Uding...........        --            --            --

-------------------------

(1) The potential realizable value is calculated by assuming that (a) the stock option price on the date of grant appreciates at the indicated annual rate compounded annually for the entire ten year term of the options, and (b) the option is exercised and the underlying common stock sold on the last day of its term for the appreciated stock price. The potential realizable value of each option at 0% is based on the fair market value of the common stock on the date of grant, $4.74 per share, minus the exercise price times the number of shares underlying the option. The potential realizable value of each option at 5% and 10% are based on the term of the option at its time of grant (ten years). Each is calculated by assuming that the stock price on the date of the grant appreciates at 5% or 10%, as applicable, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date at which the options are exercised. Upon completion of this offering, the value of these options will be $430,200, which is derived by subtracting the exercise price of the option from the assumed initial public offering price of $11.00 per share.

(2) All options were granted under the 1997 Plan. Options granted in 1998 vest over three years in 36 equal monthly installments.
(3) Based on an aggregate of 175,200 options granted to employees in 1998, including the Named Executive Officers.
(4) The exercise price of the options was equal to the fair market value of the underlying common stock on the grant date, as determined in good faith by our Board of Directors. Notwithstanding this determination, we have recorded compensation expense with respect to these options based upon the difference between the exercise price and $4.74. This value was derived from a combination of discounted cash flow methods, comparisons to publicly-traded companies and book value. See Note 1 of Notes to Consolidated Financial Statements for the determination of market value on the date of grant.


     YEAR-END OPTION HOLDINGS. The following table sets forth certain aggregated option information for the Named Executive Officers for the year ended December 31, 1998. None of the Named Executive Officers exercised stock options in 1998.


   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                     VALUES

                                     NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                          UNDERLYING                   IN-THE-MONEY
                                    UNEXERCISED OPTIONS(1)              OPTIONS(1)
                                  ---------------------------   ---------------------------
              NAME                EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
--------------------------------  -----------   -------------   -----------   -------------
Stephen K. Schultheis...........    351,600         76,800      $3,616,800      $633,400
Dennis D. Blevins, Ph.D. .......     44,000          4,000      $  464,971      $ 39,729
Darrell J. Adams................         --             --              --            --
Wilford C. Downs................         --             --              --            --
Jeffrey G. Uding................     17,600         18,400      $  175,071      $183,129

-------------------------

(1) The value of unexercised options represents the difference between the exercise price of the options and the assumed initial public offering price of $11.00 per share.

STOCK OPTION PLANS


     1990 STOCK OPTION PLAN. Our Stock Option Plan for Employees was adopted by the Board of Directors and approved by the stockholders on October 10, 1990. A total of 780,000 shares of common stock have been authorized for issuance under the 1990 Plan. As of March 31, 1999, options for 597,820 shares were outstanding under the 1990 Plan, and no shares remained available for future option grant.


     Option grants under the 1990 Plan are made at the discretion of the plan administrator. Eligible individuals (including officers and directors), in the case of nonqualified stock options, may be granted options to purchase shares of common stock at an exercise price not less than 85% of the fair market value of the common stock, determined by the plan administrator on the grant date. Option grants have a maximum term of ten years, subject to earlier termination if the optionee's service with us ends.

     The Compensation Committee administers the 1990 Plan. This committee has complete discretion, within the scope of its administrative jurisdiction, to determine: (1) which eligible individuals are to receive option grants; (2) the time or times when such option grants are to be made; (3) the number of shares subject to each such grant; (4) the fair market value of the option at the date it is granted provided that the common stock is not publicly traded; (5) the exercise or vesting schedule to be in effect for the option grant; (6) the maximum term for which any granted option is to remain outstanding; and (7) the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws.

     Optionees may pay the exercise price for their options in cash or with the consent of the Compensation Committee, in shares of common stock. If the exercise price is paid in shares of common stock, those shares are valued at fair market value on the exercise date.

     The plan administrator may cancel options outstanding under the 1990 Plan in return for the grant of new options for the same or different number of option shares. In that case, the exercise price per share is based on the fair market value per share of common stock on the new grant date.

     If we are acquired by merger or asset sale, each outstanding option under the 1990 Plan not otherwise assumed by the successor company will immediately vest. Such options will then be exercisable for all of the shares subject to that option at the time, unless the option is assumed by the successor corporation in the acquisition.

     The Board of Directors may amend, modify or terminate the 1990 Plan at any time. The 1990 Plan will terminate on October 11, 2000, unless sooner terminated by the Board of Directors. No options may be granted under the 1990 Plan after it is terminated.


     1997 STOCK INCENTIVE PLAN. Our 1997 Stock Incentive Plan was adopted by the Board of Directors and approved by the stockholders on January 23, 1998. A total of 1,088,800 shares of common stock have been authorized for issuance under the 1997 Plan, and as of March 31, 1999, options to purchase 820,000 shares remained available for grant under the 1997 Plan.


     The 1997 Plan is divided into two separate components: the Option Grant Program and the Stock Issuance Program. Under the Option Grant Program, eligible individuals (including officers, non-employee Board members and consultants) may be granted options to purchase shares of common stock at an exercise price not less than 100% of their fair market value on the grant date as determined by the plan administrator. Under the Stock Issuance Program, these individuals may be issued shares of common stock directly. The individual may purchase the shares at a price not less than 100% of their fair market value at the time of issuance; however, the purchase price per share issued to a 10% stockholder may not be less than 110% of the fair market value of the underlying common stock. Shares of common stock may also be granted as a bonus tied to the performance of services.

     The Compensation Committee administers the 1997 Plan. The plan administrator has complete discretion to determine: (1) which eligible individuals are to receive option grants or stock issuances under those programs; (2) the time or times when such option grants or stock issuances are to be made; (3) the number of shares subject to each such grant or issuance; (4) the fair market value of the option at the date it is granted provided that the common stock is not publicly traded; (5) the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws; (6) the vesting schedule to be in effect for the option grant or stock issuance; and (7) the maximum term for which any granted option is to remain outstanding.

     Optionees may pay the exercise price for their options in cash or in shares of common stock. If the exercise price is paid in shares of common stock, those shares are valued at fair market value on the exercise date.

     Once the common stock subject to the 1997 Plan has been registered under
Section 12 of the Securities Exchange Act of 1934, as amended, the options may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares. The plan administrator may allow these optionees to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price. The note would also cover any associated withholding taxes incurred in connection with such exercise or purchase.

     If we are acquired by merger or asset sale, options outstanding under the Option Grant Program which are not to be assumed by the successor corporation or otherwise continued will automatically accelerate. All unvested shares under the Option Grant and Stock Issuance Programs will immediately vest, unless our repurchase rights with respect to those shares will be assigned to the successor corporation. The plan administrator may grant options under the Option Grant Program which accelerate upon an acquisition of ANSYS, whether or not those options are assumed or continued. The plan administrator may also grant options which accelerate if the optionee's service terminates within the 18 months following an acquisition in which (1) those options are assumed or otherwise continued and (2) the applicable repurchase rights do not terminate. The vesting of outstanding shares under the Stock Issuance Program may be accelerated on similar terms and conditions.

     The Board of Directors may amend or modify the 1997 Plan at any time. However, certain amendments to the 1997 Plan may require shareholder approval. The 1997 Plan will terminate on the earliest of: (1) January 22, 2008; (2) the date on which all shares available for issuance under the 1997 Plan have been issued as fully-vested shares; or (3) the termination of all outstanding options in connection with an acquisition of ANSYS.

     OTHER OPTIONS. In December 1996, Stephen K. Schultheis, our Chairman, President and Chief Executive Officer, was granted options to purchase 90,000 shares of common stock at an exercise price of $1.07 per share. These options were nonqualified stock options and were not granted pursuant to the 1990 Plan or the 1997 Plan.

1999 EMPLOYEE STOCK PURCHASE PLAN



     Our 1999 Employee Stock Purchase Plan was adopted by the Board of Directors and approved by the stockholders in April 1999, and will become effective immediately upon the execution of the underwriting agreement related to this offering. The ESPP is designed to allow our eligible employees and those of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, through their periodic payroll deductions under the ESPP. We have initially reserved 180,000 shares of our common stock for issuance under the ESPP.



     The ESPP will be implemented in a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period, however, will start on the date the underwriting agreement related to this offering is executed and will end on the last business day in July 2001. The next offering period will start on the first business day in August 2001, and subsequent offering periods will be set by our compensation committee.



     ANSYS employees who are scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date or on any semi-annual entry date within that period. Semi-annual entry dates will occur on the first business day of February and August of each year. Individuals who become eligible employees after the start date of an offering period may join the ESPP on any subsequent semi-annual entry date within that offering period.



     Payroll deductions may not exceed 15% of the participant's cash earnings, and the accumulated payroll deductions of each participant will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will be on the last business day of January and July each year. In no event, however, may any participant purchase more than 1,000 shares on any purchase date, and not more that 45,000 shares may be purchased in total by all participants on any purchase date.



     If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.



     In the event of a change in control as defined in the ESPP, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of such change in control. The purchase price will be equal to 85% of the fair market value per share on the participant's entry date into the offering period in which the change in control occurs or, if lower, 85% of the fair market value per share immediately prior to such change in control.



     The following provisions will also be in effect under the ESPP:



     - The ESPP will terminate no later than the last business day in July 2009.



     - The Board of Directors may at any time amend, suspend or discontinue the ESPP provided that any such termination will be effective immediately following the close of any purchase interval. Certain amendments, however, may require stockholder approval.

401(k) PLAN

     We have an employee savings and retirement plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. The 401(k) Plan allows eligible employees to defer up to 15% of their pre-tax earnings, subject to the Internal Revenue Service annual contribution limit ($10,000 in 1998). Eligible employees must be 20 1/2 years of age and have worked at least 1,000 hours in a 12 consecutive month period. Employees may first participate on the first day of the month following three months of service.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Under Section 145 of the Delaware General Corporation Law, we can indemnify our directors and officers against liabilities they may incur in these capacities, including liabilities under the Securities Act. Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law. The bylaws require ANSYS to advance litigation expenses, but the director or officer must agree to repay such advances if he or she is not entitled to indemnification. These rights do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     Our certificate of incorporation provides that, pursuant to Delaware Law, directors are not liable for money damages for breach of their fiduciary duty of care to ANSYS and its stockholders. This provision does not eliminate the duty of care. In certain circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will still be subject to liability for (1) breach of the duty of loyalty to ANSYS or its stockholders, (2) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, (3) actions leading to improper personal benefit to the director, and (4) payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware Law. The provision also does not affect a director's responsibilities under any other law, such as the Federal securities laws or state or federal environmental laws.

     In addition to the indemnification provided for in our bylaws, we have entered into agreements to indemnify our executive officers and all of our directors. This indemnification includes indemnity for certain expenses, including attorneys' fees. It also includes indemnity for judgments, fines and settlement amounts incurred in any action or proceeding. The indemnification includes: (1) actions by or for ANSYS; (2) actions on account of services as an executive officer or a director of ANSYS; and (3) actions on account of services as an officer or a director of another company or enterprise if the services were provided at our request.

     The Securities and Exchange Commission is of the opinion that indemnification of directors, officers and persons controlling ANSYS for violations of the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

     We have also obtained directors' and officers' liability insurance for our directors and executive officers.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information as of March 31, 1999 regarding the ownership of our common stock by: (a) each person whom we know to own more than 5% of such shares of common stock; (b) each Named Executive Officer; (c) each of our directors; and (d) all of our directors and executive officers as a group.



     The number of shares beneficially owned and the percentage of shares beneficially owned are based on (1) 5,558,472 shares of common stock outstanding as of March 31, 1999, and (2) 8,058,472 shares of common stock outstanding upon consummation of this offering. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares subject to options that are exercisable currently or within 60 days following March 31, 1999 are deemed to be outstanding and beneficially owned by the optionee for the purpose of computing share and percentage ownership of that optionee. They are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except (1) as indicated in the footnotes to this table, and (2) as affected by applicable community property laws, all persons listed have sole and voting investment power with for all shares shown as beneficially owned by them.



                                                                    PERCENT OF SHARES
                                                                    BENEFICIALLY OWNED
                                                                   --------------------
                                              NUMBER OF SHARES     PRIOR TO     AFTER
  NAME AND ADDRESS OF BENEFICIAL OWNER(1)    BENEFICIALLY OWNED    OFFERING    OFFERING
  ---------------------------------------    ------------------    --------    --------
Ronald J. Hall(2)(3).......................      3,808,844           68.5%       47.3%
Hall, Morris & Drufva II, L.P.(3)..........      3,616,620           65.1        44.9
C. Michael O'Donnell, Ph.D. ...............        509,808            9.2         6.3
Stephen K. Schultheis(4)...................        453,450            7.7         5.4
Darrell J. Adams...........................        345,516            6.2         4.3
Wilford C. Downs...........................        345,516            6.2         4.3
George D. Holmes(5)........................         54,000              *           *
Dennis D. Blevins, Ph.D.(5)................         45,320              *           *
Jeffrey G. Uding(5)........................         22,400              *           *
John M. Morris(6)..........................             --              *           *
William C. Shepherd........................         13,464              *           *
All executive officers and directors as a
  group
  (12 persons)(7)..........................      5,642,851           92.7        65.7


-------------------------
 *  Less than one percent.

(1) The address for each of Messrs. O'Donnell, Schultheis, Adams and Downs is c/o ANSYS at 25200 Commercentre Drive, Lake Forest, California 92630.
(2) Includes (a) 3,616,620 shares of common stock held by Hall, Morris & Drufva II, L.P. and (b) 192,224 shares of common stock held by Mr. Hall's IRA. Mr. Hall is the Managing General Partner of Hall Capital Management, which is the General Partner of Hall, Morris & Drufva II, L.P. Mr. Hall disclaims beneficial ownership of all of the shares held by Hall, Morris & Drufva II, L.P.
(3) The address for Hall, Morris & Drufva II, L.P. and Mr. Hall is 26161 La Paz Road, Suite E, Mission Viejo, California 92691.

(4) Includes 359,850 shares of common stock issuable upon exercise of vested stock options.

(5) Consists solely of shares of common stock issuable upon exercise of vested stock options.

(6) Excludes the shares of common stock that Mr. Morris may have a right to receive in the event of an in kind distribution from or the dissolution of Hall, Morris & Drufva II, L.P. See "Underwriting."


(7) Includes 526,103 shares of common stock issuable upon exercise of vested stock options.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of the capital stock of ANSYS and certain provisions of our certificate of incorporation and bylaws does not purport to be complete. It is qualified in its entirety by the provisions of the certificate and bylaws. Copies of the certificate and bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK


     ANSYS is authorized to issue 30,000,000 shares of common stock. At March 31, 1999, 5,558,472 shares of common stock were deemed outstanding and held of record by approximately 17 holders. Under the certificate and bylaws, holders of common stock will not have cumulative voting rights after the common stock is listed for trading on the Nasdaq National Market. Holders of shares representing a majority of the voting power of common stock can elect all of the directors. The holders of the remaining shares will not be able to elect any directors. The shares of common stock offered pursuant to this offering, when issued, will be fully paid and nonassessable and will not be subject to any redemption or sinking fund provisions. Holders of common stock do not have any preemptive, subscription or conversion rights.


     Holders of common stock are entitled to receive those dividends the Board of Directors declares, subject to the rights of preferred stockholders and the terms of any existing or future agreements between ANSYS and its debtholders. Since its inception, we have not declared or paid any cash dividends on our common stock. We presently intend to retain future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of ANSYS, common stockholders are entitled to share ratably in all assets legally available for distribution (1) after payment of all debts and other liabilities and (2) subject to the prior rights of any holders of outstanding shares of preferred stock.

PREFERRED STOCK

     Our certificate of incorporation authorizes 5,000,000 shares of preferred stock. The preferred stock may be issued in series from time to time as the Board of Directors determines. The Board of Directors determines the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the preferred stock, unless they are fixed in our certificate of incorporation. The characteristics of different series of preferred stock may differ with respect to: (1) dividend rates; (2) amounts payable on liquidation; (3) voting rights; (4) conversion rights; (5) redemption provisions; (6) sinking fund provisions; and (7) other matters. The Board of Directors may authorize preferred stock senior to the common stock with respect to dividends and the distribution of assets on liquidation. The Board of Directors may also set limitations and restrictions on payment of common stock dividends while any shares of preferred stock are outstanding. No stockholder approval is required for the Board of Directors to issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock.

     We believe that the ability to issue preferred stock without the expense and delay of a special stockholders' meeting will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. This also permits the Board of Directors to issue preferred stock containing terms which could impede the completion of a takeover attempt, subject to certain limitations imposed by the securities laws. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of ANSYS and its stockholders at the time of issuance. This could discourage an acquisition attempt or other transaction which stockholders might believe to be in their best interests or in which they might receive a premium for their stock over the then market price of the stock.

ANTI-TAKEOVER PROVISIONS

     Our certificate of incorporation and bylaws contain provisions that may make it more difficult to acquire control of ANSYS by various means. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, they may adversely affect the prevailing market price of the stock. These provisions are intended to: (1) enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors;
(2) discourage transactions which may involve an actual or threatened change in control of ANSYS; (3) discourage tactics that may be used in proxy fights; (4) encourage persons seeking to acquire control of ANSYS to consult first with the Board of Directors to negotiate the terms of any proposed business combination or offer; and (5) reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of ANSYS or that is otherwise unfair to our stockholders.


     CLASSIFIED BOARD OF DIRECTORS; REMOVAL; FILLING VACANCIES AND
AMENDMENT. Our certificate of incorporation provides that the Board of Directors will consist of between five and nine members, with the exact number to be fixed from time to time by resolution adopted by a majority of the directors then in office. Currently, the number is set at six. Prior to the closing of this offering, the terms of office of the Board of Directors will be divided into three classes, such that the terms of Class I, Class II and Class III directors will expire at the annual meetings of stockholders to be held in 2000, 2001 and 2002, respectively. The number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the Board of Directors. The classification of the Board of Directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the Board of Directors. Subject to the rights of the holders of any outstanding series of preferred stock, the certificate authorizes only the Board of Directors to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new directorships with its own nominees. The certificate also provides that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.


     SPECIAL STOCKHOLDER MEETINGS. The certificate of incorporation provides that special meetings of the stockholders for any purpose or purposes, unless required by law, shall be called by: (1) the President or Secretary pursuant to a request in writing of the President; (2) a majority of the entire Board of Directors; or (3) stockholders owning not less than 50% of the entire voting stock of ANSYS then issued and outstanding. A special meeting may not be held absent such a written request. The request shall state the purpose or purposes of the proposed meeting. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the Board of Directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the Board of Directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing Board of Directors and management.


     WRITTEN CONSENT; SPECIAL MEETINGS OF STOCKHOLDERS. Our certificate of incorporation prohibits the taking of stockholder action by written consent without a meeting. These provisions will make it more difficult for stockholders to take action opposed by the Board of Directors.


     AMENDMENT OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION. Our certificate of incorporation generally requires the affirmative vote of the holders of at least two-thirds of the outstanding voting stock in order to amend any provisions of the certificate concerning: (1) the removal or appointment of directors; (2) the authority of stockholders to act by written consent; (3) the required vote to amend the certificate; (4) calling a special meeting of stockholders; (5) procedure and content of stockholder proposals concerning business to be conducted at a meeting of stockholders; and (6) director nominations by stockholders. These voting requirements will make it more difficult for minority stockholders to make changes in the certificate that could be designed to facilitate the exercise of control over ANSYS. On the other hand, the requirement for approval by at least a two-thirds stockholder vote will enable minority stockholders to prevent the majority stockholders from amending these provisions of the certificate. Following the completion of this offering, our present directors and executive officers and their respective affiliates will beneficially own approximately 65.7% of our common stock. This gives them veto power with respect to any stockholder action or approval requiring either a two-thirds vote or a simple majority.


REGISTRATION RIGHTS


     Following this offering, the holders of approximately 5,498,112 shares of common stock (the "Registrable Securities") will be entitled to rights with respect to the registration of their shares under the Securities Act. If ANSYS proposes to register securities under the Securities Act, either for its own account or the account of other securityholders, it must give notice of the registration to the holders of Registrable Securities. These holders are entitled to include their Registrable Securities in the registration, subject to certain marketing and other limitations. We generally must bear the expenses, other than underwriting discounts and sales commissions, of these registrations. We may in certain circumstances defer such registrations. The underwriters have the right, subject to certain limitations, to limit the number of Registrable Securities included in such registrations.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE



     Upon completion of the offering, ANSYS will have 8,058,472 shares of common stock outstanding (8,433,472 shares if the underwriter's over-allotment option is exercised in full), assuming no exercise of options after March 31, 1999. Of this amount, the 2,500,000 shares offered by this prospectus will be available for immediate sale in the public market as of the date of this prospectus. All of the remaining 5,558,472 shares are "restricted securities" as that term is defined by Rule 144 of the Securities Act. Our directors, executive officers and certain other stockholders who collectively hold an aggregate of 5,540,072 shares of common stock, together with ANSYS, have agreed pursuant to the underwriting agreement and other agreements that they will not sell any common stock without the prior written consent of Vector Securities International, Inc. for a period of 180 days from the date of this prospectus except that we may, without this consent, grant options and sell shares pursuant to the 1997 Plan. Following the 180 day period, 332,764 shares of common stock will be eligible for sale in the public market without restriction, including shares eligible for sale under Rule 144(k). An additional 5,207,308 shares will be eligible for sale under Rule 144, subject to certain volume, manner of sale and other restrictions of Rule 144. In addition, 18,400 shares will be available for sale in the public market 90 days following the date of this prospectus.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of common stock (approximately 80,585 shares immediately after this offering) or (2) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ANSYS at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.


     We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered by this prospectus.


     Any employee or consultant who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. As of March 31, 1999, the holders of options to purchase approximately 956,620 shares of common stock will be eligible to sell their shares upon the expiration of the 180-day Lockup Period, subject in certain cases to vesting of such options.

     We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the completion of this offering to register 1,956,620 shares of common stock subject to outstanding stock options or reserved for issuance under our employee benefit plans. This registration will permit the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the 180-day Lockup Period. Shares held by affiliates registered under such registration statement will be subject to Rule 144 volume limitations. See "Management -- Executive Compensation," "-- Stock Option Plans," and "-- 1999 Employee Stock Purchase Plan."



     In addition, some stockholders have registration rights with respect to 5,498,112 shares of common stock. Registration of these securities would render them freely tradeable without restriction under the Securities Act. See "Risk Factors -- Future Sales of Our Common Stock Could Cause the Price of Our Common Stock to Decline."

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, for whom Vector Securities International, Inc. and Sutro & Co. Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to the underwriters, the following respective number of shares of common stock:

                     UNDERWRITERS                        NUMBER OF SHARES
                     ------------                        ----------------
Vector Securities International, Inc...................
Sutro & Co. Incorporated...............................
                                                            ---------
          Total........................................     2,500,000
                                                            =========


     John M. Morris, a director of ANSYS, is a Managing Director of Sutro & Co. Incorporated, one of the representatives of the underwriters. Mr. Morris has an equity interest in Hall, Morris & Drufva II, L.P. which, upon an in kind distribution from or upon its liquidation will result in Mr. Morris receiving approximately 125,000 shares of ANSYS common stock.


     The underwriting agreement makes the obligations of the underwriters subject to a number of conditions, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and our experts. If any of the shares are purchased, the underwriters must purchase all shares of common stock being offered. If any underwriter defaults in its obligation to purchase shares, and the aggregate obligations of the defaulting underwriters do not exceed 10% of the shares offered, some or all of the remaining underwriters must assume the obligations of the defaulting underwriters.


     The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus. They propose to offer shares to certain dealers at that price less a concession
not in excess of $     per share. The underwriters may allow $     to selected
dealers and the dealers may reallow a concession not in excess of $     per
share to other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the representatives of the underwriters.



     We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 375,000 additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. Subject to a number of conditions, if this option is exercised, each underwriter must purchase approximately the same percentage of over-allotment shares as the number of shares set forth next to each underwriter's name in the preceding table bears to the total number of shares listed in that table. We must sell these shares to the underwriters if the option is exercised.


     The following table summarizes the compensation we will pay to the underwriters:

                                                   WITHOUT            WITH
                                    PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                    ---------   --------------   --------------
Total underwriting discounts and
  commissions.....................   $              $               $

     In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell shares in excess of the offering size, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in this offering if the syndicate repurchases previously distributed common stock in syndicated covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make with respect to these liabilities.

     The officers, directors and certain other of our stockholders have agreed that they will not, without the prior written consent of Vector Securities International, Inc., offer, sell or otherwise dispose of: (1) any shares of our common stock; (2) options or warrants to acquire shares of our common stock; or
(3) securities exchangeable for or convertible into shares of common stock owned by them for a period of 180 days after the date of this prospectus subject to certain exceptions. We have agreed not to offer, sell or otherwise dispose of any of the above securities for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale."

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares of common stock included in this offering will be determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the price will be:

     - the history of, and the prospects for, our business and the industry in which we compete;

     - an assessment of our management and the present state of our development;

     - our past and present revenues and earnings;

     - the prospects for growth of our revenues and earnings;

     - the current state of the economy in the United States;

     - the current level of economic activity in the industry in which we compete and in related or comparable industries; and

     - currently prevailing conditions in the securities markets, including current market valuations of publicly-traded companies that are comparable to ANSYS.


     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "ASDI."

                                 LEGAL MATTERS


     The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for ANSYS by Brobeck, Phleger & Harrison LLP, Irvine, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois.


                                    EXPERTS


     The consolidated financial statements of ANSYS as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, included in this prospectus and the registration statement have been audited by McGladrey & Pullen, LLP, independent auditors, as set forth in their report appearing on page F-2 of this prospectus and in the registration statement. The financial statements are included in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION


     ANSYS has filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to ANSYS and the common stock, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus concerning the contents of any contract of other document referred to are not necessarily complete. Please refer to the copy of such contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference. The registration statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission in Washington, D.C. Copies of all or any part of the registration statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such copies may also be inspected and copied at the Commission's Regional Offices located at:

     - Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and

     - 7 World Trade Center, Suite 1300, New York, New York 10048.

     Copies of such material may be obtained at prescribed rates by mail from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Securities and Exchange Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including ANSYS, that file electronically.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Independent Auditor's Report................................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income...........................  F-4
Consolidated Statements of Stockholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ANSYS Diagnostics, Inc.
Lake Forest, California

     We have audited the accompanying consolidated balance sheets of ANSYS Diagnostics, Inc. and subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ANSYS Diagnostics, Inc. and subsidiary as of December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                          McGladrey & Pullen, LLP

Anaheim, California

April 23, 1999

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS


                                                                                          MARCH 31,
                                                      DECEMBER 31,                          1999
                                                ------------------------    MARCH 31,     PRO FORMA
                                                   1997         1998          1999        (NOTE 11)
                                                ----------   -----------   -----------   -----------
                                                                           (UNAUDITED)   (UNAUDITED)
ASSETS (Note 4)
Current Assets
  Cash and cash equivalents...................  $1,515,000   $ 3,176,000   $ 2,686,000   $   426,000
  Accounts receivable, less allowance for
     doubtful accounts: 1997 $20,000; 1998
     $20,000; 1999 $20,000 (Note 8)...........   1,707,000     2,093,000     3,471,000     3,471,000
  Income taxes receivable.....................          --       420,000            --            --
  Inventories (Note 2)........................   1,528,000     1,581,000     1,652,000     1,652,000
  Prepaid expenses............................      99,000        40,000        63,000        63,000
  Deferred income taxes (Note 7)..............      89,000       120,000       120,000       120,000
                                                ----------   -----------   -----------   -----------
       Total current assets...................   4,938,000     7,430,000     7,992,000     5,732,000
Equipment and Leasehold Improvements, net
  (Note 3)....................................   1,567,000     4,199,000     4,224,000     4,224,000
Intangibles and Other Assets..................     160,000       262,000       989,000       989,000
Deferred Income Taxes (Note 7)................     228,000            --            --            --
                                                ----------   -----------   -----------   -----------
       Total assets...........................  $6,893,000   $11,891,000   $13,205,000   $10,945,000
                                                ==========   ===========   ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Bank line of credit (Note 4)................  $  733,000   $        --   $        --   $        --
  Current maturities of long-term debt (Note
     4).......................................          --       224,000       232,000       232,000
  Accounts payable............................     553,000     1,439,000     1,514,000     1,514,000
  Accrued liabilities.........................     121,000       433,000       527,000       527,000
  Accrued compensation........................     311,000       281,000       345,000       345,000
  Income taxes payable........................     218,000            --       100,000       100,000
                                                ----------   -----------   -----------   -----------
       Total current liabilities..............   1,936,000     2,377,000     2,718,000     2,718,000
                                                ----------   -----------   -----------   -----------
Deferred Income Taxes (Note 7)................          --       180,000       180,000       180,000
                                                ----------   -----------   -----------   -----------
Long-term Debt, net of current maturities
  (Note 4)....................................          --     1,670,000     1,610,000     1,610,000
                                                ----------   -----------   -----------   -----------
Commitments and Contingencies (Notes 6 and 8)
Stockholders' Equity (Notes 4, 5, 9 and 11)
  Preferred stock, par value $.0001 per share;
     5,000,000 shares authorized: 18,000
     issued and outstanding in 1997 and 1998,
     none outstanding pro forma ($3,600,000
     aggregate liquidation preference
     including $1,800,000 of undeclared
     cumulative dividends at December 31, 1998
     amounting to $100 per share).............          --            --            --            --
  Common stock, par value $.0001 per share;
     30,000,000 shares authorized: issued and
     outstanding 1,880,784 shares in 1997;
     1,875,184 shares in 1998; 1,917,144
     shares in 1999; 5,558,472 shares pro
     forma....................................          --            --            --         1,000
  Additional paid-in capital..................   1,818,000     1,834,000     1,965,000     1,564,000
  Retained earnings...........................   3,139,000     5,830,000     6,732,000     4,872,000
                                                ----------   -----------   -----------   -----------
       Total stockholders' equity.............   4,957,000     7,664,000     8,697,000     6,437,000
                                                ----------   -----------   -----------   -----------
       Total liabilities and stockholders'
          equity..............................  $6,893,000   $11,891,000   $13,205,000   $10,945,000
                                                ==========   ===========   ===========   ===========


See Notes to Consolidated Financial Statements.

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                            THREE MONTHS ENDED
                                       YEARS ENDED DECEMBER 31,                  MARCH 31,
                                --------------------------------------   -------------------------
                                   1996         1997          1998          1998          1999
                                ----------   -----------   -----------   -----------   -----------
                                                                         (UNAUDITED)   (UNAUDITED)
Net sales (Note 8)............  $8,126,000   $10,698,000   $18,964,000   $4,427,000    $5,495,000
Cost of goods sold............   3,058,000     5,099,000     9,703,000    2,164,000     2,768,000
                                ----------   -----------   -----------   ----------    ----------
       Gross profit...........   5,068,000     5,599,000     9,261,000    2,263,000     2,727,000
                                ----------   -----------   -----------   ----------    ----------
Operating expenses:
  Research and development....     434,000       773,000       700,000      174,000       207,000
  Selling, general and
     administrative
     (Notes 6 and 9)..........   2,770,000     2,876,000     4,049,000      902,000     1,016,000
                                ----------   -----------   -----------   ----------    ----------
                                 3,204,000     3,649,000     4,749,000    1,076,000     1,223,000
                                ----------   -----------   -----------   ----------    ----------
Operating income..............   1,864,000     1,950,000     4,512,000    1,187,000     1,504,000
Interest income (expense).....      55,000        59,000       (46,000)      (4,000)       (9,000)
                                ----------   -----------   -----------   ----------    ----------
Income before income taxes....   1,919,000     2,009,000     4,466,000    1,183,000     1,495,000
Provision for income taxes
  (Note 7)....................     718,000       803,000     1,775,000      467,000       593,000
                                ----------   -----------   -----------   ----------    ----------
       Net income (Note 9)....  $1,201,000   $ 1,206,000   $ 2,691,000   $  716,000    $  902,000
                                ==========   ===========   ===========   ==========    ==========
Less preferred stock dividends
  (Note 5)....................     180,000       180,000       180,000       45,000        45,000
                                ----------   -----------   -----------   ----------    ----------
       Income available to
          common
          stockholders........  $1,021,000   $ 1,026,000   $ 2,511,000   $  671,000    $  857,000
                                ==========   ===========   ===========   ==========    ==========
Earnings per share (Note 9):
  Basic.......................  $     0.46   $      0.54   $      1.33   $     0.36    $     0.46
                                ==========   ===========   ===========   ==========    ==========
  Diluted (Note 10)...........  $     0.19   $      0.20   $      0.45   $     0.12    $     0.15
                                ==========   ===========   ===========   ==========    ==========
Weighted average shares
  outstanding:
  Basic.......................   2,230,408     1,900,951     1,890,204    1,880,784     1,879,795
                                ==========   ===========   ===========   ==========    ==========
  Diluted (Note 10)...........   6,057,018     5,863,517     5,941,534    5,898,334     6,047,276
                                ==========   ===========   ===========   ==========    ==========
Pro forma earnings per share
  (Note 11):
  Basic.......................                             $      0.47                 $     0.16
                                                           ===========                 ==========
  Diluted.....................                             $      0.44                 $     0.14
                                                           ===========                 ==========
Pro forma weighted average
  shares outstanding (Note
  11):
  Basic.......................                               5,736,987                  5,726,578
                                                           ===========                 ==========
  Diluted.....................                               6,146,989                  6,252,731
                                                           ===========                 ==========


See Notes to Consolidated Financial Statements.

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                  PREFERRED STOCK        COMMON STOCK
                                 ------------------   ------------------   ADDITIONAL
                                  NUMBER               NUMBER               PAID-IN      RETAINED
                                 OF SHARES   AMOUNT   OF SHARES   AMOUNT    CAPITAL      EARNINGS
                                 ---------   ------   ---------   ------   ----------   ----------
Balance, December 31, 1995.....   18,000     $  --    2,307,408   $  --    $$2,011,000  $1,072,000
  Exercise of stock options....       --        --        4,080      --         1,000           --
  Common stock purchased for
     retirement................       --        --     (250,704)     --      (195,000)    (117,000)
  Net income...................       --        --           --      --            --    1,201,000
                                  ------     ------   ---------   ------   ----------   ----------
Balance, December 31, 1996.....   18,000        --    2,060,784      --     1,817,000    2,156,000
  Common stock purchased for
     retirement................       --        --     (180,000)     --        (1,000)    (223,000)
  Compensation expense related
     to stock options (Note
     9)........................       --        --           --      --         2,000           --
  Net income...................       --        --           --      --            --    1,206,000
                                  ------     ------   ---------   ------   ----------   ----------
Balance, December 31, 1997.....   18,000        --    1,880,784      --     1,818,000    3,139,000
  Exercise of stock options....       --        --       18,400      --        19,000           --
  Common stock purchased for
     retirement................       --        --      (24,000)     --      (111,000)          --
  Compensation expense related
     to stock options (Note
     9)........................       --        --           --      --       108,000           --
  Net income...................       --        --           --      --            --    2,691,000
                                  ------     ------   ---------   ------   ----------   ----------
Balance, December 31, 1998.....   18,000        --    1,875,184      --     1,834,000    5,830,000
  Exercise of stock options
     (unaudited)...............       --        --       41,960      --        25,000           --
  Compensation expense related
     to stock options
     (unaudited)...............       --        --           --      --        33,000           --
  Tax benefit relating to
     exercise of stock options
     (unaudited)...............       --        --           --      --        73,000           --
  Net income (unaudited).......       --        --           --      --            --      902,000
                                  ------     ------   ---------   ------   ----------   ----------
Balance, March 31, 1999
  (unaudited)..................   18,000     $  --    1,917,144   $  --    $1,965,000   $6,732,000
                                  ======     ======   =========   ======   ==========   ==========


See Notes to Consolidated Financial Statements.

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                THREE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,                  MARCH 31,
                                    --------------------------------------   -------------------------
                                       1996         1997          1998          1998          1999
                                    ----------   -----------   -----------   -----------   -----------
                                                                             (UNAUDITED)   (UNAUDITED)
Cash Flows from Operating
  Activities
  Net income......................  $1,201,000   $ 1,206,000   $ 2,691,000   $   716,000   $   902,000
  Depreciation and amortization...     328,000       315,000       395,000        99,000       134,000
  Deferred taxes..................     (42,000)      (17,000)      377,000            --            --
  Noncash compensation (Note 9)...          --         2,000       108,000            --        33,000
  Changes in operating assets and
     liabilities:
     Accounts receivable..........    (371,000)     (626,000)     (386,000)      (58,000)   (1,377,000)
     Income taxes receivable......          --            --      (420,000)           --       420,000
     Inventories..................    (279,000)     (513,000)      (53,000)      (77,000)      (70,000)
     Prepaid expenses.............     (18,000)      (63,000)       59,000       (52,000)      (23,000)
     Accounts payable and accrued
       liabilities................     328,000       148,000       366,000       289,000       518,000
     Income taxes payable.........     (29,000)      173,000      (218,000)       22,000       173,000
                                    ----------   -----------   -----------   -----------   -----------
       Net cash provided by
          operating activities....   1,118,000       625,000     2,919,000       939,000       710,000
                                    ----------   -----------   -----------   -----------   -----------
Cash Flows from Investing
  Activities
  Purchase of equipment and
     leasehold improvements.......    (270,000)   (1,231,000)   (2,202,000)   (1,470,000)     (440,000)
  Purchase of intangibles and
     other assets.................          --      (172,000)     (125,000)           --      (733,000)
                                    ----------   -----------   -----------   -----------   -----------
       Net cash (used in)
          investing activities....    (270,000)   (1,403,000)   (2,327,000)   (1,470,000)   (1,173,000)
                                    ----------   -----------   -----------   -----------   -----------
Cash Flows from Financing
  Activities
  Borrowings on line of credit....          --       883,000            --     1,266,000            --
  Payments on line of credit......          --      (150,000)     (733,000)     (200,000)           --
  Common stock purchased for
     retirement...................    (312,000)     (224,000)     (111,000)           --            --
  Common stock issued.............       1,000            --        19,000         5,000        25,000
  Long-term borrowings............          --            --     2,000,000            --            --
  Payments on long-term debt......          --            --      (106,000)           --       (52,000)
                                    ----------   -----------   -----------   -----------   -----------
       Net cash provided by (used
          in) financing
          activities..............    (311,000)      509,000     1,069,000     1,071,000       (27,000)
                                    ----------   -----------   -----------   -----------   -----------
       Net increase (decrease) in
          cash and cash
          equivalents.............     537,000      (269,000)    1,661,000       540,000      (490,000)
Cash and Cash Equivalents
  Beginning of period.............   1,247,000     1,784,000     1,515,000     1,515,000     3,176,000
                                    ----------   -----------   -----------   -----------   -----------
  End of period...................  $1,784,000   $ 1,515,000   $ 3,176,000   $ 2,055,000   $ 2,686,000
                                    ==========   ===========   ===========   ===========   ===========


See Notes to Consolidated Financial Statements.

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED


                      MARCH 31, 1998 AND 1999 IS UNAUDITED


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

     ANSYS Diagnostics, Inc. and its wholly owned subsidiary, ANSYS International, Inc., a foreign sales corporation (together, the "Company"), develops, manufactures and markets drug testing products and specialty laboratory and research products. The Company's drug testing products are used for pre-employment screening, random employee testing, government mandated testing, parole and probation monitoring and hospital-based testing. The Company's specialty laboratory and research products are used for sample preparation, including solid phase extraction and nucleic acid isolation. The Company's products are subject to approval and regulation by the Food and Drug Administration (FDA) and other state and foreign regulatory agencies.

Reorganization:


     In April 1999, the Company entered into a restructuring and reorganization arrangement. As a result of the restructuring and reorganization, the Company
(1) increased the number of authorized common shares to 30,000,000 shares, (2) increased the number of authorized preferred shares to 5,000,000 shares, (3) reduced the par value of the common and preferred stock to $.0001 per share and
(4) effected a 1.2-for-one stock split. This reorganization has been accounted for as if it occurred as of the beginning of the earliest period presented in these consolidated financial statements. In addition, the Company is in the process of reincorporating in Delaware.


A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES IS AS FOLLOWS:

Use of estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation:

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions are eliminated in consolidation.

Cash and cash equivalents:

     The Company classifies all highly liquid investments with original maturities of less than 90 days at the time of purchase as cash and cash equivalents.

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED


                      MARCH 31, 1998 AND 1999 IS UNAUDITED


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     The Company, periodically throughout the year, has amounts on deposit that exceed the insured limit.

Accounts receivable:

     Most of the Company's business activity is with distributors of medical products who are primarily located in the United States. The Company grants normal trade credit to creditworthy customers without requiring collateral or other security.

Inventories:

     Inventories are stated at the lower of average cost or market.


     Inventory quantities in excess of one year's usage, based upon the preceding twelve months' usage, are appropriately reserved in order to approximate their net realizable values. In addition, management reviews the remaining inventory for damaged goods, technologically obsolete goods and excess supply for potential reserves.


Equipment and leasehold improvements:

     Equipment and leasehold improvements are carried at cost. Depreciation and amortization are provided on a straight-line method over (1) five to ten years for manufacturing equipment, (2) five years for office equipment, and (3) the lesser of (a) the asset life, (b) ten years, or (c) the remaining term of the facility lease for leasehold improvements. Amortization of leasehold improvements is included in depreciation expense.

Intangibles and other assets:


     Intangibles and other assets consist primarily of a licensing agreement and an investment in an unrelated company. The licensing agreement is being amortized on a straight-line basis over its estimated useful life of five years. The investment in an unrelated company consists of preferred stock which represents less than five percent of that company's outstanding ownership and is accounted for at its historical cost of $125,000. This investment also includes, as of March 31, 1999, a $300,000 convertible note receivable from this same company. This note bears interest at 9% and is due with all accrued interest on July 31, 2000 and is carried at its historical cost.


Revenue recognition:

     The Company recognizes revenue when goods are shipped to the customer.

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED


                      MARCH 31, 1998 AND 1999 IS UNAUDITED


NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Research and development:

     The Company expenses research and development costs as they are incurred. The Company incurs research and development costs in developing new products.

Income taxes:

     Deferred taxes are provided on a liability method whereby deferred tax assets and liabilities are recognized for deductible temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stock-based compensation:


     The Company accounts for stock-based employee compensation under the requirements of Accounting Principles Board (APB) Opinion No. 25, which does not require compensation to be recorded if the consideration to be received is at least equal to fair value at the measurement date. Nonemployee stock-based transactions are accounted for under the requirements of the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standard
(SFAS) No. 123, Accounting for Stock Based Compensation, which requires compensation to be recorded based on the fair value of the securities issued or the services received, whichever is more reliably measurable. The Company's compensation committee determines the exercise price based upon their estimation of the fair value of the common stock at the date of grant. The Company estimates market value at the measurement date by utilizing a combination of the discounted cash flows method, comparison to comparable publicly traded companies and book value. In addition, the Company periodically uses an outside valuation specialist to validate its estimation of fair value.


Earnings per share:

     Basic earnings per share is computed as net income available to common stockholders divided by the weighted average number of common shares outstanding for the period.

     Diluted earnings per share is computed as net income available to common stockholders plus dividends on Series B convertible preferred stock divided by the weighted average number of common shares outstanding for the period plus potential dilutive common shares issuable through convertible preferred stock and stock options.

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED


                      MARCH 31, 1998 AND 1999 IS UNAUDITED


NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Fair value of financial instruments:

     The Company's financial instruments consist primarily of cash, the bank line of credit and long term debt. The carrying value of these instruments is considered to be representative of their fair value.

Determining impairment on long-term assets:

     In accordance with FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

Segment information:

     In accordance with FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has determined the products are all classified as in vitro diagnostic products that are produced using similar methods and are regulated by the FDA. In addition, the Company has analyzed the type and class of customers, and the product distribution methods, and has determined that the Company has one reportable segment.


Unaudited interim financial information



     The interim financial information presented herein as of and for the three months ended March 31, 1998 and 1999 reflects all adjustments which are, in the opinion of management, necessary for a fair presentation for the periods presented. Such adjustments are of a normal and recurring nature. The interim financial information is not intended to be a complete presentation in accordance with generally accepted accounting principles. The March 31, 1999 interim financial statements are not necessarily indicative of the results in the entire fiscal year ending December 31, 1999, or any subsequent period.

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED


                      MARCH 31, 1998 AND 1999 IS UNAUDITED


NOTE 2.  INVENTORIES


     Inventories consisted of the following at December 31, 1997 and 1998 and at March 31, 1999:



                                               DECEMBER 31,            MARCH 31,
                                        --------------------------    -----------
                                           1997           1998           1999
                                        -----------    -----------    -----------
Raw materials.........................  $   633,000    $   754,000    $   801,000
Work in process.......................      363,000        433,000        509,000
Finished goods........................      532,000        394,000        342,000
                                        -----------    -----------    -----------
                                        $ 1,528,000    $ 1,581,000    $ 1,652,000
                                        ===========    ===========    ===========


NOTE 3.  EQUIPMENT AND LEASEHOLD IMPROVEMENTS


     Equipment and leasehold improvements consisted of the following at December 31, 1997 and 1998 and March 31, 1999:



                                               DECEMBER 31,
                                        --------------------------     MARCH 31,
                                           1997           1998           1999
                                        -----------    -----------    -----------
Manufacturing equipment...............  $   989,000    $ 1,045,000    $ 1,573,000
Office equipment......................      985,000      1,134,000      1,297,000
Leasehold improvements................    1,302,000      2,181,000      2,339,000
                                        -----------    -----------    -----------
                                          3,276,000      4,360,000      5,209,000
Depreciation and amortization.........   (2,796,000)    (1,850,000)    (1,972,000)
                                        -----------    -----------    -----------
                                            480,000      2,510,000      3,237,000
Construction in progress..............    1,087,000      1,689,000        987,000
                                        -----------    -----------    -----------
                                        $ 1,567,000    $ 4,199,000    $ 4,224,000
                                        ===========    ===========    ===========



     Depreciation and amortization expense on equipment and leasehold improvements for the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1999 was $328,000, $303,000, $370,000 and $124,000,
respectively.


NOTE 4.  BANK LINE OF CREDIT AND LONG-TERM DEBT

Bank line of credit:


     The Company has a revolving credit agreement with a bank to provide for short-term financing. Under the terms of this agreement, the Company may borrow up to $1,000,000. Borrowings under this line are restricted to a certain percentage of accounts receivable and inventories and bear interest at the lender's prime rate plus 0.125% (totaling 7.875% as of December 31, 1998). There were no borrowings under this line of credit agreement at December 31, 1998 or March 31, 1999. Borrowings under the agreement at December 31, 1997 totaled $733,000. The agreement is secured by the Company's accounts receivable, inventories, equipment and intangibles. It also contains certain financial covenants, restricts the payment of dividends and redemption of stock, and expires in May 1999. The

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED


                      MARCH 31, 1998 AND 1999 IS UNAUDITED


NOTE 4.  BANK LINE OF CREDIT AND LONG-TERM DEBT (CONTINUED)

Company was in violation of the negative covenant relating to stock redemptions. However, this violation has been waived by the bank. As of December 31, 1998, the Company had approximately $1,000,000 in availability under this credit facility.


Long-term debt:

     At December 31, 1998, the Company has an 8.42% term loan that is secured by inventory, equipment and intangibles and is due in monthly installments of $32,000 through June 2005. Aggregate future annual maturities on this debt as of December 31, 1998 are as follows: 1999 $224,000; 2000 $245,000; 2001 $266,000;
2002 $290,000; 2003 $316,000; 2004 $345,000; and 2005 $208,000 (total
$1,894,000).

NOTE 5.  CAPITAL STOCK

     The following summarizes the capitalization of the Company as of December 31, 1998:

                                                   ISSUED AND                ADDITIONAL
                                      AUTHORIZED   OUTSTANDING                PAID-IN
           CAPITAL STOCK                SHARES       SHARES      PAR VALUE    CAPITAL
           -------------              ----------   -----------   ---------   ----------
Preferred Series A..................       4,000        4,000     $.0001     $  400,000
Preferred Series B..................      14,000       14,000      .0001      1,400,000
Preferred, undesignated.............   4,982,000           --         --             --
Common..............................  30,000,000    1,875,184      .0001         34,000
                                                                             ----------
                                                                             $1,834,000
                                                                             ==========

     Preferred dividends on the Series A and B preferred stock are cumulative at a rate of $10 per annum and are payable, if declared, on a quarterly basis. No dividends shall be paid to common stockholders until the preferred stockholders have received all unpaid accumulated dividends. The Company has not declared any preferred stock dividends. Such accumulated dividends totaled $1,800,000 ($100 per share) at December 31, 1998 and $1,620,000 ($90 per share) at December 31, 1997.

     In the event of liquidation, the holders of the Series A and Series B preferred stock are entitled to receive an amount per share equal to $100 (carrying value is also $100 per share) plus any unpaid accumulated dividends, prior to any distribution of the assets of the Company to the common stockholders.

     Series A Redeemable Preferred Stock -- Upon consent of the holders of the majority of common shares, the Company may redeem the outstanding shares of Series A redeemable preferred stock at a per share price of $100 plus all unpaid accumulated dividends.

     Series B Convertible Preferred Stock -- Each share of Series B convertible preferred stock is convertible, at the option of the holder, into a number of common shares

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED


                      MARCH 31, 1998 AND 1999 IS UNAUDITED


NOTE 5.  CAPITAL STOCK (CONTINUED)
determined by dividing $100 by the conversion price as defined. The conversion price at December 31, 1998 is $0.384475 per common share. Each share of Series B convertible preferred stock shall automatically be converted into common shares, at the then effective conversion price, in the event of a public offering. Series B convertible preferred stock carries full voting rights and powers, with the exception of voting on the redemption of Series A redeemable preferred stock. Each holder of Series B convertible preferred stock is entitled to 164.7 votes per share held. The Company has reserved 3,641,328 shares of common stock for issuance upon conversion of Series B preferred stock.

     The Company is prohibited from repurchasing any common stock (other than the shares originally issued to employees of the Company, of which 1,262,904 shares are outstanding as of December 31, 1998, which the Company has the right to repurchase at the original issuance price or the fair market value, under certain circumstances) prior to redeeming all the Series A preferred stock and paying all accumulated dividends. Holders of the Series A preferred stock have no voting rights or powers except in certain circumstances as defined in the Company's articles of incorporation.

     Preferred stock, undesignated -- The Board of Directors has the authority, without action by the stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each such series.

NOTE 6.  OPERATING LEASE

     The Company leases its facilities under the terms of an operating lease agreement that expires in December 2007. The agreement calls for initial monthly lease payments of approximately $48,000 plus the payment of insurance, property tax and normal maintenance. The Company has the option to purchase these facilities for $5,578,000 in February 2000.

     The approximate future minimum annual lease payments as of December 31, 1998 are as follows: 1999 $575,000; 2000 $605,000; 2001 $634,000; 2002 $634,000;
2003 $699,000; thereafter $2,976,000 (total $6,123,000).


     Rent expense for the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1999 was $557,000, $580,000, $697,000 and $167,000,
respectively.

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED


                      MARCH 31, 1998 AND 1999 IS UNAUDITED


NOTE 7.  INCOME TAXES

     The income tax provision for the years ended December 31, 1996, 1997 and 1998 consists of the following:

                                                1996        1997         1998
                                              --------    --------    ----------
Federal
  Current.................................    $590,000    $623,000    $1,820,000
  Deferred................................     (37,000)    (13,000)     (315,000)
                                              --------    --------    ----------
                                               553,000     610,000     1,505,000
                                              --------    --------    ----------
State
  Current.................................     170,000     197,000       332,000
  Deferred................................      (5,000)     (4,000)      (62,000)
                                              --------    --------    ----------
                                               165,000     193,000       270,000
                                              --------    --------    ----------
     Total income tax provision...........    $718,000    $803,000    $1,775,000
                                              ========    ========    ==========

     A reconciliation of income tax expense recorded to the amount of income tax expense that would result from applying the federal statutory rate to income before income taxes for the years ended December 31, 1996, 1997 and 1998 is as follows:

                                                    1996    1997    1998
                                                    ----    ----    ----
Statutory federal income tax rate.................   35%     35%     35%
State taxes, net of federal benefit...............    6       6       6
Foreign sales corporation benefit.................   (1)     (1)     (1)
Benefit of income taxed at lower rates............   (1)     (1)     (1)
Other.............................................   (2)      1       1
                                                     --      --      --
     Effective tax rate...........................   37%     40%     40%
                                                     ==      ==      ==


     The major components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1998 are as follows:


                                                    1997        1998
                                                  --------    ---------
Deferred tax assets
  Equipment and leasehold improvements..........  $228,000    $      --
  State taxes...................................    65,000       63,000
  Inventories...................................    19,000       58,000
  Accounts receivable reserves..................     8,000        8,000
  Other.........................................    (3,000)      (9,000)
                                                  --------    ---------
     Total deferred tax assets..................  $317,000    $ 120,000
                                                  ========    =========
Deferred tax liabilities
  Equipment and leasehold improvements..........  $     --    $(180,000)
                                                  ========    =========

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED


                      MARCH 31, 1998 AND 1999 IS UNAUDITED


NOTE 7.  INCOME TAXES (CONTINUED)

     The deferred tax amounts mentioned above have been classified on the accompanying balance sheets as of December 31, 1997 and 1998 as follows:


                                                    1997        1998
                                                  --------    ---------
Current assets..................................  $ 89,000    $ 120,000
Noncurrent assets...............................   228,000           --
Noncurrent liabilities..........................        --     (180,000)

NOTE 8.  FOREIGN SALES, MAJOR CUSTOMERS AND DEPENDENCE ON SUPPLIERS

Foreign sales:


     Net sales for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1999 included sales to customers located outside the United States. The sales to foreign customers are primarily denominated in U.S. dollars, and the Company has not experienced any significant foreign currency gains or losses.



     Net foreign sales for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1999 by country are as follows:



                                                                 THREE MONTHS
                              YEARS ENDED DECEMBER 31,              ENDED
                       --------------------------------------     MARCH 31,
                          1996          1997          1998           1999
                       ----------    ----------    ----------    ------------
Australia............  $  227,000    $  349,000    $  323,000      $ 82,000
Canada...............     169,000       158,000       147,000        28,000
China................     173,000       107,000       108,000        19,000
Denmark..............      65,000        59,000        78,000        27,000
England..............     165,000       150,000       217,000        64,000
Germany..............     166,000       235,000       210,000        75,000
Other................     290,000       203,000       144,000        38,000
                       ----------    ----------    ----------      --------
                       $1,255,000    $1,261,000    $1,227,000      $333,000
                       ==========    ==========    ==========      ========


Major customers:


     Net sales for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1999 include sales to the following customers:



                                                                  THREE MONTHS
                              YEARS ENDED DECEMBER 31,               ENDED
                       ---------------------------------------     MARCH 31,
                          1996          1997          1998            1999
                       ----------    ----------    -----------    ------------
Customer A...........  $1,387,000    $4,503,000    $12,276,000     $3,811,000
Customer B...........   1,560,000             *              *              *
Customer C...........   1,296,000             *              *              *

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED


                      MARCH 31, 1998 AND 1999 IS UNAUDITED


NOTE 8.  FOREIGN SALES, MAJOR CUSTOMERS AND DEPENDENCE ON SUPPLIERS (CONTINUED)

     Accounts receivable balance due from these customers as of December 31, 1996, 1997 and 1998 and as of March 31, 1999 is as follows:



                                    DECEMBER 31,
                       ---------------------------------------     MARCH 31,
                          1996          1997          1998            1999
                       ----------    ----------    -----------    ------------
Customer A...........  $  224,000    $1,169,000    $   889,000     $2,285,000
Customer B...........          --             *              *              *
Customer C...........       6,000             *              *              *


-------------------------

* Net sales to this customer are less than 10% of the total net sales for the years ended December 31, 1997 and 1998 and for the three months ended March 31, 1999.


Dependence on Roche Diagnostic Systems, Inc.:


     The Company is highly dependent on its arrangement with Roche Diagnostic Systems, Inc. ("Roche") (Customer A above) for the distribution and marketing of three of its principal products, which accounted for 17%, 42%, 65% and 69% of the Company's net sales during the years ended December 31, 1996, 1997, and 1998 and the three months ended March 31, 1999, respectively. Two of these three products were jointly developed by the Company in collaboration with Roche. The Company's agreements with Roche, which expire in 2002 and 2003 by their terms, provide that the Company has exclusive manufacturing rights to the products. These agreements do not require Roche to purchase any minimum amounts of product, and the Company does not have the ability to sell or market these products directly. Roche holds all intellectual property and other ownership rights to these products, and has no obligation to renew or extend the Company's manufacturing rights upon expiration of the Company's agreements with Roche.


Dependence on suppliers:

     The Company currently relies on several third party suppliers for the manufacture of certain key components used in its products. In particular, the Company receives all of its requirements for the nitrocellulose membranes used in the TesTcup and TesTstik products from a single approved supplier. Under the Roche agreements, Roche provides all of the Company's requirements for certain liquid reagents in the TesTcup and TesTstik products. Such components are custom made biomaterials manufactured specifically for the Company's products. The Company does not have any long-term supply agreements with either of these suppliers or an alternate approved supplier for these components. In addition, the Company also has additional single source suppliers for other components used in the manufacture of certain products.

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1998 AND 1999 IS UNAUDITED


NOTE 9.  STOCK OPTION PLANS AND EMPLOYEE STOCK PURCHASE PLAN



     During 1998 the Company adopted the 1997 Stock Option Plan (the "1997 Plan"). At December 31, 1998, the Company has reserved 1,329,780 shares of common stock for issuance under the 1997 Stock Incentive Plan, the Stock Option Plan for Employees of ANSYS, Inc. (1990) (the "1990 Plan") and certain officer and employee nonqualified stock options. The options vest immediately or over a three- to five-year period.



     The 1997 Plan is divided into two separate components; the Option Grant Program and the Stock Issuance Program. Under the Option Grant Program, eligible individuals (including officers, non-employee board members and consultants) may be granted options to purchase shares of common stock at an exercise price not less than 100% of their fair market value on the grant date as determined by the plan administrator. Under the Stock Issuance Program, these individuals may be issued shares of common stock directly. The individual may purchase the shares, at a price not less than 100% of their fair market value as determined by the plan administrator at the time of issuance; however, the purchase price per share issued to a 10% stockholder may not be less than 110% of the fair market value of the underlying common stock. Shares may also be granted as a bonus tied to the performance of services. A total of 1,088,800 shares of common stock have been authorized for issuance under the 1997 Plan, as amended. At December 31, 1998, there were 388,800 remaining options available for grant under the 1997 Plan prior to the plan's amendment, which on March 31, 1999 increased the number of authorized options to purchase shares by an additional 488,800.


     The 1990 Plan was adopted during 1990 and a total of 780,000 shares of common stock have been authorized for issuance under the 1990 Plan. Options granted under the 1990 Plan are made at the discretion of the plan administrator. Option grants have a maximum term of ten years, subject to earlier termination if the optionee's service with the Company is discontinued. Options granted under the 1990 Plan vested over three to five years. At December 31, 1998, there were no remaining options available under the 1990 Plan.

     In addition, during 1996, the Company granted options to purchase 90,000 shares of common stock to an officer that are nonqualified stock options and were not granted pursuant to the 1990 Plan or the 1997 Plan. These options vest over three years.

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED


                      MARCH 31, 1998 AND 1999 IS UNAUDITED



NOTE 9.  STOCK OPTION PLANS AND EMPLOYEE STOCK PURCHASE PLAN (CONTINUED)


     A summary of the status of the 1990 Plan, the 1997 Plan and certain officer and employee nonqualified stock options and changes for the years ended December 31, 1996, 1997 and 1998 and for the three months ended March 31, 1999 is as follows:



                                              YEARS ENDED DECEMBER 31,                          THREE MONTHS
                          ----------------------------------------------------------------          ENDED
                                 1996                  1997                   1998             MARCH 31, 1999
                          -------------------   -------------------   --------------------   -------------------
                                    WEIGHTED              WEIGHTED               WEIGHTED              WEIGHTED
                                     AVERAGE               AVERAGE               AVERAGE                AVERAGE
                                    EXERCISE              EXERCISE               EXERCISE              EXERCISE
     FIXED OPTIONS        SHARES      PRICE     SHARES      PRICE     SHARES      PRICE      SHARES      PRICE
     -------------        -------   --------    -------   --------    -------    --------    -------   --------
Outstanding at beginning
  of period.............  483,180     $0.43     723,780     $0.64     777,780     $0.74      940,980     $1.45
  Granted...............  244,800      1.05      54,000      2.13     211,200      3.97       60,000      4.97
  Exercised.............   (4,080)     0.29          --        --     (18,400)     1.05      (41,960)     0.60
  Forfeited.............     (120)     0.29          --        --     (29,600)     1.05       (2,400)     4.97
                          -------     -----     -------     -----     -------     -----      -------     -----
Outstanding at end of
  period................  723,780     $0.64     777,780     $0.74     940,980     $1.45      956,620     $1.70
                          =======     =====     =======     =====     =======     =====      =======     =====
Exercisable at end of
  period................  332,969     $0.38     486,186     $0.51     688,920     $0.94      665,375     $1.02
                          =======     =====     =======     =====     =======     =====      =======     =====
Remaining options
  available under the
  Plans.................   75,744                21,744               388,800                820,000
                          =======               =======               =======                =======
Weighted average minimum
  value per option
  granted during the
  period:
    At market price.....  244,800     $0.68          --     $  --          --     $  --           --     $  --
                          =======     =====     =======     =====     =======     =====      =======     =====
    Below market
      price.............       --     $  --      54,000     $1.29     211,200     $2.22       60,000     $4.97
                          =======     =====     =======     =====     =======     =====      =======     =====

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED


                      MARCH 31, 1998 AND 1999 IS UNAUDITED



NOTE 9.  STOCK OPTION PLANS AND EMPLOYEE STOCK PURCHASE PLAN (CONTINUED)

     A further summary of options outstanding at December 31, 1998, is as follows:

                             WEIGHTED AVERAGE
  EXERCISE       NUMBER         REMAINING         OPTIONS
   PRICE       OUTSTANDING   CONTRACTUAL LIFE   EXERCISABLE
  --------     -----------   ----------------   -----------
   $0.29         318,780        3.32 years        318,780
    0.52          40,200        2.10 years         40,200
    0.75         120,000        6.50 years        120,000
    1.04          36,000        7.20 years         17,600
    1.07         160,800        7.91 years        107,202
    2.13          54,000        8.96 years         18,003
    3.83         175,200        9.32 years         49,135
    4.64          36,000        9.83 years         18,000
                 -------                          -------
                 940,980                          688,920
                 =======                          =======

     The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations to account for the stock options issued to employees and directors. Had compensation cost for the stock option plans been determined based on the fair value at the date consistent with the method of FASB Statement No. 123, Accounting for Stock-Based Compensation, the Company's net income would have been the pro forma amounts indicated below:

                                      1996          1997          1998
                                   ----------    ----------    ----------
Net income:
  As reported....................  $1,201,000    $1,206,000    $2,691,000
  Pro forma......................   1,178,000     1,153,000     2,451,000
Basic earnings per share:
  As reported....................        0.46          0.54          1.33
  Pro forma......................        0.45          0.51          1.20
Diluted earnings per share:
  As reported....................        0.19          0.20          0.45
  Pro forma......................        0.19          0.19          0.41

     The minimum value of options granted under the Company's Stock Option Plan was estimated on the date of grant with the following assumptions: no dividend yield, risk-free interest 6.4% to 6.5% in 1996, 6.6% in 1997 and 6.3% 1998, and expected lives of ten years. The effects of applying SFAS No. 123 are not indicative of future amounts since, among other reasons, the requirements of the Statement have been applied only to options granted after December 1994.

     The 54,000 stock options granted by the Company in 1997 and the 211,200 stock options granted by the Company in 1998 were granted at an exercise price that was less than the fair value of common stock per share. The Company recorded related compensation expense during the years ended December 31, 1997 and 1998 of $2,000 and

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED
                      MARCH 31, 1998 AND 1999 IS UNAUDITED

NOTE 9.  STOCK OPTION PLANS AND EMPLOYEE STOCK PURCHASE PLAN (CONTINUED)

$108,000, respectively, based on an estimated fair value per share of $2.98 for 54,000 shares, $4.74 for 175,200 shares and $7.38 for 36,000 shares. In addition, the Company recorded compensation expense of $33,000 for the three months ended March 31, 1999 reflecting the compensation attributable to the 1997 and 1998 grants and the additional options to acquire 60,000 shares issued during the three months ended March 31, 1999 with an estimated fair value per share of $10.00.



     On March 31, 1999, the Company adopted an Employee Stock Purchase Plan covering substantially all full-time employees and has reserved 180,000 shares of its common stock for issuance under this plan. This plan will become effective immediately upon the execution of the underwriting agreement related to this offering.


NOTE 10.  DILUTED EARNINGS PER SHARE

     Diluted earnings per share is computed as follows:


                                                                      THREE MONTHS ENDED
                                   YEARS ENDED DECEMBER 31,                MARCH 31,
                             ------------------------------------   -----------------------
                                1996         1997         1998         1998         1999
                             ----------   ----------   ----------   ----------   ----------
Income available to common
  stockholders.............  $1,021,000   $1,026,000   $2,511,000   $  671,000   $  857,000
Plus impact of assumed
  conversion of Series B
  preferred stock..........     140,000      140,000      140,000       35,000       35,000
                             ----------   ----------   ----------   ----------   ----------
Income available to common
  stockholders plus assumed
  conversion...............  $1,161,000   $1,166,000   $2,651,000   $  706,000   $  892,000
                             ==========   ==========   ==========   ==========   ==========
Weighted average shares
  outstanding..............   2,230,408    1,900,951    1,890,204    1,880,784    1,879,795
Plus incremental shares
  from Series B preferred
  stock conversion.........   3,641,328    3,641,328    3,641,328    3,641,328    3,641,328
Stock options..............     185,282      321,238      410,002      376,222      526,153
                             ----------   ----------   ----------   ----------   ----------
Diluted weighted average
  shares outstanding.......   6,057,018    5,863,517    5,941,534    5,898,334    6,047,276
                             ==========   ==========   ==========   ==========   ==========


NOTE 11.  PRO FORMA INFORMATION

     The Company plans to redeem the Series A preferred stock, convert the Series B preferred stock into common stock and pay the cumulative dividends on the preferred stock in connection with a planned public stock offering. The objective of the pro forma financial information included in these financial statements is to show what the significant effects might have been on the historical stockholders' equity and earnings per share.

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED


                      MARCH 31, 1998 AND 1999 IS UNAUDITED


NOTE 11.  PRO FORMA INFORMATION (CONTINUED)

Pro forma balance sheet at March 31, 1999:



     The following pro forma balance sheet adjustments have been made assuming the following transactions occurred as of March 31, 1999:


     - Series A preferred stock has been redeemed for $400,000 in cash.

     - Series B preferred stock has been converted into 3,641,328 shares of common stock.

     - An estimated $1,860,000 in cumulative dividends on the Series A and B preferred stock is paid in cash.

Pro forma earnings per share:

     Pro forma basic earnings per share is computed as net income divided by the pro forma weighted average number of common shares outstanding for the period. Pro forma common shares outstanding for all periods presented in the computation of pro forma basic earnings per share include (1) the number of shares of common stock that the Series B preferred stock will be converted into upon the completion of the initial public offering and (2) the number of equivalent common shares to be issued in the initial public offering necessary to redeem the Series A preferred stock and pay the cumulative dividends on the Series A and B preferred stock through the estimated effective date of the initial public offering at the assumed public offering price per share.

                     ANSYS DIAGNOSTICS, INC. AND SUBSIDIARY

               INFORMATION WITH RESPECT TO THE THREE MONTHS ENDED


                      MARCH 31, 1998 AND 1999 IS UNAUDITED


NOTE 11.  PRO FORMA INFORMATION (CONTINUED)

     Pro forma diluted earnings per share is computed as net income divided by the pro forma weighted average number of common shares outstanding for the period as computed above plus dilutive potential common shares that could occur from common shares issuable through stock options. Pro forma basic and diluted shares for the year ended December 31, 1998 and for the three months ended March 31, 1999 are computed as follows:



                                                                      THREE MONTHS
                                                       YEAR ENDED        ENDED
                                                      DECEMBER 31,     MARCH 31,
                                                          1998            1999
                                                      ------------    ------------
Basic:
  Weighted average shares outstanding...............   1,890,204       1,879,795
  Pro forma conversion of Series B preferred
     stock..........................................   3,641,328       3,641,328
  Pro forma common shares to be issued necessary to:
     Redeem Series A preferred stock................      36,364          36,364
     Pay cumulative dividends on preferred stock....     169,091         169,091
                                                       ---------       ---------
  Pro forma weighted average shares outstanding.....   5,736,987       5,726,578
                                                       =========       =========
Diluted:
  Pro forma weighted average shares outstanding.....   5,736,987       5,726,578
  Stock options.....................................     410,002         526,153
                                                       ---------       ---------
  Pro forma diluted weighted average shares
     outstanding....................................   6,146,989       6,252,731
                                                       =========       =========


NOTE 12.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


                                                                  THREE MONTHS ENDED
                                   YEARS ENDED DECEMBER 31,            MARCH 31,
                               --------------------------------   -------------------
                                 1996       1997        1998        1998       1999
                               --------   --------   ----------   --------   --------
Cash paid for:
  Interest...................  $     --   $ 16,000   $  148,000   $ 25,000   $ 42,000
                               ========   ========   ==========   ========   ========
  Income taxes...............  $618,000   $646,000   $2,002,000   $446,000   $     --
                               ========   ========   ==========   ========   ========
Supplemental disclosures of
  non-cash investing and
  financing activities:
  Accounts payable incurred
     for purchase of
     equipment and leasehold
     improvements............  $     --   $     --   $  452,000   $     --   $165,000
                               ========   ========   ==========   ========   ========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS DATED             , 1999

                                   ANSYS LOGO

                                2,500,000 SHARES

                                  COMMON STOCK

Vector Securities International, Inc.                   Sutro & Co. Incorporated

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                              --------------------


                                              PAGE
                                              ----
Prospectus Summary...........................   3
Risk Factors.................................   5
Forward-Looking Statements...................  15
Use of Proceeds..............................  16
Dividend Policy..............................  16
Capitalization...............................  17
Dilution.....................................  18
Selected Consolidated Financial Data.........  19
Management's Discussion and Analysis of
  Financial Condition and Results
  of Operations..............................  21
Business.....................................  30
Management...................................  51
Principal Stockholders.......................  61
Description of Capital Stock.................  62
Shares Eligible for Future Sale..............  65
Underwriting.................................  67
Legal Matters................................  69
Experts......................................  69
Additional Information.......................  69
Index to Consolidated Financial Statements... F-1


WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO PROVIDE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN JURISDICTIONS WHERE IT IS UNLAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS.
                              -------------------

UNTIL             , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission and NASD registration fees. All of the expenses below will be paid by ANSYS.


                            ITEM
                            ----
Registration fee............................................  $  9,591
NASD filing fee.............................................     3,950
Nasdaq National Market listing fee..........................    70,000
Blue sky fees and expenses..................................    10,000
Printing and engraving expenses.............................   225,000
Legal fees and expenses.....................................   300,000
Accounting fees and expenses................................   200,000
Transfer Agent and Registrar fees...........................    30,000
Miscellaneous...............................................    51,459
                                                              --------
          Total.............................................  $900,000
                                                              ========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Section 145 of the Delaware General Corporation Law, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law and require us to advance litigation expenses upon our receipt of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. Our bylaws further provide that rights conferred under such bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to ANSYS and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemption's that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     In addition, our certificate of incorporation (Exhibit 3.1 to this registration statement) provides that we shall indemnify our directors and officers if such persons acted: (1) in good faith; (2) in a manner reasonably believed to be in or not opposed to our best interests; and (3) with respect to any criminal action or proceeding, with reasonable cause to believe such conduct was lawful. The certificate of incorporation also provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to our company and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to ANSYS for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemption's that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The certificate of incorporation further provides that we are authorized to indemnify our directors and officers to the fullest extent permitted by law through the bylaws, agreement, vote of stockholders or disinterested directors, or otherwise. We intend to obtain directors' and officers' liability insurance in connection with this offering.

     In addition, we have has entered or, concurrently with this offering, will enter, into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements will, among other things, indemnify our directors and certain of our officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of ANSYS or as a director or officer of any subsidiary of ANSYS, or as a director or officer of any other company or enterprise that the person provides services to at the request of ANSYS.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of ANSYS and its officers and directors, and by ANSYS of the underwriters, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following is a summary of transactions by ANSYS since January 1, 1996 involving sales of our securities that were not registered under the Securities Act of 1933, as amended.


     Since January 1, 1996, the Registrant has issued stock options under its 1990 Plan and 1997 Plan to certain eligible officers, directors and employees to purchase an aggregate of 480,000 shares of common stock. In addition, on December 12, 1996 the Registrant issued options to purchase 90,000 shares of common stock to Stephen K. Schultheis, then its President and Chief Executive Officer, which options were not granted pursuant to any plan.


     None of the optionees paid any cash consideration for such options. Such options did not involve a "sale" of securities; and, accordingly, registration was not required. The following table sets forth the grant date, number of options, current exercise price and class of optionees for all of such options.

            GRANT DATE               NO. OF OPTIONS   EXERCISE PRICE   CLASS OF OPTIONEES
            ----------               --------------   --------------   ------------------
01/01/96 to 05/31/96                     72,000           $1.04          Employee
03/01/96 to 12/31/96                     82,800           $1.07          Employee
12/12/96                                 90,000           $1.07          Officer
12/18/97                                 54,000           $2.13          Employee
04/08/98                                108,000           $3.83          Employee
07/01/98                                 67,200           $3.83          Officer
10/16/98                                 18,000           $4.64          Director
11/16/98                                 18,000           $4.64          Director
01/22/99                                 60,000           $4.97          Employee


     In March 1999, the Registrant issued 41,960 shares of its common stock to four employees upon exercise of their vested stock options. In April 1998, the Registrant also issued 18,400 shares of its common stock to a former employee upon exercise of his vested stock options. In addition, in April 1996 the Registrant issued 4,080 shares to another former employee upon exercise of his vested stock options.


     The sale and issuance of securities in the above transactions were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) or Rule 701 thereof, or Regulation D, as transactions by an issuer not involving a public offering. Appropriate legends are affixed to the stock certificates issued in such transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about the Company or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following Exhibits are attached hereto and incorporated herein by reference.


      1.1    Form of Underwriting Agreement
      3.1    Certificate of Incorporation of ANSYS to be filed with the
             Delaware Secretary of State in May 1999
      3.2    Bylaws of ANSYS
      4.1    Specimen certificate representing shares of common stock of the Company
      5.1*   Form of Opinion of Brobeck Phleger & Harrison LLP
     10.1    Form of Indemnification Agreement
     10.2*   Stock Option Plan for Employees of ANSYS, together with form of Stock Option Agreement (and related Notice of Grant of
             Option), Stock Purchase Agreement and Stock Issuance
             Agreement
     10.3*   1997 Stock Incentive Plan, together with form of Stock
             Option Agreement (and related Notice of Grant of Option),
             Stock Purchase Agreement and Stock Issuance Agreement
     10.4+*  Commercial Agreement dated as of April 1, 1993 by and between Roche Diagnostic Systems, Inc. and ANSYS
     10.5*   Amendment to Commercial Agreement between Roche Diagnostic
             Systems, Inc. and ANSYS dated May 1, 1998
     10.6+*  Development and Manufacturing Agreement dated as of
             September 1, 1996 by and between Roche Diagnostic Systems,
             Inc. and ANSYS
     10.7+*  First Amendment to Development and Manufacturing Agreement
             between Roche Diagnostic Systems, Inc. and ANSYS dated as of
             September 25, 1998
     10.8*   Standard Industrial Commercial Single-Tenant Lease -- Net
             dated November 1, 1996 between Makena Properties and ANSYS
     10.9*   Form of International Distributorship Agreement for ANSYS
    10.10*   Form of Distributorship Agreement for ANSYS
    10.11*   Registration Rights Agreement dated December 12, 1988
             between ANSYS and certain stockholders of ANSYS
    10.12*   Management Subscription Agreement dated December 12, 1988
             between ANSYS and certain stockholders of ANSYS
    10.13*   $2,000,000 Promissory Note Change in Terms Agreement dated
             June 1, 1998 between ANSYS and Southern California Bank
    10.14*   $1,000,000 Promissory Note Change in Terms Agreement dated
             May 28, 1998 between ANSYS and Southern California Bank
    10.15 +  Letter Agreement dated September 24, 1998 by and between
             ANSYS and Molecular Innovations, Inc.
    10.16    $300,000 Convertible Note dated February 5, 1999 between
             ANSYS and Molecular Innovations, Inc.
    10.17 +  Convertible Note Purchase Agreement dated February 5, 1999 between ANSYS and Molecular Innovations, Inc.
    10.18    ANSYS 1999 Employee Stock Purchase Plan
     21.1*   List of Subsidiaries
     23.1    Consent of McGladrey & Pullen, LLP, Independent Auditors
     23.2*   Consent of Brobeck Phleger & Harrison LLP (contained in
             Exhibit 5.1)
     24.1*   Power of Attorney
     27.1    Financial Data Schedule


-------------------------
 * Previously filed.

** To be filed by amendment.

 + Confidential treatment is being sought with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

(b) FINANCIAL STATEMENT SCHEDULES

     Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of California, on the 23rd day of April, 1999.


                                          ANSYS DIAGNOSTICS, INC.

                                          By:   /s/ STEPHEN K. SCHULTHEIS
                                             -----------------------------------
                                                   Stephen K. Schultheis,
                                              Chairman of the Board, President
                                                             and
                                                   Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:


                SIGNATURE                               TITLE                    DATE
                ---------                               -----                    ----
        /s/ STEPHEN K. SCHULTHEIS           Chairman of the Board,          April 23, 1999
------------------------------------------  President and Chief Executive
          Stephen K. Schultheis             Officer (principal executive
                                            officer)

           /s/ SUZANNE M. DAVID             Chief Financial Officer         April 23, 1999
------------------------------------------  (principal financial and
             Suzanne M. David               accounting officer)

                    *                       Director                        April 23, 1999
------------------------------------------
              Ronald J. Hall

                    *                       Director                        April 23, 1999
------------------------------------------
             George D. Holmes

                    *                       Director                        April 23, 1999
------------------------------------------
              John M. Morris

                    *                       Director                        April 23, 1999
------------------------------------------
       C. Michael O'Donnell, Ph.D.

                    *                       Director                        April 23, 1999
------------------------------------------
           William C. Shepherd


*By: /s/ STEPHEN K. SCHULTHEIS

--------------------------------
     Stephen K. Schultheis,
        Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION                           PAGE
-------                            -----------                           ----
     1.1   Form of Underwriting Agreement..............................
     3.1   Certificate of Incorporation of ANSYS to be filed with the
           Delaware Secretary of State in May 1999.....................
     3.2   Bylaws of ANSYS.............................................
     4.1   Specimen certificate representing shares of common stock of the Company.................................................
     5.1*  Form of Opinion of Brobeck Phleger & Harrison LLP...........
    10.1   Form of Indemnification Agreement...........................
    10.2*  Stock Option Plan for Employees of ANSYS, together with form of Stock Option Agreement (and related Notice of Grant of
           Option), Stock Purchase Agreement and Stock Issuance
           Agreement...................................................
    10.3*  1997 Stock Incentive Plan, together with form of Stock
           Option Agreement (and related Notice of Grant of Option),
           Stock Purchase Agreement and Stock Issuance Agreement.......
    10.4+* Commercial Agreement dated as of April 1, 1993 by and between Roche Diagnostic Systems, Inc. and ANSYS............
    10.5*  Amendment to Commercial Agreement between Roche Diagnostic
           Systems, Inc. and ANSYS dated May 1, 1998...................
    10.6+* Development and Manufacturing Agreement dated as of
           September 1, 1996 by and between Roche Diagnostic Systems,
           Inc. and ANSYS..............................................
    10.7+* First Amendment to Development and Manufacturing Agreement
           between Roche Diagnostic Systems, Inc. and ANSYS dated as of
           September 25, 1998..........................................
    10.8*  Standard Industrial Commercial Single-Tenant Lease -- Net
           dated November 1, 1996 between Makena Properties and
           ANSYS.......................................................
    10.9*  Form of International Distributorship Agreement for ANSYS...
    10.10* Form of Distributorship Agreement for ANSYS ................
    10.11* Registration Rights Agreement dated December 12, 1988 between ANSYS and certain stockholders of ANSYS.............
    10.12* Management Subscription Agreement dated December 12, 1988 between ANSYS and certain stockholders of ANSYS.............
    10.13* $2,000,000 Promissory Note Change in Terms Agreement dated
           June 1, 1998 between ANSYS and Southern California Bank.....
    10.14* $1,000,000 Promissory Note Change in Terms Agreement dated
           May 28, 1998 between ANSYS and Southern California Bank.....
    10.15+ Letter Agreement dated September 24, 1998 by and between
           ANSYS and Molecular Innovations, Inc........................
    10.16  $300,000 Convertible Note dated February 5, 1999 between
           ANSYS and Molecular Innovations, Inc........................
    10.17+ Convertible Note Purchase Agreement dated February 5, 1999 between ANSYS and Molecular Innovations, Inc................
    10.18  ANSYS 1999 Employee Stock Purchase Plan
    21.1*  List of Subsidiaries........................................
    23.1   Consent of McGladrey & Pullen, LLP, Independent Auditors....

EXHIBIT
NUMBER                             DESCRIPTION                           PAGE
-------                            -----------                           ----
    23.2*  Consent of Brobeck Phleger & Harrison LLP (contained in
           Exhibit 5.1)................................................
    24.1*  Power of Attorney...........................................
    27.1   Financial Data Schedule.....................................


-------------------------
 * Previously filed.

** To be filed by amendment.

 + Confidential treatment is being sought with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.